QuickLinks -- Click here to rapidly navigate through this document

This filing is made pursuant
to Rule 424(b)(5) under
the Securities Act of 1933
in connection with
Registration Nos. 333-102512
and 333-105351

Subject to Completion. Dated May 19, 2003.

Prospectus Supplement
(To Prospectus Dated March 24, 2003)

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. We may not sell these securities or accept any offer to buy these securities until this prospectus supplement is delivered in final form. This prospectus supplement is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

12,500,000 Shares

PETCO Animal Supplies, Inc.

Common Stock

        We are offering 2,500,000 shares of our common stock and the selling stockholders named in this prospectus supplement are offering 10,000,000 shares. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

        Our common stock is listed on the Nasdaq National Market under the symbol "PETC." The last reported sale price of our common stock on the Nasdaq National Market on May 16, 2003 was $21.54 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page S-8.

PRICE $            A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to PETCO	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        Some of the selling stockholders have granted the underwriters the right to purchase up to an additional 1,875,000 shares of common stock to cover sales of shares in excess of the number listed above. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on or about                        , 2003.

Joint Book-Running Managers

Goldman, Sachs & Co.	Morgan Stanley

Lehman Brothers

Bear, Stearns & Co. Inc.
CIBC World Markets
Citigroup
UBS Warburg

                        , 2003

        You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may sell common stock from time to time in one or more offerings up to a total dollar amount of $55 million and certain selling stockholders referred to in the prospectus may also offer and sell shares of our common stock. We will not receive any of the proceeds from any sales of shares by the selling stockholders. In this prospectus supplement, we provide you with specific information about the terms of this offering and certain other information. Both this prospectus supplement and the accompanying prospectus include important information about us, the selling stockholders, our common stock and other information you should know before investing in our common stock. This prospectus supplement and the accompanying prospectus also incorporate important business and financial information about PETCO Animal Supplies, Inc. and its subsidiaries that is not included in or delivered with these documents. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading "Where You Can Find More Information" on page 3 of the accompanying prospectus before investing in our common stock. This prospectus supplement adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus or the information incorporated by reference, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made or incorporated by reference in this prospectus supplement.

        Market data used throughout this prospectus supplement, including information relating to our relative position in the pet food, supplies and services retailing industry, is based on the good faith estimates of management, which estimates are based upon their review of internal surveys, independent industry publications and other publicly available information, including Packaged Facts reports and information prepared by the American Pet Products Manufacturers Association, the American Veterinary Medical Association, and the Business Communications Company, Inc. Although we believe that these sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified this information.

        We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. In addition, our name, logo and web site name and address are our service marks or trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus supplement belongs to its holder. For example, Iams® and Eukanuba® are trademarks of The Iams Company, Science Diet® is a trademark of Hill's Pet Nutrition Inc., Nutro® is a trademark of Nutro Products, Inc., Purina® is a trademark of Ralston Purina Corp., Alpo® is a trademark of Friskies PetCare Company, Inc., Kal Kan® is a trademark of Mars, Incorporated and its affiliates and San Diego Padres® is a trademark of Padres L.P.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere in this prospectus supplement. We urge you to read this entire prospectus supplement and the accompanying prospectus carefully, including the "Risk Factors" section. In this prospectus supplement and the accompanying prospectus, "PETCO Animal Supplies," "PETCO," "we," "our" and "us" refer to PETCO Animal Supplies, Inc. and its subsidiaries, unless the context requires otherwise. Unless indicated otherwise, all store counts are as of May 3, 2003. Our fiscal year ends on the Saturday closest to January 31, resulting in years of either 52 or 53 weeks. For example, fiscal 2002 consisted of 52 weeks ended on February 1, 2003.

PETCO

        We are a leading specialty retailer of premium pet food, supplies and services with 617 stores in 43 states and the District of Columbia. Our products include pet food, supplies, grooming products, toys, novelty items and vitamins, small pets such as fish, birds and other small animals (excluding cats and dogs), and veterinary supplies. Our strategy is to offer our customers a complete assortment of pet-related products and services at competitive prices, with superior levels of customer service at convenient locations. As a result of our strong brand name and the successful implementation of our operating strategy, we have achieved substantial growth over the last five years. Through the fourth quarter of fiscal 2002, we have posted 40 consecutive fiscal quarters of positive comparable store net sales growth of 5% or more. For the fiscal year ended February 1, 2003, we generated net sales of $1.48 billion, representing a compounded annual growth rate, or CAGR, of 14.5% over the last five fiscal years.

        Our stores combine the broad merchandise selection and everyday low prices of a pet supply warehouse store with the convenient location and knowledgeable customer service of a neighborhood pet supply store. We believe that this combination differentiates our stores and provides us with a competitive advantage. Our principal format is a 12,000 to 15,000 square foot store, conveniently located near local neighborhood shopping destinations, including supermarkets, bookstores, coffee shops, dry cleaners and video stores, where our target "pet parent" customer makes regular weekly shopping trips. We believe that our stores are well positioned, both in terms of product offerings and location, to benefit from favorable long-term demographic trends, a growing pet population and an increasing willingness of pet owners to spend on their pets.

Industry Overview

        We believe the pet food, supplies and services industry is benefiting from a number of favorable demographic trends that are continuing to support a steadily growing pet population. The U.S. pet population has now reached 353 million companion animals, including 141 million cats and dogs, with an estimated 62% of all U.S. households owning at least one pet, and three quarters of those households owning two or more pets. We believe the trend to more pets and more pet-owning households will continue, driven by an increasing number of children under 18 and a growing number of empty nesters whose pets have become their new "children." We estimate that U.S. retail sales of pet food, supplies, small animals (excluding cats and dogs) and services increased to approximately $27 billion in 2001. We believe we are well positioned to benefit from several key growth trends within the industry:

  •
  Growth in Premium Dog and Cat Food as a Percentage of the $10.5 Billion Dog and Cat Food Market. Business Communications Company, Inc., a provider of industry reviews, estimates sales of premium dog and cat foods, which represented approximately 32.3% of the total dog and cat food market in 2001, will grow at a CAGR of 9.0% from 2001 to 2005, driven by the marketing of premium brands by vendors and a heightened nutritional awareness among pet owners. Sales of premium dog and cat food accounted for $435 million, or 29.4%, of our fiscal 2002 net sales compared to $399 million, or 30.7%, of our fiscal 2001 net sales.

  •
  Growing Sales of Pet Supplies and Services. Based on reports from Packaged Facts, an independent provider of market research reports, and Business Communications Company, we project that sales of pet supplies accounted for approximately $7.0 billion in sales for 2001 and will grow at a CAGR of 6.0% through 2005. Pet supplies and small animals (excluding cats and dogs) accounted for $954 million, or 65%, of our fiscal 2002 net sales. Pet services are estimated to account for the remaining $9.5 billion of the overall $27 billion market. We believe that offering selected pet services better serves our best customers and increases traffic flow in our stores. Services represent an increasing portion of our net sales and, for fiscal 2002, services sales increased 33% from fiscal 2001, approximately two and a half times our overall sales growth.

  •
  Continued Growth of Market Share in Highly Fragmented Industry. An estimated 9,000 independent pet supply stores operate in the United States, and PETCO is one of only two national specialty retailers of pet food, supplies and services. Between 1991 and 2001 specialty pet store chains such as PETCO experienced significant market share gains in the pet food and supplies categories, largely at the expense of supermarkets. We believe that this shift primarily results from (1) the enhanced merchandising effort and product mix offered by specialty pet store chains and (2) the growing demand for premium pet food. The following chart illustrates this shift in distribution channels.

Our Strategy and Competitive Advantages

        Our strategy is to strengthen our position as a leading specialty retailer of premium pet food, supplies and services by offering our customers a complete assortment of pet-related products and services at competitive prices with superior levels of customer service at convenient locations. We intend to continue to pursue the following elements of our strategy:

  •
  Continue to Increase Sales and Profitability. We will strive to increase our sales and earnings by

  •
  generating continuous comparable store net sales growth,

  •
  expanding strategically in existing and new markets,

  •
  targeting sales of higher-margin supplies and services, which have grown to 68.4% of net sales in fiscal 2002, up from 60.5% of net sales in fiscal 1998,

  •
  delivering economies of scale and purchasing efficiencies from our expanding store base, and

    •
    continuing to offer over 10,000 high quality products not typically found in supermarkets or mass merchants.

  •
  Capitalize Upon our Maturing Store Base to Increase Net Sales and Store-Level Operating Performance. Since more than 40% of our stores are less than five years old, we expect to continue to leverage our maturing store base, which has historically improved average store-level contribution margins from an estimated 6% in a store's first year to over 15% by year five.

  •
  Expand Using our Proven New Store Model. We plan to increase our net store count by 40 to 50 stores per year using our new store model, which generally results in stores achieving profitability by the end of their first year of operation, and we target for each store a five-year return on investment of more than 20%. Since the middle of 2001, all new stores have been opened in our new millennium format, which incorporates a more dramatic presentation of our companion animals and emphasizes higher-margin supplies categories.

  •
  Leverage our Industry Leading Information Systems and Logistics Expertise. We plan to continue to leverage our investment in our information systems infrastructure and integrated distribution network to increase sales, enhance customer service and improve inventory turns, which have increased from 6.1x for fiscal 1998 to 7.7x for fiscal 2002.

  •
  Capitalize Upon our Brand Awareness and Highly Successful P.A.L.S. Customer Loyalty Program. Over 75% of our net sales come from our P.A.L.S. (PETCO Animal Lovers Save) members, who spend on average over 50% more per transaction than do our non-P.A.L.S. customers. Recently, our customers have been signing up for approximately one million new P.A.L.S. cards per quarter.

  •
  Continue to Provide Superior, Knowledge-Based Customer Service. We will continue to seek to increase sales, attract new customers and build customer loyalty by enhancing our customers' shopping experience with store managers and sales associates who are pet owners and enthusiasts, which allows them to provide knowledgeable and friendly customer service and create a fun and exciting shopping environment.

        Despite the competitive advantages described above, our business is subject to a number of risks. If we fail to profitably open new stores, maintain the profitability of existing stores and successfully complete our store remodel program, our results of operations would suffer. We have a substantial amount of indebtedness, which limits the cash flow we have available for our operations and may restrict our ability to exploit business opportunities. For a discussion of these and other risks, please see the "Risk Factors" section beginning on page S-8.

Recent Developments

        On May 19, 2003, we announced the following updated guidance:

        We currently expect first quarter earnings per diluted share in the range of $0.19 to $0.20 and, accordingly, now expect full fiscal year 2003 earnings per diluted share in the range of $1.09 to $1.11, before the non-cash effect of an accounting change.

        As previously announced, we will be adopting a new accounting standard, Emerging Issues Task Force Issue No. 02-16, or EITF 02-16, on accounting for consideration received from suppliers. The adoption of the new accounting standard will result in PETCO reporting higher gross margins and higher selling, general and administrative expenses. The adoption of EITF 02-16 is expected to reduce first quarter earnings per diluted share by $0.01 and full fiscal year 2003 earnings per diluted share by approximately $0.07. Accordingly, including the effect of the new accounting standard, we now expect earnings per diluted share for the first quarter of 2003 in the range of $0.18 to $0.19 and full fiscal year 2003 earnings per diluted share in the range of $1.02 to $1.04.

        We continue to expect to report a comparable store net sales increase in the range of 4.5% to 5.0% for the first quarter of fiscal 2003. This increase in comparable store net sales would come on top of the 9.3% increase achieved in the first quarter of fiscal 2002. For the full fiscal year 2003, we continue to expect a comparable store net sales increase of approximately 6%.

        This information constitutes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Given the risks and uncertainties involved with these statements, when the actual results of operations are finalized, it is possible that the results will vary from the amounts described above. See "Cautionary Note Regarding Forward-Looking Statements."

        Our corporate headquarters are located at PETCO Animal Supplies, Inc., 9125 Rehco Road, San Diego, CA 92121, and our telephone number is (858) 453-7845. Our web site address is www.petco.com. The information contained or incorporated in our web site is not a part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by us	2,500,000 shares
Common stock offered by the selling stockholders	10,000,000 shares
Total	12,500,000 shares
Common stock to be outstanding immediately after this offering	59,891,317 shares
Option to purchase additional shares	1,875,000 shares offered by selling stockholders
Use of proceeds
We intend to use the net proceeds from this offering to redeem $40.0 million in principal amount of our outstanding 10.75% senior subordinated notes due 2011 or to purchase or otherwise repay indebtedness. Any remaining net proceeds will be used for general corporate purposes.
We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.
Nasdaq National Market symbol	"PETC"

        Unless otherwise indicated, all share information in this prospectus supplement is based on the number of shares outstanding as of May 12, 2003 and:

  •
  excludes 756,772 shares of common stock reserved for issuance under our 1994 stock option plan, of which 635,936 shares were subject to outstanding options at a weighted average exercise price of $1.11 per share, and 120,836 shares were available for future grants;

  •
  excludes 2,375,579 shares of common stock reserved for issuance under our 2002 incentive award plan, of which 1,613,250 shares were subject to outstanding options at a weighted average exercise price of $18.03 per share, and 762,329 shares were available for future grants; and

  •
  assumes no exercise of the underwriters' option to purchase additional shares.

Summary Consolidated Financial and Other Data

        The following summary consolidated financial data as of, and for the fiscal years ended, February 3, 2001, February 2, 2002 and February 1, 2003, presented below under the captions "Statement of Operations Data" and "Balance Sheet Data," have been derived from our audited consolidated financial statements as of those dates and for those periods. You should read the information set forth below in conjunction with other sections of this prospectus supplement and the accompanying prospectus, including "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes.

	Fiscal Year Ended
	Feb. 3, 2001(1)	Feb. 2, 2002	Feb. 1, 2003
	(amounts in millions, except store data)
Statement of Operations Data:
Net sales	$1,151.2	$1,300.9	$1,476.6
Gross profit	334.1	391.8	460.4
Operating income	13.4	31.8	92.0
Interest expense, net	23.0	40.8	32.7
Net earnings (loss) available to common stockholders	(28.8)	(50.5)	11.7
Other Financial Data:
Gross profit margin	29.0%	30.1%	31.2%
Depreciation and amortization	$48.1	$51.7	$51.9
Inventory turns(2)	6.7x	7.4x	7.7x
Store Data:
Percentage increase in comparable store net sales	6.4%	8.6%	8.0%
Net sales per square foot(3)	$177 (4)	$180	$188
Number of stores at period end	528	561	600
	As of February 1, 2003
	Actual	As Adjusted(5)
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$108.9	$113.5
Working capital(6)	4.1	4.1
Total assets	554.9	559.5
Total debt, including current maturities(7)	365.5	325.5
Stockholders' equity (deficit)	(11.1)	34.4

(1)
The fiscal year ended February 3, 2001 consisted of 53 weeks, as compared to 52 weeks for each of the fiscal years ended February 2, 2002 and February 1, 2003.

(2)
Calculated by dividing cost of sales and occupancy costs, excluding the impact of the 53rd week in fiscal 2000, for the most recent four quarters, by average fiscal quarter inventory for the five most recent quarters.

(3)
Calculated by dividing net sales by gross square footage of stores open, weighted by the number of months stores are open during the period.

(4)
As adjusted to a 52-week period, net sales per square foot would have been $173 for the fiscal year ended February 3, 2001.

(5)
The as adjusted data reflect the receipt by us of the net proceeds from the sale of 2,500,000 shares at an assumed public offering price of $21.54 per share, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds of the offering to redeem $40.0 million in principal amount of our senior subordinated notes at 110.75% of their face amount, plus accrued and unpaid interest.

(6)
Calculated by subtracting current liabilities from current assets (other than cash and cash equivalents).

(7)
Includes capital leases and other obligations.

RISK FACTORS

        The value of an investment in PETCO will be subject to significant risks inherent in our business. You should carefully consider the risks and uncertainties described below and other information included in this prospectus supplement and the accompanying prospectus before purchasing our common stock. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly.

Risks Related to Our Business

If we are unable to profitably open and operate new stores, maintain the profitability of our existing stores and successfully complete our store remodel program, our business, financial condition and results of operations may be harmed.

        One of our strategies is to open new stores by focusing on both existing markets and by targeting new geographic markets. We have opened approximately 40 to 60 stores per year (offset by closings and relocations of existing stores) between fiscal 1998 and fiscal 2002. We plan to increase our net store count by 40 to 50 stores per year and plan to target one or two new geographic markets per year.

        There can be no assurance that we will be able to open stores at this rate. The rate of our expansion will depend on several factors, including general economic and business conditions affecting consumer confidence and spending, the availability of desirable locations, the negotiation of acceptable lease terms, the availability of qualified personnel and our ability to manage the operational aspects of our growth. The rate of our expansion will also depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt capital. There can be no assurance that we will be able to obtain equity or debt capital on acceptable terms or at all. Moreover, our senior credit facility and the indenture governing our senior subordinated notes contain provisions that restrict the amount of debt we may incur in the future. If we are not successful in obtaining sufficient capital, we may be unable to open additional stores as planned, which may adversely affect our results of operations.

        Our continued growth also depends, to a significant degree, on our ability to increase sales in our new and existing stores. Our comparable store net sales increased by 6.4%, 8.6% and 8.0% for fiscal 2000, 2001 and 2002, respectively. As a result of new store openings in existing markets and because mature stores will represent an increasing proportion of our store base over time, our comparable store net sales increases in future periods may be lower than historical levels.

        There also can be no assurance that our existing stores will maintain their current levels of sales and profitability or that new stores will generate sales levels necessary to achieve store-level profitability, much less profitability comparable to that of existing stores. New stores that we open in our existing markets may draw customers from our existing stores and may have lower sales growth relative to stores opened in new markets. New stores also may face greater competition and have lower anticipated sales volumes relative to previously opened stores during their comparable years of operations. These factors, together with increased pre-opening expenses at our new stores, may reduce our average store contribution and operating margins. In addition, we are opening new stores in, and are remodeling some of our existing stores into, our millennium format, which incorporates our most recent merchandising strategies. There can be no assurance that our millennium format will be as or more profitable than our existing stores, and may be less profitable than historical levels for our other stores. If we are unable to profitably open and operate new stores and maintain the profitability of our existing stores, our business, financial condition and results of operations may be harmed.

We may be unable to successfully execute our expansion strategy or manage and sustain our growth and, as a result, our business may be harmed.

        Our ability to open new stores depends on a number of factors, including:

  •
  adequate capital resources for leasehold improvements, fixtures and inventory and pre-opening expenses;

  •
  our ability to locate and obtain favorable store sites and negotiate acceptable lease terms;

  •
  our ability to obtain and distribute adequate product supplies to our stores, including by expanding our distribution facilities;

  •
  our ability to hire, train and retain skilled managers and personnel; and

  •
  our ability to continue to upgrade our information and other operating systems to control the anticipated growth and expanded operations.

        Our senior credit facility and the indenture governing our senior subordinated notes also contain covenants which may restrict or impair our growth plans. We currently expect to finance our store expansion plans from cash flow from operations, lease financing and capacity under our senior credit facility. To the extent that we are unable to obtain adequate financing for new store growth on acceptable terms, our ability to open new stores will be negatively impacted. As a result, there can be no assurance that we will be able to achieve our current plans for the opening of new stores. In addition, our failure to expand our distribution facilities or other internal systems or procedures in accordance with our growth plans, or difficulties we may incur in operating our distribution facilities, could adversely affect our ability to deliver merchandise to our stores in a timely fashion. As a result, our ability to support our planned new store growth may be harmed.

        In addition, we routinely evaluate our strategic alternatives with respect to each of our stores and our other operating assets and investments. In connection with this evaluation, we may elect to close stores or to sell or otherwise dispose of selected assets or investments. Excluding store relocations, we closed ten stores in fiscal 2000, six stores in fiscal 2001 and six stores in fiscal 2002. There can be no assurance that any future sale or disposition would be achieved on terms favorable to us because we incur closing costs or may lose sales to our competitors as a result.

Our substantial amount of debt may limit the cash flow available for our operations and place us at a competitive disadvantage.

        We have, and will continue to have, a substantial amount of debt. As of May 3, 2003, this debt consisted primarily of (1) $192.0 million of borrowings under our senior credit facility (with $56.2 million of additional available credit, subject to certain conditions) and (2) $170.0 million in principal amount of our senior subordinated notes. Our level of indebtedness has important consequences to you and your investment in our common stock. For example, our level of indebtedness may:

  •
  require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to use for working capital, capital expenditures and other general corporate purposes;

  •
  limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other investments, which may limit our ability to carry out our business strategy;

  •
  result in higher interest expense if interest rates increase on our floating rate borrowings; or

  •
  heighten our vulnerability to downturns in our business or in the general economy and restrict us from exploiting business opportunities or making acquisitions.

The agreements governing our debt impose restrictions on our business.

        The agreement governing our senior credit facility and the indenture governing our senior subordinated notes contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. These covenants place restrictions on our ability to, among other things:

  •
  incur more debt;

  •
  pay dividends, redeem or repurchase our stock or make other distributions;

  •
  make acquisitions or investments;

  •
  enter into transactions with affiliates;

  •
  merge or consolidate with others;

  •
  dispose of assets or use asset sale proceeds;

  •
  create liens on our assets; and

  •
  extend credit.

        If compliance with our debt obligations materially hinders our ability to operate our business and adapt to changing industry conditions, we may lose market share, our revenue may decline and our operating results may suffer.

Our failure to satisfy covenants in our debt instruments would cause a default under those instruments.

        In addition to imposing restrictions on our business and operations, our debt instruments include a number of covenants relating to financial ratios and tests. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants would result in a default under these instruments. An event of default would permit our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. Moreover, the lenders under our senior credit facility would have the option to terminate any obligation to make further extensions of credit under our senior credit facility. If we are unable to repay debt to our senior lenders, these lenders could proceed directly against our assets.

The loss of any of our three key vendors, or of our exclusive distribution arrangements with our vendors, would negatively impact our business.

        We purchase significant amounts of products from three key vendors: The Iams Company, Hill's Pet Products, Inc. (which produces Science Diet) and Nutro, Inc. Supplies of products from these vendors accounted for approximately 9%, 10% and 8%, respectively, of our net sales in fiscal 2001 and 8%, 9% and 8%, respectively, in fiscal 2002. We do not maintain long-term supply contracts with any of our vendors. While we believe that our vendor relationships are satisfactory, any vendor could discontinue selling to us at any time. The loss of any of our three key vendors or any other significant vendors of premium pet food or pet supplies offered by us would have a negative impact on our business, financial condition and results of operations.

        In addition, a change in how our key products are distributed could have a material adverse effect on our business. It could materially adversely affect our business if any premium pet food manufacturers were to make premium pet food products widely available in supermarkets or through mass merchants, or if the premium brands currently available to supermarkets and mass merchants were to increase their market share at the expense of the premium brands sold only through specialty pet food and supplies retailers.

        Through the end of fiscal 1999, the premium pet food brands that we purchased from The Iams Company, Hill's Pet Products, Inc. and Nutro, Inc. were not widely available in supermarkets or mass merchants. One of our primary premium pet food vendors, The Iams Company, was purchased by Procter & Gamble in fiscal 1999. In March 2000, Procter & Gamble broadened the distribution of the Iams brand to supermarkets, warehouse clubs and mass merchants across the country. The Eukanuba brand of pet food, which is also manufactured by The Iams Company, continues to be sold exclusively through specialty channels such as PETCO. Sales of Iams brand pet food represented approximately 9% of our net sales in fiscal 1999, decreasing to approximately 6% of our net sales in fiscal 2000. The broadening of the distribution of Iams brand pet food negatively impacted our comparable store net sales during fiscal 2000, resulting in lower increases in comparable store net sales through the first quarter of 2001.

        Our principal vendors also currently provide us with certain incentives such as volume purchasing, trade discounts, cooperative advertising and market development funds. A reduction or discontinuance of these incentives would increase our costs and could reduce our profitability.

        We also purchase significant amounts of pet supplies from a number of vendors with limited supply capabilities. There can be no assurance that our current pet supply vendors will be able to accommodate our anticipated growth and expansion of our stores. We continually seek to expand our base of pet supply vendors and to identify new pet-related products. An inability of our existing vendors to provide products in a timely or cost-effective manner could impair our business, financial condition and results of operations.

Competition in the markets in which we operate is strong and if we are unable to compete effectively, our ability to generate sales may suffer and our operating income and net earnings would decline.

        The pet food and supplies retailing industry is highly competitive. We compete with a number of specialty pet store chains and traditional pet stores. We also compete with supermarkets, warehouse clubs and mass merchants. Many of these competitors are larger and have access to greater capital and management resources than we do.

        There can be no assurance that in the future we will not face greater competition from national, regional and local retailers. In particular, if any of our major competitors seeks to gain or retain market share by reducing prices or by introducing additional products, we may be required to reduce prices on our key products in order to remain competitive, which may negatively impact our profitability.

A prolonged economic downturn could result in reduced sales and lower revenues and profitability.

        Purchases of pet-related supplies may be affected by prolonged, negative trends in the general economy that adversely affect consumer spending. Any reduction in consumer confidence or disposable income in general may affect companies in pet-related and other retail industries more significantly than companies in industries that rely less on discretionary consumer spending. In addition, due to our substantial amount of debt, we are more susceptible to some of these adverse economic effects than are some of our competitors which have greater financial and other resources than we do.

Our operating results could be harmed if we are unable to integrate acquired companies into our operations.

        The pet food and supplies retailing industry is highly fragmented. We may pursue expansion and acquisition opportunities in the future, and we must efficiently integrate and combine operations of acquired companies to realize the anticipated benefits of acquisitions. To be successful, the integration process requires us to achieve the benefits of combining the companies, including generating operating efficiencies and synergies and eliminating or reducing redundant costs. Since we often have limited prior knowledge of acquired companies, there can be no assurance that the anticipated benefits of these acquisitions will be fully realized without incurring unanticipated costs or diverting management's attention from our core operations. Our operating results could be harmed if we are unable to efficiently integrate newly acquired companies into our operations. Any future acquisitions also could result in potentially dilutive issuances of equity securities, or the incurrence of additional debt or the assumption of contingent liabilities.

We have made investments in the past and may make investments in the future without being able to achieve an adequate return, if any, on our investment.

        In the past we have made, and in the future we may make, investments in strategic ventures or other complementary businesses in an effort to expand internationally or to otherwise grow our business. These investments typically involve many of the same risks posed by acquisitions, particularly those risks associated with the diversion of our resources, the inability of the new venture to generate sufficient revenues, the management of relationships with third parties and potential expenses. Strategic ventures have the added risk that the other strategic venture partners may have economic, business or legal interests or objectives that are inconsistent with our interests and objectives. Although we have no present plans to make any such investment, there can be no assurance that any investment we make in the future would achieve an adequate return, if any.

        In the past we have terminated, and in the future we may terminate, our relationship in a strategic venture after we have made substantial investments in that strategic venture. For example, our investment in Petopia.com, an e-commerce destination for the sale of pet food and supplies, failed to achieve the desired results, and in fiscal 2000 we took a charge of approximately $10.2 million due to Petopia.com's pending liquidation and wrote off $1.3 million in receivables due from Petopia.com. In addition, in January 2002 we terminated our relationship with Canadian Petcetera Limited Partnership, which operated 32 Petcetera retail pet food and supplies stores in Canada, because the stores operated by the Canadian partnership were not producing the results we had anticipated. At the time of the termination of our relationship, we also entered into a settlement agreement with the other partners of the partnership to resolve allegations made by the other partners that we had reneged on an alleged agreement to buy out their interests in the Canadian partnership. We recorded a write-off of approximately $26.7 million in the fourth quarter of fiscal 2001, which represented the carrying value of our Canadian investment and related assets, and settlement expenses of approximately $10.3 million related to the settlement of the related dispute.

If we are required to restructure our operations to comply with regulations governing our business, it could have a material effect on our business and operations.

        The transportation and sale of small animals is governed by various state and local regulations. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. While we seek to structure our operations to comply with the laws and regulations of each state in which we operate, there can be no assurance that, given varying and uncertain interpretations of these laws, we would be found to be in compliance in all states. A determination that we are in violation of applicable laws in any state in which we operate could require us to restructure our operations to comply with the requirements of that state, which could have a material adverse effect on our business and operations.

Negative publicity arising from claims that we do not properly care for animals we sell could adversely affect how we are perceived by the public and reduce our revenues and profitability.

        From time to time, we are subject to claims or complaints that we do not care properly for some of the animals we sell. For example, allegations were made in a complaint filed in June 2002 in the San Francisco Superior Court by the San Francisco City Attorney's office to the effect that certain associates have not properly cared for companion animals for sale in our two San Francisco stores. The complaint seeks damages, penalties and an injunction against the sale of companion animals in our San

Francisco stores. The complaint and related news reports have caused negative publicity. We take seriously any allegations regarding the proper care of companion animals and have taken steps to reiterate to all our associates the importance of proper care for all companion animals in all our stores. We are responding to the complaint and are defending it vigorously. The complaint and any similar allegations or actions which could be filed in the future could cause negative publicity which could have a material adverse effect on our results of operations.

Some of our compensation practices have been challenged in a complaint that, if successful, could harm our financial condition and results of operations.

        In July 2001, we received a copy of a complaint filed in the Superior Court of California for the County of Los Angeles alleging violations of the California Labor Code and the Business and Professions Code. The purported class of plaintiffs alleged that we improperly classified our salaried store managers and assistant store managers as exempt employees not entitled to overtime pay for work in excess of 40 hours per week. The relief sought includes compensatory damages, penalties, preliminary and permanent injunctions requiring us to pay overtime compensation under California law, prejudgment interest, costs and attorneys' fees and such other relief as the court deems proper. In November 2001, the case was transferred to the Superior Court of California for the County of San Diego. In December 2002, we announced our intention to settle all claims related to this lawsuit. While we continue to deny the allegations underlying the lawsuit, we have tentatively agreed to the settlement to avoid possible disruption to our business from protracted litigation. In fiscal 2002, we expensed $2.1 million, after tax, for the settlement, which received preliminary court approval but remains subject to final court approval. If the settlement is not approved, and the plaintiffs are successful, this litigation could further harm our financial condition, and any required change in our labor practices could have a negative impact on our results of operations.

We depend on key personnel, and if we lose the services of any of our principal executive officers, including Mr. Devine, our Chairman, President and Chief Executive Officer, we may not be able to run our business effectively.

        We are dependent upon the efforts of our principal executive officers. In particular, we are dependent upon the management and leadership of Brian K. Devine, our Chairman, President and Chief Executive Officer. The loss of Mr. Devine or certain of our other principal executive officers could affect our ability to run our business effectively.

        Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and there can be no assurance that we can retain our personnel. The loss of a member of senior management requires the remaining executive officers to divert immediate and substantial attention to seeking a replacement. The inability to fill vacancies in our senior executive positions on a timely basis could adversely affect our ability to implement our business strategy, which would negatively impact our results of operations.

Terrorism and the uncertainty of war may have a material adverse effect on our operating results.

        Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the operations of the United States securities markets, the markets in which we operate and our operations and profitability. Further terrorist attacks against the United States or U.S. businesses may occur. The potential near-term and long-term effect these attacks may have for our customers, the markets for our services and the U.S. economy are uncertain. The consequences of any terrorist attacks, or any armed conflicts which may result, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

Risks Associated with this Offering

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

        Upon completion of this offering, our executive officers, directors and principal stockholders will own, in the aggregate, approximately 53.5% of our outstanding common stock, or approximately 50.3% of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full. As a result, these stockholders will have significant influence over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions, and will otherwise have significant influence over our management and policies. The directors elected by these stockholders will be able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and incur indebtedness. Green Equity Investors III, L.P. and TPG Partners III, L.P. and its affiliates are parties to an agreement, pursuant to which they agreed to vote for two nominees of Green Equity Investors III, L.P. and two nominees of TPG Partners III, L.P. and its affiliates. This concentration of ownership may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interests.

Future sales of shares of our common stock in the public market may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.

        If our existing stockholders sell substantial amounts of our common stock in the public market or if there is a perception that these sales may occur, the market price of our common stock could decline. Based on shares outstanding as of May 12, 2003 and after giving effect to this offering, we will have 59,891,317 shares of common stock outstanding. Of these shares, the 12,500,000 shares of common stock to be sold in this offering, the 16,675,000 shares of common stock sold in our initial public offering and the shares sold to date by our stockholders pursuant to Rules 144, 144(k) or 701 under the Securities Act will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by "affiliates" of ours as such term is defined in Rule 144 of the Securities Act.

        We also have 3,132,351 shares of common stock reserved for issuance under our stock option and incentive plans, of which 2,249,186 shares were subject to outstanding options as of May 12, 2003. In March 2002, we filed a registration statement on Form S-8 to register all of the shares of common stock which could be purchased upon the exercise of stock options outstanding on that date and all other shares of common stock reserved for future issuance under our stock option and incentive plans. Accordingly, shares issued upon exercise of such options are freely tradable by holders who are not our affiliates and, subject to the volume and other limitations of Rule 144, by holders who are affiliates.

        All remaining shares held by our existing stockholders were issued and sold by us in private transactions, or are shares retained by senior management in connection with our recapitalization transaction in October 2000, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 thereunder, except for 26,566,953 shares beneficially owned by our executive officers, directors and the selling stockholders, which will be subject to lock-up agreements to be entered into in connection with this offering pursuant to which these individuals will agree not to offer or sell any of these shares of common stock for a period of 90 days from the date of this prospectus supplement without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, on behalf of the underwriters. The sale of a substantial number of shares of our common stock following the expiration of the lock-up period could cause our stock price to fall.

The price of our common stock may be volatile.

        Since our initial public offering in February 2002, the price at which our common stock has traded has been subject to significant fluctuation. The market price for our common stock in the future may continue to be volatile. In addition, the stock market has recently experienced significant price and volume fluctuations that in many instances have been unrelated or disproportionate to the operating performance of specific companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class-action litigation has often been brought against that company. If similar litigation were instituted against us, it could result in substantial costs and divert management's attention and resources from our core business.

Our stock price may be adversely affected because our results of operations may fluctuate from quarter to quarter.

        The timing of new store openings, related pre-opening expenses and the amount of revenue contributed by new and existing stores may cause our quarterly results of operations to fluctuate. Our business is also subject to seasonal fluctuation. Historically, we have realized a higher portion of our net sales during the month of December than during the other months of the year. If our quarterly revenue and operating results fall below the expectations of securities analysts and investors, the market price of our common stock could fall substantially.

        Operating results also may vary depending on a number of factors, many of which are outside our control, including:

  •
  changes in our pricing policies or those of our competitors;

  •
  the hiring and retention of key personnel;

  •
  wage and cost pressures;

  •
  changes in fuel prices or electrical rates;

  •
  costs related to acquisitions of businesses; and

  •
  seasonal and general economic factors.

Takeover defense provisions may adversely affect the market price of our common stock.

        Various provisions of the Delaware general corporation law, or the DGCL, and of our corporate governance documents may inhibit changes in control not approved by our board of directors and may have the effect of depriving you of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover. In addition, the existence of these provisions may adversely affect the market price of our common stock. These provisions include:

  •
  a classified board of directors;

  •
  a prohibition on stockholder action through written consents;

  •
  a requirement that special meetings of stockholders be called only by our board of directors, our chairman or our president;

  •
  advance notice requirements for stockholder proposals and nominations; and

  •
  availability of "blank check" preferred stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements under "Prospectus Supplement Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus supplement, the accompanying prospectus and the information incorporated by reference are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are therefore entitled to the protection of the safe harbor provisions of these laws. We generally identify forward-looking statements in this prospectus supplement, the accompanying prospectus and the information incorporated by reference using words like "believe," "intend," "target," "expect," "estimate," "may," "should," "plan," "project," "contemplate," "anticipate," "predict" or similar expressions. You can also identify forward-looking statements by discussions of strategy, plans or intentions. In addition, the statements regarding our expectations with respect to per share earnings and comparable store net sales under the section entitled "Prospectus Summary—Recent Developments" are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those described in the "Risk Factors" section of this prospectus supplement, that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the Securities and Exchange Commission, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus supplement, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

        Based on an assumed public offering price of $21.54 per share, our net proceeds from the sale of the 2,500,000 shares of common stock offered by us will be approximately $50.1 million, after deducting the underwriting discount and estimated offering expenses payable by us of approximately $1.5 million. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

        We intend to use the net proceeds from this offering to redeem $40.0 million in principal amount of our outstanding 10.75% senior subordinated notes due 2011 or to purchase or otherwise repay indebtedness. Any remaining net proceeds will be used for general corporate purposes.

        Assuming we redeem our senior subordinated notes on July 1, 2003, the aggregate redemption price for $40.0 million in principal amount of our senior subordinated notes would be approximately $45.0 million, which includes a 10.75% redemption premium and accrued and unpaid interest through June 30, 2003. The actual amount we would pay to redeem these notes will vary depending upon the amount of accrued and unpaid interest as of the redemption date. See "Description of Certain Indebtedness—10.75% Senior Subordinated Notes due 2011." Alternatively, we may elect to purchase or otherwise repay indebtedness, including our senior subordinated notes, in open market purchases, negotiated transactions or otherwise. However, there can be no assurance that we would be able to purchase or otherwise repay such indebtedness on terms acceptable to us or at all.

        Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term investment grade securities.

DIVIDEND POLICY

        We have not paid cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation of our business and we do not anticipate paying cash dividends in the foreseeable future. In addition, our senior credit facility and the indenture governing our senior subordinated notes place limitations on our ability to pay dividends or make other distributions in respect of our common stock. Any future determination as to the payment of dividends on our common stock will be restricted by these limitations, will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by the board of directors, including the DGCL, which provides that dividends are only payable out of surplus or current net profits.

PRICE RANGE OF COMMON STOCK

        Our common stock has been listed on The Nasdaq Stock Market's National Market under the symbol "PETC" since it was initially offered to the public on February 22, 2002. Prior to that time, there had not been a market for our common stock. The following table shows the high and low per share sale prices of our common stock, as reported on the Nasdaq National Market for the periods indicated:

	High	Low
Fiscal Year—2002
First Quarter (commencing February 22, 2002)	$25.75	$19.00
Second Quarter	$26.70	$16.55
Third Quarter	$25.20	$16.31
Fourth Quarter	$25.95	$20.57
Fiscal Year—2003
First Quarter	$21.72	$15.20
Second Quarter (through May 16, 2003)	$22.13	$19.34

        On May 16, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $21.54. As of May 16, 2003, there were approximately 100 holders of record of our common stock.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of February 1, 2003. Our capitalization is presented (1) on an actual basis and (2) as adjusted to give effect to the sale by us of 2,500,000 shares of our common stock at an assumed public offering price of $21.54 per share and the intended application of the net proceeds to redeem $40.0 million in principal amount of our senior subordinated notes as if the redemption had occurred on July 1, 2003. This presentation should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus supplement.

	As of February 1, 2003
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$108,937	$113,537

Long-term debt, including current portion:
Senior credit facility:
Revolving credit facility(1)	—	—
Term loan facility	192,500	192,500
10.75% senior subordinated notes due 2011	170,000	130,000
Other debt(2)	3,041	3,041

Total long-term debt, including current portion	365,541	325,541

Common stock	57	60
Additional paid-in capital	65,179	115,237
Accumulated deficit	(76,319)	(80,860)

Total stockholders' equity (deficit)	(11,083)	34,437

Total capitalization	$354,458	$359,978

(1)
As of February 1, 2003, we also had outstanding letters of credit under our revolving credit facility of approximately $12.8 million, which reduce the amount we may borrow under our revolving credit facility. See "Description of Certain Indebtedness—Senior Credit Facility."

(2)
Consists of capital leases of $0.9 million and other obligations of $2.1 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following selected historical consolidated financial data as of, and for the fiscal years ended January 30, 1999, January 29, 2000, February 3, 2001, February 2, 2002 and February 1, 2003, presented below under the captions "Statement of Operations Data" and "Balance Sheet Data," have been derived from our audited consolidated financial statements as of those dates and for those periods. The selected historical consolidated financial data and notes should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements.

Fiscal Year Ended
Jan. 30, 1999	Jan. 29, 2000	Feb. 3, 2001(1)	Feb. 2, 2002	Feb. 1, 2003
(amounts in thousands, except per share amounts and store data)
Statement of Operations Data:
Net sales	$839,622	$990,289	$1,151,178	$1,300,949	$1,476,634
Cost of sales and occupancy costs	624,818	720,711	817,084	909,186	1,016,249

Gross profit	214,804	269,578	334,094	391,763	460,385
Selling, general and administrative expenses	187,938	220,800	263,713	304,967	343,752
Management fees and termination costs	—	—	1,040	3,120	12,760
Stock-based compensation and other costs	—	—	—	14,350	8,388
Litigation settlement	—	—	—	—	3,497
Write-off of Canadian investment	—	—	—	37,035	—
Merger and non-recurring costs	22,963	—	55,928	445	—

Operating income	3,903	48,778	13,413	31,846	91,988
Interest expense, net	6,718	8,936	22,971	40,837	32,666

Earnings (loss) before Internet operations and equity in loss of unconsolidated affiliates, income taxes and extraordinary item	(2,815)	39,842	(9,558)	(8,991)	59,322
Internet operations and equity in loss of unconsolidated affiliates	—	(1,254)	(4,543)	(3,083)	—

Earnings (loss) before income taxes and extraordinary item	(2,815)	38,588	(14,101)	(12,074)	59,322
Income taxes (benefit)	(438)	16,831	4,974	(2,215)	25,177

Earnings (loss) before extraordinary item	(2,377)	21,757	(19,075)	(9,859)	34,145
Extraordinary item—loss on extinguishment of debt (net of income tax benefit)	—	—	(1,264)	(12,942)	(2,004)

Net earnings (loss)	(2,377)	21,757	(20,339)	(22,801)	32,141
Increase in carrying amount and premium on redemption of redeemable preferred stock	—	—	(8,486)	(27,745)	(20,487)

Net earnings (loss) available to common stockholders	$(2,377)	$21,757	$(28,825)	$(50,546)	$11,654

Basic earnings (loss) per share	$(0.00)	$0.02	$(0.05)	$(1.32)	$0.21
Diluted earnings (loss) per share	$(0.00)	$0.02	$(0.05)	$(1.32)	$0.20
Shares used for computing basic earnings (loss) per share	927,212	928,136	632,162	38,429	56,094
Shares used for computing diluted earnings (loss) per share	927,212	938,872	632,162	38,429	56,906
Other Financial Data:
Gross profit margin	25.6%	27.2%	29.0%	30.1%	31.2%
EBITDA(2)	$34,285	$86,804	$55,668	$78,212	$142,514
Depreciation and amortization	$30,382	$39,280	$48,100	$51,694	$51,939
Inventory turns(3)	6.1	x	6.5	x	6.7	x	7.4	x	7.7	x
Store Data:
Percentage increase in comparable store net sales	6.4%	11.1%	6.4%	8.6%	8.0%
Net sales per square foot(4)	$157	$168	$177	(5)	$180	$188
Number of stores at period end	476	490	528	561	600

	As of
	Jan. 30, 1999	Jan. 29, 2000	Feb. 3, 2001(1)	Feb. 2, 2002	Feb. 1, 2003
	(amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,324	$36,059	$18,044	$36,215	$108,937
Working capital	39,316	68,883	39,523	68,429	113,051
Total assets	387,135	453,894	454,319	473,572	554,855
Total debt, including current maturities(6)	99,880	118,465	391,191	401,157	365,541
Redeemable preferred stock	—	—	191,537	219,282	—
Common stockholders' equity (deficit)	183,841	205,890	(268,407)	(305,707)	(11,083)

(1)
The fiscal year ended February 3, 2001 consisted of 53 weeks, as compared to 52 weeks for each of the fiscal years ended January 30, 1999, January 29, 2000, February 2, 2002 and February 1, 2003.

(2)
Earnings (loss) before extraordinary item, interest (net), taxes, depreciation and amortization. EBITDA is not a measure of financial performance under GAAP, but is used by some investors to determine a company's ability to service or incur indebtedness. EBITDA should not be construed as an indicator of a company's operating performance or liquidity, and should not be considered in isolation from or as a substitute for net earnings (loss), cash flows from operations or cash flow data prepared in accordance with GAAP. We have presented EBITDA in this prospectus supplement solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.

A reconciliation of earnings (loss) before extraordinary item to EBITDA for the periods indicated is as follows:

	Fiscal Year Ended
	Jan. 30, 1999	Jan. 29, 2000	Feb. 3, 2001	Feb. 2, 2002	Feb. 1, 2003
	(amounts in thousands)
Earnings (loss) before extraordinary item	$(2,377)	$21,757	$(19,075)	$(9,859)	$34,145
Interest expense, net	6,718	8,936	22,971	40,837	32,666
Income taxes (benefit)	(438)	16,831	4,974	(2,215)	25,177
Depreciation and amortization	30,382	39,280	48,100	51,694	51,939
Interest included in amortization above	—	—	(1,302)	(2,245)	(1,413)

EBITDA	$34,285	$86,804	$55,668	$78,212	$142,514

EBITDA includes the following unusual charges and expenses for the periods indicated:

	Fiscal Year Ended
	Jan. 30, 1999	Jan. 29, 2000	Feb. 3, 2001	Feb. 2, 2002	Feb. 1, 2003
	(amounts in thousands)
Merger and non-recurring costs	$22,963	$—	$55,928	$445	$—
Special G&A costs(a)	5,902	—	—	—	—
Write-off and settlement of former Canadian investment	—	—	—	37,035	—
Management fees and termination costs(b)	—	—	1,040	3,120	12,760
IPO financing and legal expenses(c)	—	—	—	—	1,197
Stock-based compensation(d)	—	—	—	17,351	8,439
Litigation settlement(e)	—	—	—	—	3,497
Internet operations and equity in loss of unconsolidated affiliates(f)	—	1,254	4,543	3,083	—

Total	$28,865	$1,254	$61,511	$61,034	$25,893

  (a)
  General and administrative costs of $5.9 million for the fiscal year ended January 30, 1999 consisted of $1.4 million incurred in connection with a management realignment, and $4.5 million in connection with the relocation of our main distribution center and the replacement of our point-of-sale equipment in all stores.

  (b)
  Management fees were paid pursuant to our management services agreement, which we entered into in October 2000 in connection with our leveraged recapitalization. We terminated the management services agreement shortly after our initial public offering for a fee of $12.5 million.

  (c)
  Financing and legal expenses related to our initial public offering in February 2002.

  (d)
  In connection with the deemed increase in fair value related to outstanding stock options for accounting purposes as a result of our initial public offering, we recorded non-cash stock-based compensation totaling $17.4 million in the fiscal year ended February 2, 2002, of which $14.4 million and $3.0 million are recorded in stock-based compensation and other costs and cost of sales and occupancy costs, respectively, and $8.4 million in the fiscal year ended February 1, 2003, of which $7.0 million and $1.4 million are recorded in stock-based compensation and other costs and cost of sales and occupancy costs, respectively.

  (e)
  Related to the tentative settlement of California overtime litigation. See "Business—Legal Proceedings."

  (f)
  Internet operations and equity in loss of unconsolidated affiliates, primarily relating to our terminated investments in Petopia.com and Canadian Petcetera Limited Partnership, were $1.3 million for the fiscal year ended January 29, 2000, consisting of equity in losses for Petopia.com of $4.0 million and $2.7 million of net revenues in providing certain marketing and fulfillment services to Petopia.com; $4.5 million for the fiscal year ended February 3, 2001, consisting of equity in losses for Petopia.com of $11.5 million, $10.3 million of net revenues in providing certain marketing and fulfillment services to Petopia.com, the write-off of $1.3 million in receivables due from Petopia.com, transition costs of $1.5 million in relocating Petopia.com's operating assets and equity in loss of $0.5 million related to our former investment in Canadian Petcetera Limited Partnership; and $3.1 million for the fiscal year ended February 2, 2002 consisting of equity in loss of unconsolidated affiliates related to Canadian Petcetera Limited Partnership.

(3)
Calculated by dividing cost of sales and occupancy costs, excluding the impact of the 53rd week in fiscal 2000, for the most recent four quarters, by average fiscal quarter end inventory for the five most recent quarters.

(4)
Calculated by dividing net sales by gross square footage of stores open, weighted by the number of months stores are open during the period.

(5)
As adjusted to a 52-week period, net sales per square foot would have been $173 for the fiscal year ended February 3, 2001.

(6)
Includes capital leases and other obligations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of our financial condition and results of operations with our consolidated financial statements and related notes included elsewhere in this prospectus supplement. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section of this prospectus supplement. Our actual results may differ materially from those contained in any forward-looking statements.

General

        PETCO is a leading specialty retailer of premium pet food, supplies and services. As of May 3, 2003, we operated 617 stores in 43 states and the District of Columbia. We plan to follow a strategy of opening new stores in new and existing markets, expanding or relocating certain existing stores and closing under-performing stores. Since the middle of 2001, all new stores have been opened in our new millennium format. As a result of our store expansion strategy, operating results may reflect lower average store contribution and operating margins due to increased store pre-opening expenses and lower anticipated sales volumes of newer stores.

        On October 2, 2000, we completed a leveraged recapitalization with an entity controlled by Leonard Green & Partners, L.P. and its affiliates, which we refer to collectively as Leonard Green, and TPG Partners III, L.P. and its affiliates, which we refer to collectively as Texas Pacific Group, the sponsors of the transaction. The transaction was financed by a combination of equity, senior subordinated debt and a senior credit facility. A group of equity investors led by the sponsors contributed a total of approximately $200 million of equity to PETCO in the transaction. The transaction was accounted for as a recapitalization, and as such, a step-up of assets to fair market value was not required.

        On February 27, 2002, we completed an initial public offering of our common stock. We received net proceeds of approximately $272.5 million from the offering of 15,500,000 shares of our common stock, including 1,000,000 shares of our common stock pursuant to the exercise of the underwriters' option to purchase additional shares. We used approximately $239.8 million of the net proceeds of our initial public offering to redeem in full all of our then outstanding shares of series A and series B preferred stock and used approximately $32.7 million of the net proceeds of our initial public offering, plus approximately $1.8 million in cash-on-hand, to repurchase $30.0 million in aggregate principal amount of our senior subordinated notes at 110.5% of their face amount plus accrued and unpaid interest through the repurchase date.

Results of Operations

        The following table sets forth selected results of our operations expressed as a percentage of net sales for the periods indicated. As a result of operational and strategic changes, period-to-period comparisons of financial results may not be meaningful and the results of our operations for historical periods may not be indicative of our future results.

	Fiscal Year Ended
	Feb. 3, 2001	Feb. 2, 2002	Feb. 1, 2003
Net sales	100.0%	100.0%	100.0%
Cost of sales and occupancy costs	71.0	69.9	68.8

Gross profit	29.0	30.1	31.2
Selling, general and administrative expenses	22.9	23.5	23.3
Management fees and termination costs	0.1	0.2	0.9
Stock-based compensation and other costs	—	1.1	0.6
Litigation settlement	—	—	0.2
Write-off of Canadian investment	—	2.9	—
Merger and non-recurring costs	4.8	—	—

Operating income	1.2	2.4	6.2
Interest expense, net	2.0	3.1	2.2

Earnings (loss) before Internet operations and equity in loss of unconsolidated affiliates, income taxes and extraordinary item	(0.8)	(0.7)	4.0
Internet operations and equity in loss of unconsolidated affiliates	(0.4)	(0.2)	—

Earnings (loss) before income taxes and extraordinary item	(1.2)	(0.9)	4.0
Income taxes (benefit)	0.4	(0.1)	1.7

Earnings (loss) before extraordinary item	(1.6)	(0.8)	2.3
Extraordinary item-loss on extinguishment of debt (net of income tax benefit)	(0.1)	(1.0)	(0.1)

Net earnings (loss)	(1.7)%	(1.8)%	2.2%

Fiscal Year Ended February 1, 2003 Compared with Fiscal Year Ended February 2, 2002

        Net sales increased 13.5% to $1.48 billion for fiscal 2002, from $1.30 billion for fiscal 2001. The increase in net sales resulted primarily from the comparable store net sales increase of 8.0% and the addition of 61 stores, partially offset by the closure of 22 stores, of which 16 were relocated. The comparable store net sales increase was attributable to maturing stores, increased marketing and merchandising efforts and increased customer traffic. The increase in comparable store net sales accounted for approximately $102.8 million, or 58.5%, of the net sales increase. The net increase in our store base accounted for approximately $72.9 million, or 41.5%, of the net sales increase.

        Gross profit, defined as net sales less the cost of sales including store occupancy costs, increased $68.6 million, or 17.5%, to $460.4 million for fiscal 2002, from $391.8 million for fiscal 2001. Gross profit in fiscal 2002 included $1.4 million in non-cash stock-based compensation expense on the deemed fair value of our common stock as a result of our initial public offering compared to $3.0 million in fiscal 2001. Gross profit, as a percentage of net sales, increased 110 basis points for fiscal 2002, compared to the prior year period. The impact of the non-cash stock based compensation expense was 10 basis points in fiscal 2002 and 20 basis points in fiscal 2001. The remainder of the increase was driven by the continuing change in mix from lower-margin premium pet food sales to higher-margin categories, such as companion animals, toys, supplies and services; favorable shrink results; and improved margins on premium pet food due to shifts within the mix of pet food to higher-margin segments. The current year period also benefited from the leveraging of occupancy and efficiencies in distribution logistics and freight costs.

        Selling, general and administrative expenses increased $38.8 million, or 12.7%, to $343.8 million for fiscal 2002 from $305.0 million for fiscal 2001. As a percentage of net sales, these expenses decreased to 23.3% for fiscal 2002 from 23.5% in the prior year period. Increased investments in store associate training, increased pre-opening costs, increased fees to process debit and credit cards, and increased insurance, medical, dental, legal and travel costs offset the benefit from the elimination of goodwill amortization and the leverage of store operating costs. The adoption of SFAS No. 142 resulted in a $5.0 million benefit from the elimination of goodwill amortization, which was modestly offset by the recognition of goodwill impairment of $0.3 million in the second quarter of fiscal 2002.

        Management fees and termination costs were $12.8 million for fiscal 2002, compared to management fees of $3.1 million in the prior year period. We paid $12.5 million in termination costs in February 2002 to terminate the management services agreement that we entered into in conjunction with our leveraged recapitalization.

        Non-cash stock-based compensation and other costs decreased to $8.4 million for fiscal 2002 from $14.4 million in the prior year period. The non-cash stock-based compensation expenses were based on the deemed fair value of our common stock as a result of our initial public offering.

        Litigation settlement of $3.5 million in fiscal 2002 relates to the tentative settlement, which has received preliminary court approval, of a complaint filed against us alleging violations of the California Labor Code and the Business and Professions Code requirements to pay overtime to certain employees.

        We previously owned a non-controlling limited partnership interest in Canadian Petcetera Limited Partnership, which operated retail pet food and supplies stores in Canada. On January 28, 2002, we terminated our relationship with the partnership. Accordingly, we recorded $37.0 million for the write-off of our Canadian investment in the fourth fiscal quarter of 2001, consisting of the write-off of approximately $26.7 million, which represented the carrying value of our investment and related assets as of the termination date, and approximately $10.3 million of settlement expense as a result of the settlement of a dispute between us and the other partners of the partnership.

        Merger and non-recurring costs of $0.4 million were recorded in fiscal 2001. These costs consisted of an additional loss of $0.3 million to sub-lease an acquired facility that was previously closed and additional legal costs of $0.1 million related to our leveraged recapitalization.

        Operating income was $92.0 million in fiscal 2002, or 6.2% of net sales, compared with operating income of $31.8 million in fiscal 2001, or 2.4% of net sales. Operating income includes merger and non-recurring costs of $0.4 million in fiscal 2001, the $37.0 million write-off and settlement related to our former Canadian investment in fiscal 2001, management fees and termination costs of $12.8 million and $3.1 million in fiscal 2002 and 2001, respectively, pursuant to a management services agreement that was terminated in connection with our initial public offering, IPO financing and legal expenses of $1.2 million in fiscal 2002, non-cash stock-based compensation charges as a result of our initial public offering of $8.4 million and $17.4 million in fiscal 2002 and 2001, respectively, and litigation settlement expense of $3.5 million in fiscal 2002.

        Net interest expense was $32.7 million in fiscal 2002 compared with net interest expense of $40.8 million in fiscal 2001. Lower debt levels and decreased interest rates, as a result of the refinancing of our senior subordinated notes and the amendment and restatement of our senior credit facility, both in October 2001, the repurchase of $30.0 million in aggregate principal amount of our senior subordinated notes in the first quarter of fiscal 2002 and the refinancing of our senior credit facility in August 2002, contributed to the reduction in interest expense.

        We recognized $3.1 million in equity in loss of unconsolidated affiliates for fiscal 2001 from our former limited partner interest in a limited partnership, which operated retail pet food and supplies stores in Canada. We accounted for our investment in the limited partnership using the equity method as we did not exercise control over the limited partnership, and we recorded our proportionate share of earnings or loss according to the partnership agreement through January 28, 2002, when we terminated our relationship with the partnership.

        We had income tax expense of $25.2 million in fiscal 2002 compared with an income tax benefit of $2.2 million in fiscal 2001. Our effective tax rate before non-recurring costs was 39.0% in fiscal 2002 and our effective tax rate before equity in loss of unconsolidated affiliates and non-deductible merger and non-recurring costs was 39.0% in fiscal 2001. We did not recognize any tax benefits from our equity in loss of unconsolidated affiliates in fiscal 2001 and we did not recognize any tax benefits related to certain expenses, including stock-based compensation, in fiscal 2002, resulting in effective tax rates before extraordinary item of 42.4% tax expense and 18.3% tax benefit in fiscal 2002 and fiscal 2001, respectively.

        We repurchased $30.0 million of our 10.75% senior subordinated notes due 2011 in fiscal 2002, resulting in an extraordinary loss upon early repurchase of $2.0 million (net of income tax benefit of $1.3 million).

        We redeemed our 13% senior subordinated notes due 2010 in fiscal 2001, resulting in an extraordinary loss upon early redemption of $12.1 million (net of income tax benefit of $7.4 million). We retired approximately $71 million of our term loan facilities in fiscal 2001 resulting in an extraordinary loss upon early retirement of $0.8 million (net of tax benefit of $0.5 million).

        Net earnings were $32.1 million in fiscal 2002, compared with a net loss of $22.8 million in fiscal 2001. Our results include merger and non-recurring costs, the write-off and settlement related to our former Canadian investment, management fees pursuant to a management services agreement that was terminated in connection with our initial public offering, non-cash stock-based compensation charges, litigation settlement, equity in loss of unconsolidated affiliates and extraordinary item, all net of tax, totaling $19.8 million and $52.7 million in fiscal 2002 and fiscal 2001, respectively.

        The holders of our series A preferred stock and our series B preferred stock were entitled to receive dividends at a rate of 14% and 12%, respectively. We were not required to pay these dividends in cash. The dividends that were not paid in cash compounded quarterly. The dividends earned were added to the principal balance of the preferred stock, with a corresponding deduction in net income available to common stockholders. All of the preferred stock was redeemed in the first quarter of fiscal 2002 in connection with our initial public offering.

Fiscal Year Ended February 2, 2002 Compared with Fiscal Year Ended February 3, 2001

        Net sales increased 13.0% to $1.30 billion for fiscal 2001, which consisted of 52 weeks, from $1.15 billion for fiscal 2000, which consisted of 53 weeks. The increase in net sales for fiscal 2001 resulted primarily from the addition of 50 stores, partially offset by the closure of 17 stores, of which 11 were relocated, and a comparable store net sales increase of 8.6%, partially offset by the fact that fiscal 2000 was a 53-week year. The comparable store net sales increase was attributable to maturing stores, increased marketing and merchandising efforts and increased customer traffic. The increase in comparable store net sales accounted for approximately $95.4 million, or 63.7%, of the net sales increase, and $54.3 million, or 36.3%, was attributable primarily to the net increase in our store base. During the first quarter of fiscal 2000, the distribution of Iams brand pet food was broadened beyond specialty stores into supermarkets, warehouse clubs and mass merchants. Iams brand pet food represented approximately 9% of our net sales in fiscal 1999. The broadening of distribution of Iams brand pet food negatively impacted comparable store net sales by approximately 3% during both fiscal 2000 and the first quarter of fiscal 2001. For the second, third and fourth fiscal quarters of 2001, following the anniversary of the broadening of distribution of Iams brand pet food, the increases in comparable store net sales were 10.1%, 7.5% and 9.0%, respectively. Comparable store net sales in the third fiscal quarter of 2001 were modestly impacted by the September 11th terrorist attacks and, to a lesser extent, by weakening economic conditions.

        Gross profit, defined as net sales less the cost of sales including store occupancy costs, increased $57.7 million, or 17.3%, to $391.8 million for fiscal 2001, from $334.1 million for fiscal 2000. Gross profit as a percentage of net sales increased to 30.1% for fiscal 2001, from 29.0% in the prior year period. The majority of this increase in gross profit margin is due to the shift in the sales mix from lower-margin pet food sales to higher-margin categories, such as companion animals, toys and supplies; greater purchasing leverage; and increased leverage of occupancy costs, partially offset by increases in accruals for merchandise shrink. Our reduced sales of Iams brand pet food due to its broader availability accelerated the shift in sales mix contributing to the gross margin increase. The increase in gross margin was offset by $3.0 million of non-cash stock-based compensation expense based on the deemed fair value of our common stock as a result of our initial public offering.

        Selling, general and administrative expenses increased $41.3 million, or 15.7%, to $305.0 million for fiscal 2001 from $263.7 million for fiscal 2000. The increase was due primarily to increased personnel and related costs associated with supporting increased sales and new store openings and increased marketing and advertising costs. As a percentage of net sales, these expenses increased to 23.5% for fiscal 2001 from 22.9% in the prior year period. The increase for fiscal 2001 was primarily due to costs related to increased support functions and transition costs for the post-acquisition integration of Internet operations and increased insurance costs.

        Management fees under our management services agreement, entered into in connection with our leveraged recapitalization in October 2000, were $3.1 million for fiscal 2001 as compared to $1.0 million in fiscal 2000.

        Non-cash stock-based compensation, based on the deemed fair value of our common stock as a result of our initial public offering, was $14.4 million for fiscal 2001.

        We previously owned a non-controlling limited partnership interest in Canadian Petcetera Limited Partnership, which operated retail pet food and supplies stores in Canada. On January 28, 2002, we terminated our relationship with the partnership. Accordingly, we recorded $37.0 million for the write-off of our Canadian investment in the fourth fiscal quarter of 2001, consisting of the write-off of approximately $26.7 million, which represented the carrying value of our investment and related assets as of the termination date, and approximately $10.3 million of settlement expense as a result of the settlement of a dispute between us and the other partners of the partnership.

        Merger and non-recurring costs of $0.4 million were recorded in fiscal 2001. These costs consisted of an additional loss of $0.3 million to sub-lease an acquired facility that was previously closed and additional legal costs of $0.1 million related to our leveraged recapitalization.

        Merger and non-recurring costs of $55.9 million were recorded in fiscal 2000. These costs consisted of $19.8 million of leveraged recapitalization transaction costs, compensation expense of $22.2 million related to the repurchase of outstanding options for common stock in our leveraged recapitalization, the write-off of $10.2 million with respect to our investment in Petopia.com and $3.7 million in expenses related to the settlement of existing shareholder lawsuits and shareholder lawsuits related to our leveraged recapitalization.

        Operating income was $31.8 million in fiscal 2001, or 2.4% of net sales, compared with operating income of $13.4 million in fiscal 2000, or 1.2% of net sales. Operating income includes merger and non-recurring costs of $0.4 million and $55.9 million in fiscal 2001 and fiscal 2000, respectively, the $37.0 million write-off and settlement related to our former Canadian investment in fiscal 2001, management fees of $3.1 million and $1.0 million in fiscal 2001 and 2000, respectively, pursuant to a management services agreement that was terminated in connection with our initial public offering, the $17.4 million non-cash stock-based compensation charge in fiscal 2001 and the $5.5 million impact of the 53rd week in fiscal 2000. Also included in operating income for fiscal 2001 is an operating loss of $2.0 million for Internet operations and transition costs related to Internet operations of $0.5 million.

        Net interest expense was $40.8 million in fiscal 2001 compared with net interest expense of $23.0 million in fiscal 2000. Increased borrowings in fiscal 2001, related to our leveraged recapitalization, led to the increase in interest expense.

        We recognized $3.1 million in equity in loss of unconsolidated affiliates for fiscal 2001 from our former limited partner interest in a limited partnership, which operated retail pet food and supplies stores in Canada. We accounted for our investment in the limited partnership using the equity method as we did not exercise control over the limited partnership, and we recorded our proportionate share of earnings or loss according to the partnership agreement.

        We recorded a loss of $4.5 million for Internet operations and equity in loss of unconsolidated affiliates for fiscal 2000. This primarily non-cash loss consists of $11.5 million of equity in the losses of Petopia.com, partially offset by $10.3 million we earned for our support of Petopia.com principally under the terms of our strategic alliance agreement, net of related expenses, the write-off of $1.3 million in receivables due from Petopia.com due to Petopia.com's pending liquidation, transition costs of $1.5 million incurred in relocating Petopia.com's operating assets to our national support center following our acquisition of certain operating assets of Petopia.com and equity in loss of unconsolidated affiliates of $0.5 million related to our former investment in a Canadian limited partnership. We acquired certain operating assets of Petopia.com in the fourth quarter of fiscal 2000 and the results of our Internet operations are included in our consolidated results for fiscal 2001.

        We had an income tax benefit of $2.2 million in fiscal 2001 compared with income tax expense of $5.0 million in fiscal 2000. Our effective tax rate before equity in loss of unconsolidated affiliates and non-deductible merger and non-recurring costs was 39.0% in fiscal 2001. Our effective tax rate before equity in loss of unconsolidated affiliates was 39.5% in fiscal 2000. We did not recognize any tax benefits from our equity in loss of unconsolidated affiliates, resulting in effective tax rates before extraordinary item of 18.3% tax benefit and (35.3%) tax expense in fiscal 2001 and fiscal 2000, respectively.

        We redeemed our 13% senior subordinated notes due 2010 in fiscal 2001, resulting in an extraordinary loss upon early redemption of $12.1 million (net of income tax benefit of $7.4 million). We retired approximately $71 million of our term loan facilities in fiscal 2001 resulting in an extraordinary loss upon early retirement of $0.8 million (net of tax benefit of $0.5 million).

        We retired a credit facility in fiscal 2000 in connection with our leveraged recapitalization and related unamortized debt issuance costs were written off, resulting in an extraordinary loss of $1.3 million (net of income tax benefit of $0.8 million).

        Net loss was $22.8 million in fiscal 2001, compared with net loss of $20.3 million in fiscal 2000. Our results include merger and non-recurring costs, the write-off and settlement related to our former Canadian investment, management fees pursuant to a management services agreement that was terminated in connection with our initial public offering, the non-cash stock-based compensation charge, internet operations and equity in loss of unconsolidated affiliates and extraordinary item, all net of tax, totaling $52.7 million and $49.2 million in fiscal 2001 and fiscal 2000, respectively, and the $2.9 million benefit of the 53rd week in fiscal 2000.

        The holders of our series A preferred stock and our series B preferred stock were entitled to receive dividends at a rate of 14% and 12%, respectively. We were not required to pay these dividends in cash. The dividends that were not paid in cash compounded quarterly. The dividends earned were added to the principal balance of the preferred stock, with a corresponding deduction in net income available to common stockholders. All of the preferred stock was redeemed in the first quarter of fiscal 2002 in connection with our initial public offering.

Quarterly Data

        The following tables set forth the unaudited quarterly results of operations for fiscal 2001 and fiscal 2002. This information includes all adjustments management considers necessary for fair presentation of such data. The results of operations for historical periods are not necessarily indicative of results for any future period. We expect quarterly results of operations to fluctuate depending on the timing and amount of net sales contributed by new stores.

        We believe that our business is moderately seasonal, with net sales and earnings generally higher in the fourth fiscal quarter due to year-end holiday purchases.

	Fiscal Quarter Ended
Fiscal 2001	May 5, 2001	Aug. 4, 2001	Nov. 3, 2001	Feb. 2, 2002
	(dollars in thousands)
Net sales	$304,494	$309,902	$322,853	$363,700
Gross profit	87,887	90,072	96,676	117,128
Operating income (loss)	11,783	10,766	14,448	(5,151)
Net loss	(436)	(694)	(10,760)	(10,911)
Stores open at end of period	538	548	560	561
Aggregate gross square footage	7,031,948	7,215,744	7,384,106	7,439,454
Percentage increase in comparable store net sales	7.7%	10.1%	7.5%	9.0%
	Fiscal Quarter Ended
Fiscal 2002	May 4, 2002	Aug. 3, 2002	Nov. 2, 2002	Feb. 1, 2003
	(dollars in thousands)
Net sales	$349,212	$354,469	$367,530	$405,423
Gross profit	103,703	108,420	114,277	133,985
Operating income	654	24,653	27,817	38,864
Net earnings (loss)	(9,227)	9,930	12,006	19,432
Stores open at end of period	571	585	600	600
Aggregate gross square footage	7,607,758	7,830,343	8,106,409	8,116,344
Percentage increase in comparable store net sales	9.3%	8.5%	8.3%	6.0%

Liquidity and Capital Resources

        We have financed our operations and expansion program through internal cash flow, external borrowings and the sale of equity securities. At February 1, 2003, total assets were $554.9 million, $283.6 million of which were current assets. Net cash provided by operating activities was $55.9 million, $79.8 million and $133.5 million for fiscal 2000, 2001 and 2002, respectively. Our sales are substantially on a cash basis. Therefore, cash flow generated from operating stores provides a significant source of liquidity. We use operating cash principally to make interest payments on our debt and to purchase inventory. A portion of our inventory purchases is financed through vendor credit terms. We are highly leveraged following our leveraged recapitalization in October 2000, and we use cash generated from operating activities to service the increased debt levels.

        We use cash in investing activities to purchase fixed assets for new stores, to acquire stores, to remodel certain existing stores and, to a lesser extent, to purchase warehouse and office fixtures, equipment and computer hardware and software in support of our distribution and administrative functions. We estimate that our purchases of fixed assets for fiscal 2003 will be approximately $90 million to $95 million, which includes the estimated cost of purchasing a new national support center facility and remodeling up to 50 stores into our millennium format. We invested $9.5 million and $9.7 million in an affiliate in fiscal 2000 and 2001, respectively. The affiliate was a limited partnership that operated retail pet food and supplies stores in Canada. We did not make any investments in affiliates in fiscal 2002. Cash used in investing activities was $72.6 million, $60.3 million and $56.0 million for fiscal 2000, 2001 and 2002, respectively.

        We have also financed some of our purchases of equipment and fixtures through capital lease and other obligations. No purchases of fixed assets were financed in this manner during fiscal 2000 or 2001. Purchases of $1.1 million were financed in this manner during fiscal 2002.

        During fiscal 2000, we completed one acquisition of a retailer of pet food and supplies in a transaction accounted for as a purchase. The aggregate fair value of assets acquired and the net cash invested in the business was $12.6 million. The excess of the aggregate cost over the fair value of net assets acquired was $10.9 million, which was recorded as goodwill.

        During fiscal 2000, we completed the acquisition of certain operating assets of Petopia.com in a transaction accounted for as a purchase. The aggregate fair value of assets acquired was $3.8 million. The excess of the aggregate cost over the fair value of net assets acquired was $3.1 million, which was recorded as goodwill.

        On October 2, 2000, we completed our leveraged recapitalization. In the transaction, each issued and outstanding share of our common stock was cancelled and converted automatically into the right to receive $22.00 in cash, with the exception of 134,351 shares retained by members of our management. As a result of subsequent stock splits, these 134,351 shares now represent 5,911,444 shares of common stock. In the leveraged recapitalization, we issued an aggregate of $195.0 million in common stock and preferred stock and $120.0 million of senior subordinated debt, entered into a $350.0 million senior credit facility, retired debt under the then existing credit facility and repurchased substantially all of our outstanding common stock for an aggregate of $463.4 million. Net proceeds from the issuance of new shares of common stock in the leveraged recapitalization was $15.9 million. This transaction was accounted for as a recapitalization and as such, a step-up of assets to fair market value was not required.

        In October 2001, we issued $200 million of our 10.75% senior subordinated notes due November 2011 and amended and restated our senior credit facility. We used the proceeds from the issuance of our 10.75% senior subordinated notes to repay all of our then outstanding 13% senior subordinated notes due 2010 and retired approximately $71 million of the term loan facilities under our senior credit facility. As a result of the retirement and other amendments to the credit facility, the total commitment under our senior credit facility was reduced to $270 million, consisting of a $75.0 million revolving credit facility and a $195.0 million term loan facility.

        In August 2002, we refinanced our term loan facility so that the senior credit facility now consists of a $75.0 million revolving credit facility and a $193.5 million term loan facility for a total commitment of $268.5 million. Our senior credit facility expires between October 2, 2006 and October 2, 2008, and the agreement governing our senior credit facility contains certain affirmative and negative covenants related to, among other things, indebtedness, interest and fixed charges coverage and consolidated net worth. At May 3, 2003, we were in full compliance with all of these covenants, the outstanding balance of our term loan facility was $192.0 million, and there were no borrowings on our revolving credit facility, which has $56.2 million of available credit.

        On February 3, 2003, we entered into a limited waiver and third amendment to our senior credit facility. The lenders waived provisions requiring the repayment of our term loans with the proceeds of a public offering, if the proceeds of the offering to us are at least $40 million and we use the proceeds to redeem or repurchase up to $40 million in principal amount of our 10.75% senior subordinated notes. The waiver expires if such public offering is not completed on or before May 31, 2003. Additionally, the amendment allows us to redeem or repurchase from time to time up to an additional $50 million of our 10.75% senior subordinated notes.

        We may from time to time seek to retire some or all of our senior subordinated notes in open market purchases, negotiated transactions or otherwise. The scope of such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Such repurchases may have a material effect on our liquidity, financial condition and results of operations.

        On February 27, 2002, we completed an initial public offering of our common stock. We received net proceeds of approximately $272.5 million from the offering of 15,500,000 shares of our common stock, including 1,000,000 shares of our common stock pursuant to the subsequent exercise of the underwriters' option to purchase additional shares. We used approximately $239.8 million of the net proceeds of our initial public offering to redeem in full all of our then outstanding shares of series A and series B preferred stock and used approximately $32.7 million of the net proceeds of our initial public offering plus approximately $1.8 million in cash-on-hand to repurchase $30.0 million in aggregate principal amount of our senior subordinated notes at 110.5% of their face value plus accrued interest.

        Our primary long-term capital requirement is funding for the opening or acquisition of stores as well as the remodeling of certain existing stores. Cash flows used in financing activities were $1.3 million, $1.3 million and $4.8 million in fiscal 2000, 2001 and 2002, respectively. In fiscal 2000, 2001 and 2002, net proceeds of $16.9 million, $0.1 million and $273.1 million, respectively, were generated from sales of common stock. In fiscal 2000, net proceeds of $107.4 million, $75.7 million and $1.1 million, respectively, were generated by the issuance of our series A senior redeemable exchangeable cumulative preferred stock, our series B junior redeemable cumulative preferred stock and common stock warrants. In fiscal 2002, we used $239.8 million to redeem our series A senior preferred stock and our series B junior preferred stock and approximately $32.7 million, plus approximately $1.8 million in cash-on-hand, to repurchase $30.0 million in aggregate principal amount of our senior subordinated notes at 110.5% of their face amount plus accrued interest, leaving $170.0 million in aggregate principal amount of our senior subordinated notes outstanding. Remaining cash flows provided by financing activities were borrowings under long-term debt agreements, net of repayment of long-term debt agreements and other obligations. Cash flows from financing activities were used to fund our expansion program and working capital requirements.

        As of February 1, 2003, we had available net operating loss carryforwards of $19.3 million for federal income tax purposes, which begin expiring in 2012, and $20.0 million for state income tax purposes, which begin expiring in 2010.

        We anticipate that funds generated by operations and funds available under the credit facility will be sufficient to finance our continued operations and planned store openings at least through fiscal 2003.

Contractual Obligations and Commercial Commitments

        The following summarizes our contractual obligations and other commitments at February 1, 2003, and the effect such obligations could have on our liquidity and cash flow in future periods:

	Payments Due
	Less Than 1 Year	Years 2 to 3	Years 4 to 5	Thereafter	Total
	(dollars in thousands)

Long-term debt	$2,000	$4,000	$119,000	$237,500	$362,500
Capital lease and other obligations	450	896	1,757	—	3,103
Operating leases	141,470	253,227	208,190	474,080	1,076,967

Total contractual cash obligations	$143,920	$258,123	$328,947	$711,580	$1,442,570

New Accounting Standards

        In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs would be capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a company will recognize a gain or loss on settlement. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. The implementation of SFAS No. 143 did not have an effect on our results of operations or consolidated financial condition.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002, which is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 rescinds SFAS No. 4 which required that all gains and losses from extinguishment of debt be aggregated, and if material, classified as an extraordinary item. As a result, gains and losses from debt extinguishment are to be classified as extraordinary only if they meet the criteria set forth in Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 145 also requires that sale-leaseback accounting be used for capital lease modifications with economic effects similar to sale-leaseback transactions. Upon adoption of SFAS No. 145, beginning with our first quarter of fiscal 2003, we will be required to reclassify our extraordinary losses on early extinguishment of debt to recurring operations for all periods presented.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123. The purpose of the amendment is to enable companies that choose to adopt the fair value based method of accounting for stock-based compensation to report the full effect of employee stock options in their financial statements immediately upon adoption. We will continue to apply the disclosure-only provisions of SFAS No. 123. See Note 1 and Note 10 of the Notes to the Consolidated Financial Statements for additional information regarding our accounting for stock options. The transition provisions are effective for fiscal years ending after December 15, 2002. We adopted the annual disclosure provision of SFAS No. 148 in fiscal 2002. The interim disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002, which we adopted in the first quarter of fiscal 2003.

        In January 2003, the FASB published interpretation No. 46, Consolidation of Variable Interest Entities, which we refer to as FIN 46, to clarify the conditions under which assets, liabilities and activities of another entity should be consolidated into the financial statements of a company. FIN 46 requires the consolidation of a variable interest entity (including a special purpose entity such as that utilized in an accounts receivable securitization transaction) by a company that bears the majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the variable interest entity's residual returns or both. The provisions of FIN 46 are required to be adopted in fiscal 2003. The adoption of FIN 46 did not have an impact on our financial position or results of operations.

        In January 2003, the FASB's Emerging Issues Task Force, or EITF, reached a consensus on Issue 02-16, Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor. Issue 02-16 provides guidance on how a customer should account for cash consideration received from a vendor. The transition provisions apply prospectively to arrangements entered into or modified subsequent to December 31, 2002 and would require all amounts received from vendors to be accounted for as a reduction of the cost of the products purchased unless certain criteria are met to allow presentation as a reduction of advertising expense. We adopted the provisions of Issue 02-16 for vendor contracts entered into or modified subsequent to December 31, 2002. See "Prospectus Supplement Summary—Recent Developments" for the anticipated impact to our fiscal 2003 financial statements as a result of the adoption of Issue 02-16.

Critical Accounting Principles and Estimates

        The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate these estimates, including those related to inventories, asset impairment, accruals for self-insurance and compensation and related benefits, allowance for doubtful accounts and accounting for income taxes. We state these accounting policies in the notes to our consolidated financial statements and at relevant sections in this discussion and analysis. These estimates are based on the information that is currently available and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

        Inventory.    We assess our inventory for estimated obsolescence or unmarketable inventory and write down the difference between the cost of inventory and the estimated market value based upon assumptions about future sales and supply on-hand. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

        Long-Lived Assets.    We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

  •
  significant underperformance relative to expected historical or projected future operating results;

  •
  significant changes in the manner of our use of assets or the strategy for our overall business;

  •
  significant negative industry or economic trends; or

  •
  store closings.

        When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we record an impairment charge based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

        Goodwill.    We have recorded significant amounts of goodwill resulting from the acquisitions we have completed. Through February 2, 2002, we amortized goodwill on a straight-line basis over useful lives ranging from three to fifteen years. As a result of the adoption of SFAS No. 142, on February 3, 2002, we ceased amortizing goodwill. During the second quarter of 2002, we completed our transitional impairment analysis to assess the recoverability of the goodwill and recorded $0.3 million of goodwill impairment, in accordance with the provisions of SFAS No. 142. Based upon this analysis, we allocated all remaining goodwill to the individual stores open at the time of acquisition. At least annually, we will perform an analysis estimating fair value using the present value of estimated future cash flows and will record an impairment charge for stores with allocated goodwill in excess of their fair value.

        Self-Insured Workers Compensation Costs.    We maintain an accrual for self-insured workers compensation costs, which is classified in accrued salaries and employee benefits in our consolidated balance sheets. We determine the adequacy of these accruals by periodically evaluating our historical experience and trends related to workers compensation claims and payments, information provided to us by our insurance broker, and industry experience and trends. All estimates of ultimate loss and loss adjustment expense, and resulting reserves, are subject to inherent variability caused by the nature of the insurance process. The potentially long period of time between the occurrence of an accident and the final resolution of a claim and the possible effects of changes in the legal, social and economic environments contribute to this variability. Actual results should be expected to vary from estimated results and such variation could be substantial.

        Doubtful Accounts.    We maintain an allowance for doubtful accounts for estimated losses resulting from the inability to collect receivables, most of which are due from vendors. We determine the adequacy of this allowance by continually evaluating individual receivables, considering the vendor's financial condition, and current economic conditions. If the financial condition of our vendors were to deteriorate, resulting in their inability to make payments, additional allowances may be required.

        Income Tax.    We estimate our income taxes in each of the jurisdictions in which we operate. This involves estimating our actual current taxes and assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We also assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. The valuation allowance is based on our estimates of taxable income in the jurisdictions in which we operate and the period over which our deferred tax assets will be recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

        Off-Balance Sheet Arrangements and Non-Exchange Traded Contracts.    At February 1, 2003 and February 2, 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, variable interest or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Inflation

        Although we cannot accurately anticipate the effect of inflation on our operations, we do not believe that inflation has had, or is likely in the foreseeable future to have, a material impact on our net sales or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

        Market risks relating to our operations result primarily from changes in short-term London Interbank Offered Rates, or LIBOR, as our senior credit facility utilizes a portfolio of short-term LIBOR contracts. These LIBOR contracts are fixed rate instruments for a period of between one and six months, at our discretion. Our portfolio of LIBOR contracts vary in length and interest rate, such that adverse changes in short-term interest rates could affect our overall borrowing rate when contracts are renewed. We entered into a $75.0 million interest rate collar agreement, or hedge, in December 2000 to offset this interest rate risk. We do not enter into derivative financial instruments for trading or speculative purposes. This hedge expired in December 2002 with no further liability. Changes in the intrinsic value of the hedge were recorded as accumulated other comprehensive income (loss). Amounts received or paid under the hedge were recorded as reductions of or additions to interest expense. We periodically evaluate alternative hedging strategies, although currently we have no hedges outstanding.

        All of the $192.5 million in debt under our senior credit facility as of February 1, 2003 was subject to variable interest rate fluctuations. Based on this debt level, a hypothetical 10% increase in LIBOR from the applicable rate at February 1, 2003 would increase net interest expense by approximately $0.3 million on an annual basis, and likewise would decrease both earnings and cash flows for that annual period by a corresponding amount. We cannot predict market fluctuations in interest rates and their impact on debt, nor can there be any assurance that long-term fixed-rate debt will be available at favorable rates, if at all. Consequently, future results may differ materially from estimated results due to adverse changes in interest rates or debt availability.

        We did not have any material foreign exchange or other significant market risk at February 1, 2003.

BUSINESS

Company Overview

        We are a leading specialty retailer of premium pet food, supplies and services with 617 stores in 43 states and the District of Columbia. Our products include pet food, supplies, grooming products, toys, novelty items and vitamins, small pets such as fish, birds and other small animals (excluding cats and dogs), and veterinary supplies. Our strategy is to offer our customers a complete assortment of pet-related products and services at competitive prices, with superior levels of customer service at convenient locations.

        Our stores combine the broad merchandise selection and everyday low prices of a pet supply warehouse store with the convenient location and knowledgeable customer service of a neighborhood pet supply store. We believe that this combination differentiates our stores and provides us with a competitive advantage. Our principal format is a 12,000 to 15,000 square foot store, conveniently located near local neighborhood shopping destinations, including supermarkets, bookstores, coffee shops, dry cleaners and video stores, where our target "pet parent" customer makes regular weekly shopping trips. We believe that our stores are well positioned, both in terms of product offerings and location, to benefit from favorable long-term demographic trends, a growing pet population and an increasing willingness of pet owners to spend on their pets.

Store Locations

        We design our stores to offer a fun, vibrant and enjoyable shopping experience for our customers and their pets. A typical PETCO store is moderately sized at 12,000 to 15,000 square feet, with low ceilings, attractive signage and bright lighting, resulting in a distinctive retail setting. Below is a table listing, for our 617 stores at May 3, 2003, the number of stores by state:

Number of PETCO Stores
as of May 3, 2003

State	Number of Stores	State	Number of Stores
Alabama	4	Mississippi	1
Arizona	17	Missouri	16
Arkansas	6	Montana	1
California	135	Nebraska	6
Colorado	17	Nevada	8
Connecticut	15	New Hampshire	7
Delaware	1	New Jersey	16
District of Columbia	1	New Mexico	4
Florida	6	New York	33
Georgia	12	North Dakota	2
Idaho	5	Ohio	4
Illinois	41	Oregon	14
Indiana	7	Pennsylvania	27
Iowa	7	Rhode Island	2
Kansas	7	South Dakota	1
Kentucky	1	Tennessee	9
Louisiana	2	Texas	52
Maine	3	Utah	6
Maryland	11	Vermont	1
Massachusetts	24	Virginia	12
Michigan	16	Washington	28
Minnesota	18	Wisconsin	11

Industry Overview

        General.    We believe the pet food, supplies and services industry is benefiting from a number of favorable demographic trends that are continuing to support a steadily growing pet population. The U.S. pet population has now reached 353 million companion animals, including 141 million cats and dogs, with an estimated 62% of all U.S. households owning at least one pet, and three quarters of those households owning two or more pets. We believe the trend to more pets and more pet-owning households will continue, driven by an increasing number of children under 18 and a growing number of empty nesters whose pets have become their new "children." We estimate that U.S. retail sales of pet food, supplies, small animals (excluding cats and dogs) and services increased to approximately $27 billion in 2001. We believe we are well positioned to benefit from several key growth trends within the industry.

        Pet Food.    Packaged Facts projects that dog and cat food sales, which represent the vast majority of all pet food sales, accounted for approximately $10.5 billion in sales for 2001. Sales of premium dog and cat food represented approximately 32.3% of the total dog and cat food market in 2001 and are expected to increase to approximately 38.4% of the total dog and cat food market by 2005. Sales of dog and cat food accounted for $468 million, or 32%, of our fiscal 2002 net sales, of which $435 million, or 93%, was generated from premium dog and cat food sales.

        Historically, the pet food industry has been dominated by national supermarket brands such as Alpo, Kal Kan and Purina, which are primarily sold through grocery stores, supermarkets, convenience stores and mass merchants. In recent years, supermarkets' share of total pet food sales has steadily decreased as a result of competition from warehouse clubs, mass merchants and specialty pet store chains as well as the growing proportion of premium pet food sales. Premium pet foods, such as Science Diet, Nutro and Eukanuba, currently are not sold through supermarkets, warehouse clubs or mass merchants due to manufacturers' restrictions but are sold primarily through specialty retailers like PETCO, veterinarians and farm and feed stores.

        The growth of the premium pet food market is attributable to both the marketing of premium brands by vendors and a heightened nutritional awareness among pet owners. In recent years, premium pet food manufacturers have launched numerous new specialty food products, such as all-natural products and products for pets with sensitive skin and stomachs, as well as oral care products. Management expects expanded product offerings by premium pet food manufacturers to continue, and that distribution of these products primarily through specialty retailers will continue to draw customers away from supermarkets and mass merchants.

        Pet Supplies and Small Animals.    Based on reports from Packaged Facts and Business Communications Company, we project that sales of pet supplies accounted for approximately $7.0 billion in sales for 2001 and will grow at a CAGR of 6.0% through 2005. Pet supplies and small animals (excluding cats and dogs) accounted for $954 million, or 64%, of our fiscal 2002 net sales.

        The market for pet supplies consists of items such as collars and leashes, cages and habitats, toys, treats, aquatic supplies, pet carriers, vitamins and supplements, and grooming and veterinary products. The channels of distribution for pet supplies are highly fragmented with products sold by many types of retailers, including supermarkets, warehouse clubs and other discounters, mass merchants, specialty pet store chains, direct mail and veterinarians. Specialty retailers such as PETCO, with wide assortments of pet supplies and higher levels of customer service, represent a growing channel for sales of pet supplies.

        The market for small animals (other than cats and dogs) includes sales of fish, birds, reptiles, rabbits, hamsters, mice and other small pets. Because of the overpopulation of cats and dogs and the controversial practices of some breeders, we have elected to limit our selection of animals to birds, fish, reptiles and other small animals. We do, however, participate in pet adoption programs for cats and dogs, which are administered through local animal welfare programs.

        Pet Services.    Pet services are estimated to account for the remaining $9.5 billion of the overall $27 billion market projected by management. The market for pet services includes grooming, obedience training, and vaccinations and other veterinary services. We offer obedience training in most of our stores, grooming in the majority of our stores and limited veterinary services, such as routine vaccinations, at a number of stores. Although services represented only 4% of our fiscal 2002 net sales, services represent an increasing portion of our net sales and we believe that offering selected pet services better serves our best customers and increases traffic flow in our stores. For fiscal 2002, services sales increased 33% from fiscal 2001, approximately two and a half times our overall sales growth.

        Distribution Channels.    Our industry is highly fragmented, with an estimated 9,000 independent pet supply stores operating in the United States. PETCO is one of only two national specialty retailers of pet food, supplies and services. Between 1991 and 2001, the last year for which data is available, specialty pet store chains such as PETCO experienced significant market share gains in the pet food and supplies categories, largely at the expense of supermarkets. We believe that this shift primarily results from (1) the enhanced merchandising effort and product mix offered by specialty pet store chains and (2) the growing demand for premium pet food as nutritional awareness among the general population extends to pet owners and their pets. The following chart illustrates this shift in distribution channels.

Our Strategy and Competitive Advantages

        Our strategy is to strengthen our position as a leading specialty retailer of premium pet food, supplies and services by offering our customers a complete assortment of pet-related products and services at competitive prices with superior levels of customer service at convenient locations. We intend to continue to pursue the following elements of our strategy:

  •
  Continue To Increase Sales and Profitability. We have increased our net sales from $749.8 million in fiscal 1997 to $1.48 billion in fiscal 2002, for a CAGR of 14.5%. We also increased our operating income from $31.8 million in fiscal 2001 to $92.0 million in fiscal 2002. The principal contributors to this improvement in our financial performance include: (1) our ability to generate continuous comparable store net sales growth; (2) strategic expansion in both existing and new markets; (3) targeted merchandising efforts to drive greater sales of higher margin supplies and services, which have grown to 68.4% of net sales in fiscal 2002, up from 60.5% of net sales in fiscal 1998; (4) our expanding store base that offers economies of scale and purchasing efficiencies; and (5) a broad product offering of over 10,000 high quality pet-related products, most of which are not found in typical supermarkets or mass merchants.

  •
  Capitalize Upon Our Maturing Store Base. We have historically found that the most dramatic growth in a store's net sales and operating performance occurs in the first five years following a store's opening. During this store maturation phase, we have historically experienced store level contribution margin improvements from an estimated 6% average contribution margin in the store's first year to over a 15% average contribution margin by year five. More than 40% of our stores were opened in the past five years and to date our newly opened stores have been maturing in accordance with historical rates. We believe that our maturing store base provides us with an opportunity to significantly increase our net sales and store-level operating performance with only modest incremental capital expenditures for these stores.

  •
  Expand Using Our Proven New Store Model. We believe that the highly fragmented pet food, supplies and services market offers compelling opportunities for us to increase our presence and gain market share. To capitalize on these opportunities and consistent with our existing strategy, we plan to increase our net store count by 40 to 50 stores per year over the next five years both by focusing on existing markets and by targeting one or two new geographic markets per year. We carefully measure each proposed store opening against demographic, economic and competitive factors. We have established an operating model that we believe enables us to quickly and profitably execute our expansion strategy after we have analyzed a market's potential. Our new stores generally have become profitable by the end of their first year of operation, and we target for each store a five-year return on investment of more than 20%. In fiscal 2003, we intend to remodel up to 50 of our existing stores into our millennium format. Our millennium format incorporates a more dramatic presentation of our companion animals and emphasizes higher-margin supplies categories.

  •
  Leverage Our Industry-Leading Integrated Information Systems. We have invested significant resources in establishing a comprehensive integrated information system infrastructure, including approximately $40 million over the last three fiscal years to replace and upgrade our information systems. Our highly integrated point-of-sale, or POS, system in each of our stores provides our management team with timely and valuable information on store and regional level sales and merchandising trends, inventory tracking and operational data. By integrating all of our key functional areas, our systems empower regional, district and store managers to increase sales, improve operational efficiency, control inventory, monitor critical performance indicators and enhance customer service and satisfaction.

  •
  Utilize Our Logistics Expertise. Our distribution system has over one million square feet of distribution capacity, including an integrated network of three national and five regional distribution centers. This network enables us to reduce our costs by reducing the delivered cost of merchandise and limiting the need to carry excess inventory. Our inventory control systems provide for effective replenishment of inventory and allow us to achieve optimal in-stock levels at our stores. Our logistics expertise has enabled us to dramatically increase inventory turns from 6.1x for fiscal 1998 to 7.7x for fiscal 2002.

  •
  Capitalize Upon Our Brand Awareness and Highly Successful Customer Loyalty Program. The "PETCO" brand name and our slogan "PETCO, where the pets go" are well known by pet owners. We believe that this awareness reinforces the fun and enjoyable shopping experience that we seek to create for our customers and their pets. P.A.L.S., our highly successful customer loyalty program, further enhances and reinforces the loyalty, brand awareness and satisfaction of our customers. Recently, our customers have been signing up for approximately one million new P.A.L.S. cards per quarter. Our P.A.L.S. members account for over 75% of our net sales and spend on average over 50% more per transaction than do our non-P.A.L.S. customers. Our exclusive program fosters a long-term, one-on-one relationship with the customer and builds brand loyalty and customer retention. Our program also provides us with one of the largest databases of information in the industry. Information on our customers' buying preferences allows us to more precisely deliver targeted marketing efforts and assists us in more effectively catering to our customers' needs.

  •
  Continue to Provide Superior, Knowledge-Based Customer Service. We seek to enhance our customers' shopping experience by providing knowledgeable and friendly customer service and creating a fun and exciting shopping environment. We seek to hire store managers and sales associates who themselves are pet owners and enthusiasts and therefore are more eager and better able to assist customers with their needs. We believe it is better to hire animal lovers and train them in retail rather than hire experienced retailers and hope they like animals. We believe that our customer service differentiates us from our competitors, leading to increased sales, attracting new customers and building customer loyalty.

Purchasing and Distribution

        Our centralized purchasing and distribution system minimizes the delivered cost of merchandise and maximizes the in-stock position of our stores. We currently operate three central and five regional distribution centers. The central distribution centers are located in Mira Loma, California; Monroe, New Jersey; and Joliet, Illinois. Bulk items for all stores are either shipped to regional distribution centers for redistribution or are sent directly to store locations. Manufacturers ship non-bulk supplies to the central distribution facilities which we then distribute either to regional centers or directly to store locations. We believe that our centralized distribution system enables our stores to maximize selling space by reducing necessary levels of safety stock carried in each store. We also provide order fulfillment services for our Internet customers through our three central distribution centers.

Marketing and Advertising

        Our marketing department creates and implements a wide variety of national, regional and local advertising, direct marketing and sales promotion programs. These television, radio, circular and direct mail programs are designed to increase sales and consumer awareness of the PETCO brand name.

        In late 1997 we launched our P.A.L.S. customer loyalty program, which provides us with one of the largest databases of customer information in the industry, as our customers have recently been signing up for approximately one million new P.A.L.S. cards per quarter. Our P.A.L.S. database is integrated with our POS system, allowing us to track the purchasing activity and shopping habits of our P.A.L.S. cardholders. This allows us to effectively target customers with personalized direct mail or e-mail messages, to provide promotional offers directly related to past purchases and to adjust our product and services mix to more effectively cater to our customers' needs.

        Local store marketing activities are conducted on a regular basis in most stores. These marketing activities include store opening events, in-store pet adoptions, informational seminars, school field trips, pet photos, product demonstrations, pet fairs and a variety of other local contests or cross-promotion events.

        We recently agreed to become the naming rights sponsor for PETCO Park, a new baseball stadium under construction in San Diego, California, which will be the home of the San Diego Padres commencing with the 2004 baseball season. As part of this arrangement, we will also receive certain other promotional benefits from the San Diego Padres.

Competition

        The pet food, supplies and services business is highly competitive. This competition can be categorized into three different segments: (1) supermarkets, warehouse clubs and mass merchants; (2) specialty pet store chains; and (3) traditional pet stores and independent service providers. We believe that the principal competitive factors influencing our business are product selection and quality, convenient store locations, customer service and price. We believe that we compete effectively within our various geographic areas. However, some of our competitors are much larger in terms of sales volume and have access to greater capital and management resources than we do.

        Many of the premium pet food brands we offer, such as Nutro, Science Diet and Eukanuba, are not presently available to supermarkets, warehouse clubs or mass merchants due to manufacturers' restrictions. One of our premium pet food vendors, The Iams Company, was purchased by Procter & Gamble in fiscal 1999. Through the end of fiscal 1999, Iams brand pet food was not widely available in supermarkets or mass merchants. In fiscal 2000, Procter & Gamble broadened the distribution of Iams to supermarkets and mass merchants across the country. The Eukanuba brand of pet food, which is also manufactured by The Iams Company, continues to be sold exclusively by specialty channels such as PETCO.

Suppliers and Vendors

        We purchase most of our merchandise directly from specialty suppliers and manufacturers of national brands. We purchase the majority of our pet food products from three vendors: The Iams Company, Hill's Pet Products, Inc. (which produces Science Diet), and Nutro, Inc. Supplies of products from these vendors accounted for approximately 9%, 10% and 8%, respectively, of our net sales in fiscal 2001 and 8%, 9% and 8%, respectively, of our net sales in fiscal 2002. While we do not maintain long-term supply contracts with any of our vendors, we believe that we enjoy a favorable and stable relationship with each of these vendors.

Information Systems

        We have invested significant resources in establishing a comprehensive integrated information system infrastructure, including approximately $40 million over the last three fiscal years to replace and upgrade our information systems. We have integrated all key functional areas that provide our management team with timely information on sales trends, inventory tracking and operational data at the individual store level. The system empowers regional, district and store managers to increase sales, control inventory and enhance customer satisfaction.

        Our in-store POS system tracks all sales by stockkeeping unit (SKU) using bar codes and allows management to compare current performance against historical performance and current year's budget on a daily basis. The information gathered by this system supports automatic replenishment of in-store inventory from our regional and central distribution centers and is integrated into product buying decisions. Store labor planning and visual presentation levels are supported by sales management information systems. We use Electronic Data Interchange (EDI) with the majority of our suppliers for efficient transmittal of purchase orders, shipping notices and invoices. Management believes that the systems we have developed enable us to continue to improve customer service, operational efficiency and management's ability to monitor critical performance indicators. We continue to invest in supply chain technologies, human resources management, financial planning tools and continued improvement to the POS systems located in all stores.

Internet Initiatives

        We believe the Internet offers opportunities to complement our "brick-and-mortar" stores and to increase our retail commerce and consumer brand awareness of our products. We operate the popular e-commerce site www.petco.com, which provides our customers with pet-related content, commerce and community via the Internet. The information contained or incorporated in our web site is not a part of this prospectus supplement or the accompanying prospectus.

        On December 4, 2000, we acquired the Petopia.com web site, including software and hardware required to operate the web site, for an aggregate purchase price of approximately $3.8 million.

Formerly, we had a strategic alliance with, and owned an equity interest of approximately 17.6% in, Petopia.com, a comprehensive pet commerce Internet destination that launched in the summer of 1999. The operations of Petopia.com have been rationalized and fully integrated with our operations.

Trademarks and Licenses

        We have registered numerous service marks and trademarks with the United States Patent and Trademark Office. We believe the PETCO trademark has become an important component in our merchandising and marketing strategy. We believe we have all licenses necessary to conduct our business.

Employees

        As of May 3, 2003, we employed approximately 13,700 associates, of whom approximately 6,900 were employed full-time. Approximately 92% of our employees were employed in stores or in direct field supervision, approximately 4% in distribution centers and approximately 4% in our corporate headquarters in San Diego. We are not party to any collective bargaining arrangements, and we believe our labor relations are generally good.

Regulation

        The transportation and sale of small animals is governed by various state and local regulations. To date, these regulations have not had a material effect on our business or operations. However, a complaint filed in June 2002 by the San Francisco City Attorney's office alleged that certain associates have not properly cared for animals for sale in our two San Francisco stores. See "—Legal Proceedings." Our aquatics and small animal buyers and real estate department are responsible for compliance with regulations governing the transportation and sale of small animals. Prior to the opening of each store, our aquatics and small animal buyers and real estate department review the regulations of the relevant state and local governments. Our real estate department then ensures ongoing compliance by keeping abreast of industry publications and maintaining contacts with our aquatics and small animal suppliers and the appropriate regulatory agency within each relevant state and local government.

Properties

        We lease all of our store and warehouse locations. The original lease terms for our stores generally range from five to 20 years, with many of these leases containing renewal options. Leases on 161 stores expire within the next three years. Of these leases, 125 contain renewal options.

        Our headquarters, located in San Diego, California, consists of two facilities. We own an approximately 70,000 square foot facility and an approximately 86,000 square foot facility. The 70,000 square foot facility is financed under an obligation which expires in February 2006. We also lease three central and five regional distribution centers. See "—Purchasing and Distribution." Our three central distribution centers collectively occupy approximately 900,000 square feet of space in Monroe, New Jersey; Joliet, Illinois; and Mira Loma, California under leases which expire in May 2018, April 2005 and September 2005, respectively. Our five regional distribution centers collectively occupy approximately 240,000 square feet of space in Stockton, California; Portland, Oregon; New Hope, Minnesota; Mansfield, Massachusetts; and Garland, Texas under leases which expire in April 2004, February 2007, September 2007, December 2003 and August 2004, respectively. Except with respect to the lease for our Portland, Oregon facility, all of our distribution center leases contain a renewal option.

Legal Proceedings

        In July 2001, we received a copy of a complaint filed in the Superior Court of California for the County of Los Angeles alleging violations of the California Labor Code and the Business and Professions Code. The purported class of plaintiffs alleged that we improperly classified our salaried store managers and assistant store managers as exempt employees not entitled to overtime pay for work in excess of 40 hours per week. The relief sought includes compensatory damages, penalties, preliminary and permanent injunctions requiring us to pay overtime compensation under California law, prejudgment interest, costs and attorneys' fees and such other relief as the court deems proper. In November 2001, the case was transferred to the Superior Court of California for the County of San Diego. In December 2002, we announced our intention to settle all claims related to this lawsuit. While we continue to deny the allegations underlying the lawsuit, we have tentatively agreed to the settlement to avoid possible disruption to our business from protracted litigation. In fiscal 2002, we expensed $2.1 million, after tax, for the settlement, which received preliminary court approval on March 7, 2003 but remains subject to final court approval, the hearing for which is anticipated in July 2003.

        In June 2002, allegations were made in a complaint filed in the San Francisco Superior Court by the San Francisco City Attorney's office to the effect that certain associates have not properly cared for companion animals for sale in our two San Francisco stores. The complaint, which has been subsequently transferred to the Santa Clara Superior Court, seeks damages, penalties and an injunction against the sale of companion animals in our San Francisco stores. The complaint and related news reports have caused negative publicity. We take seriously any allegations regarding the proper care of companion animals and have taken steps to reiterate to all our associates the importance of proper care for all companion animals in all our stores. We are responding to the complaint and are defending it vigorously. The complaint and any similar actions, which could be filed in the future, could cause negative publicity, which could have a material adverse effect on our results of operations.

        From time to time we are involved in routine litigation and proceedings in the ordinary course of our business. We are not currently involved in any other pending litigation matters that we believe would have a material adverse effect on us.

MANAGEMENT

Directors and Executive Officers

        Our directors and executive officers and their respective ages as of May 12, 2003, are as follows:

Name	Age	Present Position
Brian K. Devine	61	Chairman, President and Chief Executive Officer
James M. Myers	45	Executive Vice President, Chief Financial Officer and Director
Bruce C. Hall	58	Executive Vice President and Chief Operating Officer
Robert E. Brann	51	Senior Vice President, Merchandising
Frederick W. Major	41	Senior Vice President, Information Systems
Keith G. Martin	50	Senior Vice President, Operations
Janet D. Mitchell	47	Senior Vice President, Human Resources and Administration
William M. Woodard	54	Senior Vice President, Business Development
John M. Baumer	35	Director
Jonathan Coslet	38	Director
John G. Danhakl	47	Director
Julian C. Day	50	Director
Charles W. Duddles	63	Director
Arthur B. Laffer	62	Director
William S. Price III	47	Director

        Brian K. Devine, Chairman, President and Chief Executive Officer, joined PETCO in August 1990 and has served as Chairman since January 1994. Before joining PETCO, Mr. Devine was President of Krause's Sofa Factory, a furniture retailer and manufacturer, from 1988 to 1989. From 1970 until 1988, Mr. Devine held various positions with Toys "R" Us, a retailer of children's toys, including Senior Vice President, Director of Stores and Senior Vice President, Growth, Development and Operations. Mr. Devine currently serves on the Boards of Directors of Wild Oats Markets, Inc., a publicly held retailer and distributor of natural foods, the National Retail Federation, the International Mass Retail Association, Students in Free Enterprise and the Georgetown University College Board of Advisors. Mr. Devine graduated from Georgetown University with a degree in economics.

        James M. Myers, Executive Vice President, Chief Financial Officer and a director, joined PETCO in May 1990. Mr. Myers became Executive Vice President in March 2001 and has been Chief Financial Officer since 1998. From 1996 to 1998, Mr. Myers served as Senior Vice President, Finance and before that as Vice President, Finance and as Vice President and Controller of PETCO. From 1980 to 1990, Mr. Myers held various positions at the accounting firm of KPMG LLP, including Senior Audit Manager. Mr. Myers has served as a director since October 2000. Mr. Myers is a CPA and received an accounting degree from John Carroll University.

        Bruce C. Hall, Executive Vice President and Chief Operating Officer, joined PETCO in April 1997 and became Chief Operating Officer in March 2001. Mr. Hall spent 34 years from 1963 to 1997 with Toys "R" Us, a retailer of children's toys, where he progressively advanced from field operations through a number of positions, including Senior Vice President of Operations.

        Robert E. Brann, Senior Vice President, Merchandising, joined PETCO in September 2000. From 1998 to 2000, Mr. Brann was with The Pep Boys, most recently as Senior Vice President, Merchandising. From 1989 to 1998, Mr. Brann was with Trak Auto, where he became Executive Vice President, Merchandising. From 1971 to 1989, Mr. Brann held various management positions in merchandising and operations with a number of retailers. Mr. Brann has over 30 years of retail experience.

        Frederick W. Major, Senior Vice President, Information Systems, joined PETCO in April 1988 and became Senior Vice President, Information Systems in March 2002. Mr. Major initially served as Management Information Systems Manager and then as Director of Information Systems and most recently as Vice President of Information Systems. From 1983 to 1988, Mr. Major was a Systems Analyst at General Dynamics Corporation. Mr. Major graduated from National University with a degree in computer science.

        Keith G. Martin, Senior Vice President, Operations, joined PETCO in July 2001. From 1999 to 2001, Mr. Martin was President of Country Stores for Gateway, Inc. From 1994 to 1999, Mr. Martin was with Office Depot, Inc., where he held various management positions and was ultimately named Senior Vice President, Stores. From 1974 to 1994, Mr. Martin held various management positions with a number of retailers. Mr. Martin has over 25 years of retail experience. Mr. Martin received a bachelor's degree from State University of New York.

        Janet D. Mitchell, Senior Vice President, Human Resources and Administration, joined PETCO in February 1989. From 1989 to 1998, Ms. Mitchell served as Vice President, Human Resources. From 1981 to 1989, Ms. Mitchell held various management positions in human resources with the Southland Corporation's 7-Eleven stores. From 1978 to 1981, Ms. Mitchell held various positions with the El Torito Restaurant chain.

        William M. Woodard, Senior Vice President, Business Development, joined PETCO in January 1991. From 1991 to 1999, Mr. Woodard served as Senior Vice President, Store Operations. From 1987 to 1990, Mr. Woodard was Vice President, Director of Marketing at J. M. Jones, Inc., a wholesale division of SuperValu Stores, Inc. From 1970 to 1987, Mr. Woodard was employed by Safeway Stores, Inc., a grocery retailer, in a number of positions including Retail Operations Manager and Marketing Operations Manager. Mr. Woodard holds an administrative management degree from North Texas State University and an M.B.A. in marketing from the University of Southern California.

        John M. Baumer has served as a director since October 2000. Mr. Baumer became a partner of Leonard Green & Partners, L.P. in January 2001. Mr. Baumer had previously been a Vice President at Leonard Green & Partners since May 1999. Prior to joining Leonard Green & Partners, he had been a Vice President in the Corporate Finance Division of Donaldson, Lufkin & Jenrette Securities Corporation, or DLJ, in Los Angeles. Prior to joining DLJ in 1995, Mr. Baumer worked at Fidelity Investments and Arthur Andersen. Mr. Baumer currently serves on the Boards of Directors of Intercontinental Art, Inc., VCA Antech, Inc., Communications & Power Industries, Inc., Leslie's Poolmart, Inc., Phoenix Scientific, Inc. and Rand McNally, Inc. Mr. Baumer is a 1990 graduate of the University of Notre Dame. He also received his M.B.A. in 1995 from the Wharton School at the University of Pennsylvania.

        Jonathan Coslet has served as a director since October 2000. Mr. Coslet has been a partner of Texas Pacific Group since 1993. Prior to joining Texas Pacific Group, Mr. Coslet was in the Investment Banking Department of DLJ, specializing in leveraged acquisitions and high-yield finance from September 1991 to February 1993. Mr. Coslet serves on the Boards of Directors of Magellan Health Services, Inc. and Oxford Health Plans, Inc.

        John G. Danhakl has served as a director since October 2000. Mr. Danhakl has served as a partner at Leonard Green & Partners since 1995. Prior to becoming a partner at Leonard Green & Partners, Mr. Danhakl was a Managing Director at DLJ and had been with DLJ since 1990. Prior to joining DLJ, Mr. Danhakl was a Vice President at Drexel Burnham Lambert from 1985 to 1990. Mr. Danhakl presently serves on the Boards of Directors of The Arden Group, Inc., Big 5 Sporting Goods, Inc., Communications & Power Industries, Inc., Twin Laboratories, Inc., Diamond Auto Glass Works, Liberty Group Publishing, Leslie's Poolmart, Inc., VCA Antech, Inc. and MEMC Electronic Materials, Inc., and on the Board of Managers of AsianMedia Group LLC. Mr. Danhakl is a 1980

graduate of the University of California at Berkeley. He received his M.B.A. in 1985 from the Harvard Business School.

        Julian C. Day has served as a director since November 2000. In March 2002, Mr. Day became the President and Chief Operating Officer of Kmart Corporation, and in January 2003, became Chief Executive Officer and a Director of Kmart. From 1999 to 2000, Mr. Day was with Sears Roebuck, most recently as Executive Vice President and Chief Operating Officer. From 1992 to 1998, Mr. Day was with Safeway, Inc., where he became Executive Vice President and Chief Financial Officer. Mr. Day is a 1974 graduate of Oxford University. He received his M.B.A. in 1979 from the London Business School.

        Charles W. Duddles has served as a director since March 2002. Mr. Duddles served most recently as Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Jack in the Box Inc., the operator and franchiser of the Jack in the Box restaurant chain, where he spent more than 21 years until his retirement in August 2001. Mr. Duddles was formerly a CPA and received an accounting degree from Ferris State University.

        Arthur B. Laffer has served as a director since June 2002. Dr. Laffer has been Chairman of Laffer Associates, an economic research and financial consulting firm, since 1979; Chief Executive Officer of Laffer Advisors Inc., a broker-dealer, since 1981; and Chief Executive Officer of Laffer Investments, an investment management firm, since 1999. Dr. Laffer presently serves on the Boards of Directors of Mastec Inc., Nicholas Applegate Growth Fund, Oxigene, Inc., MPS Group, Inc. and Veolia Environment. Dr. Laffer is a 1963 graduate of Yale University. He received his MBA in 1965 and his Ph.D. in economics in 1971, each from Stanford University.

        William S. Price III has served as a director since November 2000. Mr. Price was a founding partner of Texas Pacific Group in 1992. Prior to forming Texas Pacific Group, Mr. Price was Vice President of Strategic Planning and Business Development for GE Capital, reporting to the Chairman. In this capacity, Mr. Price was responsible for acquiring new business units and determining the business and acquisition strategies for existing businesses. From 1985 to 1991, Mr. Price was employed by the management consulting firm of Bain & Company, attaining officer status and acting as co-head of the Financial Services Practice. Prior to 1985, Mr. Price was employed as an associate specializing in corporate securities transactions with the legal firm of Gibson, Dunn & Crutcher LLP. Mr. Price is a member of the California Bar and graduated with honors in 1981 from the Boalt Hall School of Law at the University of California, Berkeley. He is a 1978 Phi Beta Kappa graduate of Stanford University. Mr. Price serves on the Boards of Directors of Continental Airlines, Inc., Del Monte Foods Company, Denbury Resources, Inc., Gemplus International, S.A. and several private companies.

SELLING STOCKHOLDERS

        The following table sets forth information about the selling stockholders' beneficial ownership of our common stock as of May 12, 2003 (such information has been provided by the selling stockholders) and after the sale of the common stock offered by each selling stockholder. The numbers presented assume that all of the shares offered by the selling stockholders are sold and that the selling stockholders acquire no additional shares of our common stock before the completion of this offering. We will pay all expenses incurred with respect to the registration and sale of the shares of common stock owned by the selling stockholders, other than underwriting fees, discounts or commissions, which will be borne by the selling stockholders.

        Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them, except as indicated by footnote or to the extent this power may be shared with a spouse. The percentage of outstanding shares beneficially owned is based on 57,391,317 shares of common stock outstanding as of May 12, 2003. Shares of common stock subject to options currently exercisable or exercisable within 60 days of May 12, 2003 are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person.

	Shares of Common Stock Beneficially Owned Before the Offering					Shares of Common Stock Beneficially Owned After the Offering
				Shares of Common Stock to be Sold in the Offering
Name of Selling Stockholder
	Number		Percentage			Number	Percentage
Green Equity Investors III, L.P.(1)(2)	15,030,954		26.2%	4,635,000		10,395,954	17.4%
TPG Partners III, L.P.(1)(3)	11,368,813		19.8	3,505,729		7,863,084	13.1
TPG Parallel III, L.P.(1)(3)	2,185,952		3.8	674,068		1,511,884	2.5
TPG Dutch Parallel III, C.V.(1)(3)	723,320		1.3	223,046		500,274	*
FOF Partners III-B, L.P.(1)(3)	420,265		*	129,594		290,671	*
TPG Investors III, L.P.(1)(3)	313,696		*	96,732		216,964	*
FOF Partners III, L.P.(1)(3)	18,909		*	5,831		13,078	*
Brian K. Devine	3,418,967	(4)	6.0	400,000	(5)	3,018,967	5.0
Bruce C. Hall	746,666	(6)	1.3	80,000		666,666	1.1
James M. Myers	746,666	(7)	1.3	80,000		666,666	1.1
William M. Woodard	373,334	(8)	*	40,000	(9)	333,334	*
Keith G. Martin	373,333	(10)	*	40,000		333,333	*
Janet D. Mitchell	373,333	(11)	*	40,000		333,333	*
Robert E. Brann	355,000	(12)	*	40,000		315,000	*
Frederick W. Major	43,333	(13)	*	10,000		33,333	*

        If the underwriters' option to purchase additional shares is exercised in full, the selling stockholders identified below will sell an aggregate of 1,875,000 shares allocated to the selling stockholders as follows:

		Shares of Common Stock Beneficially Owned After the Offering if Underwriters' Option to Purchase Additional Shares is Exercised in Full
Name of Selling Stockholder	Shares of Common Stock Subject to Underwriters' Option to Purchase Additional Shares
		Number	Percentage
Green Equity Investors III, L.P.(1)(2)	937,500	9,458,454	15.8%
TPG Partners III, L.P.(1)(3)	709,088	7,153,996	11.9
TPG Parallel III, L.P.(1)(3)	136,341	1,375,543	2.3
TPG Dutch Parallel III, C.V.(1)(3)	45,114	455,160	*
FOF Partners III-B, L.P.(1)(3)	26,212	264,459	*
TPG Investors III, L.P.(1)(3)	19,566	197,398	*
FOF Partners III, L.P.(1)(3)	1,179	11,899	*

*
indicates less than one percent

(1)
We refer to TPG Partners III, L.P., TPG Parallel III, L.P., TPG Dutch Parallel III, C.V., TPG Investors III, L.P., FOF Partners III, L.P. and FOF Partners III-B, L.P. collectively as Texas Pacific Group. Green Equity Investors III, L.P. and Texas Pacific Group are parties to an agreement, pursuant to which, among other things, they have agreed to vote for two nominees of each of Green Equity Investors III, L.P. and Texas Pacific Group to serve on our board of directors.

(2)
The address of Green Equity Investors III, L.P. is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(3)
The address of each of TPG Partners III, L.P., TPG Parallel III, L.P., TPG Dutch Parallel III, C.V., TPG Investors III, L.P., FOF Partners III, L.P. and FOF Partners III-B, L.P. is 301 Commerce Street, Suite 3330, Fort Worth, Texas 76102.

(4)
Includes 2,000,000 shares held by Devine Investments, LLC and 70 shares held in an IRA account, for which Mr. Devine has sole voting and disposition authority, and 1,378,897 shares held jointly with Silvija K. Devine, Mr. Devine's wife, who does not have and has not within the past three years had any position, office or material relationship with us or any of our affiliates. Also includes 40,000 shares held equally by Mr. Devine's children, Brooke K. Devine and Brian K. Devine, Jr., for which Mr. Devine disclaims beneficial ownership.

(5)
Includes 300,000 shares held by Devine Investments, LLC and 100,000 shares held jointly with Silvija K. Devine.

(6)
Shares are held jointly with Susan M. Hall, Mr. Hall's wife, who does not have and has not within the past three years had any position, office or material relationship with us or any of our affiliates.

(7)
Shares are held by the Myers Family Trust U/A/D 6/21/02, for which Mr. Myers and his wife share voting and disposition authority.

(8)
Includes 79,555 shares held by the Woodard Family Trust UTD 1/15/96 and 293,779 shares held by Woodard Enterprises, LLC. Mr. Woodard has sole voting and disposition authority over all such shares.

(9)
Includes 20,000 shares held by the Woodard Family Trust UTD 1/15/96 and 20,000 shares held by Woodard Enterprises, LLC.

(10)
Includes 103,300 shares held jointly with Diane M. Martin, Mr. Martin's wife, who does not have and has not within the past three years had any position, office or material relationship with us or any of our affiliates, and 270,033 shares of common stock subject to options which are currently exercisable or exercisable within 60 days of May 12, 2003.

(11)
Shares are held by the Mitchell Family Trust UTD dated 11/9/00, for which Ms. Mitchell has sole voting and disposition authority.

(12)
Includes 244,047 shares held jointly with Judith A. Brann, Mr. Brann's wife, who does not have and has not within the past three years had any position, office or material relationship with us or any of our affiliates, and 110,953 shares of common stock subject to options which are currently exercisable or exercisable within 60 days of May 12, 2003.

(13)
Shares are held jointly with Cara Major, Mr. Major's wife, who does not have and has not within the past three years had any position, office or material relationship with us or any of our affiliates.

        In October 2000, we completed a leveraged recapitalization with an entity controlled by Leonard Green & Partners, L.P. and its affiliates, which we refer to collectively as Leonard Green, and TPG Partners III, L.P. and its affiliates, which we refer to collectively as Texas Pacific Group. Green Equity Investors III, L.P. is an affiliate of Leonard Green and TPG Partners III, L.P., TPG Parallel III, L.P., TPG Dutch Parallel III, C.V., TPG Investors III, L.P., FOF Partners III, L.P. and FOF Partners III-B, L.P. are affiliates of Texas Pacific Group.

        In connection with the recapitalization transaction, we entered into a ten year management services agreement with Leonard Green and Texas Pacific Group, who acted as the managers under the agreement. Under the management services agreement, the managers provided management, consulting and financial planning services and transaction-related financial advisory and investment banking services to us and our subsidiaries. We paid a one-time structuring fee of $8.0 million to the managers in October 2000 under the agreement. The managers received an annual fee of approximately $3.1 million as compensation for the general services they provided under the management services agreement and normal and customary fees for transaction-related services, and were reimbursed for out-of-pocket expenses. Shortly after the closing of our initial public offering in February 2002, we paid Leonard Green and Texas Pacific Group an aggregate amount of approximately $12.5 million to terminate the management services agreement.

        In connection with the recapitalization transaction, we also entered into a stockholders agreement with certain of our stockholders, including Leonard Green and Texas Pacific Group, Messrs. Devine, Hall, Myers and Woodard, and Ms. Mitchell. The stockholders agreement was amended and restated in connection with our initial public offering in February 2002. Under the amended and restated stockholders agreement, certain of our stockholders, including Leonard Green and Texas Pacific Group, Messrs. Devine, Hall, Myers and Woodard, and Ms. Mitchell, may demand that we file a registration statement under the Securities Act covering some or all of the stockholder's registrable securities. In addition, if we propose to register any of our equity securities under the Securities Act, other than in connection with a demand registration or other excluded registration, the stockholders may require that we include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities. In general, we will bear all fees, costs and expenses of registrations under the stockholders agreement, other than underwriting discounts and commissions. The parties to the stockholders agreement, including the selling stockholders, have waived any registration rights they may have in connection with any sale of common stock pursuant to this prospectus supplement or any other prospectus supplement relating to the accompanying prospectus.

        John M. Baumer, Jonathan Coslet, John G. Danhakl and William S. Price III each serve on our board of directors. Messrs. Baumer and Danhakl are partners of Leonard Green & Partners, L.P. Messrs. Coslet and Price are partners of Texas Pacific Group.

        In October 2000, we made a loan to Mr. Myers, in the aggregate principal amount of $85,000, which he repaid in January 2003. In January 2002, we made a loan to Mr. Major in the aggregate principal amount of $85,171, and as of May 12, 2003, the outstanding balance of the loan was $75,592, inclusive of accrued interest. For more information on Messrs. Brann, Devine, Hall, Major, Martin, Myers and Woodard, and Ms. Mitchell, see "Management."

DESCRIPTION OF CERTAIN INDEBTEDNESS

        This summary highlights the principal terms of the agreements and instruments governing our outstanding indebtedness.

Senior Credit Facility

        Structure.    We have a senior credit facility with a syndicate of banks that expires between October 2, 2006 and October 2, 2008. Prior to amendments in August 2002, the senior credit facility consisted of a $75.0 million revolving credit facility and a $195.0 million term loan facility. On August 6, 2002, we completed a refinancing of our existing term loan facility into a new $193.5 million term loan facility. The refinancing resulted in an interest rate reduction of 0.5% on the term loan facility.

        As a result of the refinancing, the senior credit facility currently consists of a $75.0 million revolving credit facility and a $193.5 million term loan facility for a total commitment of $268.5 million. Borrowings under the senior credit facility are secured by substantially all of our assets and bear interest (1) in the case of the revolving facility, at our option, at the agent bank's base rate plus a margin of up to 2.25%, or LIBOR plus a margin of up to 3.25%, based on our leverage ratio at the time, and (2) in the case of the term loan facility, at our option, at the agent bank's base rate plus a fixed margin of 2.0%, or LIBOR plus a fixed margin of 3.0%. The agreement governing our senior credit facility contains certain affirmative and negative covenants related to, among other things, indebtedness, interest and fixed charges coverage and consolidated net worth. We were in full compliance with all of these covenants at May 3, 2003. At May 3, 2003, the outstanding balance of our term loan facility was $192.0 million, and there were no borrowings on our revolving credit facility which has $56.2 million of available credit. As of May 3, 2003, the weighted average interest rate on our senior credit facility was 4.3%.

        Guarantees and Security.    Our obligations under our senior credit facility are guaranteed by each of our domestic subsidiaries. The borrowings under our senior credit facility and the subsidiary guarantees are secured by substantially all of our assets and the assets of the subsidiary guarantors. In addition, borrowings under our senior credit facility are secured by a pledge of all of the capital stock, or similar equity interests, of the subsidiary guarantors, as well as approximately 60% of the shares of an existing Canadian subsidiary. Our future domestic and foreign subsidiaries with assets or revenues in excess of $1.0 million will be required to enter into similar pledge agreements and guarantees, subject to limitations on the amount of stock of foreign subsidiaries required to be pledged.

        Maturity.    We are required to repay the amount borrowed under the term loan facility in quarterly installments on December 31, March 31, June 30 and September 30 of each loan year. Quarterly payments equal approximately $0.5 million per quarter through September 2006 and then approximately $23.5 million per quarter through June 2008. Any unpaid balance on the term loan facility is due at maturity on October 2, 2008. The entire outstanding principal amount under the revolving credit facility is due on October 2, 2006. Mandatory prepayments under the term loan facility are applied pro rata to each required quarterly payment, subject to a lender's ability to waive a term loan facility payment and have it applied to the revolving credit facility. The term loan facility and the revolving credit facility may be voluntarily prepaid in whole or in part without premium or penalty.

        Fees.    We are required to pay the lenders under our revolving credit facility a per annum commitment fee based on the daily average unused portion of the revolving credit facility (reduced by the amount of letters of credit issued and outstanding). We also are obligated to pay letter of credit fees based on the aggregate stated amount of outstanding letters of credit.

        Covenants.    Our senior credit facility contains financial covenants that require us to satisfy, on a consolidated basis, specified quarterly financial tests, including:

  •
  a minimum consolidated interest expense coverage ratio;

  •
  a minimum fixed charge coverage ratio;

  •
  a maximum consolidated pro forma senior leverage ratio; and

  •
  a maximum consolidated pro forma total leverage ratio.

        Our senior credit facility also contains a number of other customary covenants that, among other things, restrict our ability and that of our subsidiaries to:

  •
  dispose of assets;

  •
  incur additional debt;

  •
  prepay other debt, subject to specified exceptions, or amend specified debt instruments;

  •
  pay dividends;

  •
  create liens on assets;

  •
  amend our certificate of incorporation or bylaws;

  •
  make investments, loans or advances;

  •
  make acquisitions;

  •
  engage in mergers or consolidations;

  •
  change the business conducted by us or our subsidiaries;

  •
  engage in sale and leaseback transactions;

  •
  sell accounts receivable;

  •
  purchase shares of our outstanding common stock;

  •
  make capital expenditures or engage in transactions with affiliates; and

  •
  otherwise undertake various corporate activities.

        Events of Default.    Our senior credit facility also contains customary events of default, including defaults based on:

  •
  nonpayment of principal, interest or fees when due, subject to specified grace periods;

  •
  cross-defaults to other debt;

  •
  breach of specified covenants;

  •
  material inaccuracy of representations and warranties;

  •
  certain other defaults under the credit documents;

  •
  events of bankruptcy and insolvency;

  •
  material judgments;

  •
  dissolution and liquidation;

  •
  failure to meet certain requirements imposed on pension plans by the Code and the Employee Retirement Income Security Act of 1974;

  •
  events requiring the prepayment or acquisition of subordinated debt;

  •
  events constituting a change in control, including (1) prior to an initial public offering, Leonard Green and Texas Pacific Group or their respective affiliates failing to beneficially own and control at least 51% of our outstanding stock entitled to vote for the election of directors, (2) following an initial public offering (A) any person other than Leonard Green and Texas Pacific Group or their respective affiliates beneficially owning greater than 35% of our voting stock, (B) Leonard Green and Texas Pacific Group or their respective affiliates failing to beneficially own at least 35% of our voting stock or failing to beneficially own a greater percentage of our outstanding stock entitled to vote for the election of directors than the percentage of such stock beneficially owned by any other person or (C) Leonard Green and Texas Pacific Group or their respective affiliates failing to beneficially own and control a greater percentage of our voting stock than the percentage of such stock owned and controlled by any other person, or (3) a change in a majority of the members of our board of directors serving immediately following the recapitalization or directors elected to our board of directors with the approval of a majority of the directors serving immediately following the recapitalization; and

  •
  invalidity of any guaranty or security interest.

        Mandatory Prepayment Upon Certain Events.    Based upon formulas stated in each facility, all or a portion of the proceeds from asset sales, insurance/condemnation proceedings, equity offerings, including this offering, and debt issuances, as well as excess cash flow, must be used to pay down the outstanding balances under our senior credit facility. On February 3, 2003, we entered into a limited waiver and third amendment to our senior credit facility. The lenders waived provisions requiring the repayment of our term loans with the proceeds of a public offering, if the proceeds of the offering to us are at least $40 million and we use the proceeds to redeem or repurchase up to $40 million in principal amount of our 10.75% senior subordinated notes. The waiver expires if such a public offering is not completed on or before May 31, 2003. If such a public offering is completed on or before May 31, 2003, the ownership percentages for purposes of determining events that constitute a change in control, and consequently result in an event of default, under our senior credit facility will decrease from 35% to 20%. Additionally, the amendment allows us to redeem or repurchase from time to time up to an additional $50 million of our 10.75% senior subordinated notes.

10.75% Senior Subordinated Notes due 2011

        In October 2001, we sold $200.0 million aggregate principal amount of our senior subordinated notes in an offering that was not registered under the Securities Act. In March 2002, we repurchased $30.0 million in aggregate principal amount of our senior subordinated notes at 110.5% of their face amount, plus accrued and unpaid interest through the repurchase date. As a result of this repurchase, $170.0 million in aggregate principal amount of our senior subordinated notes are currently outstanding.

        In June 2002, we completed an exchange offer of all of our outstanding senior subordinated notes for substantially identical senior subordinated notes that are registered under the Securities Act and that do not bear any legend restricting their transfer. All of our outstanding senior subordinated notes were tendered in the exchange offer and accepted for exchange.

        The senior subordinated notes:

  •
  are subject to the provisions of an indenture;

  •
  are senior subordinated obligations of ours;

  •
  will mature on November 1, 2011; and

  •
  bear interest at the rate of 10.75% per annum, which interest is to be paid semi-annually on May 1 and November 1 of each year, commencing May 1, 2002.

        Redemption.    We may redeem the senior subordinated notes, in whole or in part, at our option at any time on or after November 1, 2006. If we choose this optional redemption, we are required to redeem the senior subordinated notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the 12-month period beginning on November 1 of the years indicated below:

Year	Percentage
2006	105.375%
2007	103.583%
2008	101.792%
2009 and thereafter	100.000%

        In addition, at any time on or prior to November 1, 2004, we may redeem up to 35% of the original aggregate principal amount of the senior subordinated notes with the net proceeds of one or more qualified equity offerings, at a redemption price equal to 110.75% of the aggregate principal amount to be redeemed, together with accrued and unpaid interest, if any to the date of redemption; provided that at least 65% of the original aggregate principal amount of the senior subordinated notes remains outstanding after each redemption.

        Subordination and Guarantees.    The senior subordinated notes (1) are junior to all of our existing senior indebtedness and will be junior to all future senior indebtedness, (2) will be pari passu with all of our future senior subordinated indebtedness and (3) will be senior to all of our future indebtedness that is expressly subordinated to the senior subordinated notes.

        All of our existing domestic restricted subsidiaries have guaranteed, and all of our future domestic restricted subsidiaries will guarantee, our obligation to pay principal, premium, if any, and interest on the senior subordinated notes. The guarantees (1) are junior to all existing senior indebtedness of these subsidiaries and will be junior to all future senior indebtedness of these subsidiaries, (2) will rank pari passu with all future senior subordinated indebtedness of these subsidiaries and (3) will rank senior to all future indebtedness of these subsidiaries that is expressly subordinated to the guarantees.

        Covenants.    In the indenture relating to the senior subordinated notes, we agreed to some restrictions that limit, among other things, our and some of our subsidiaries' ability to:

  •
  incur more debt;

  •
  pay dividends, redeem stock or make other distributions;

  •
  make investments;

  •
  create liens;

  •
  enter into transactions with affiliates;

  •
  merge or consolidate; and

  •
  transfer or sell assets.

        In addition, in the event of a change of control, as defined in the indenture, each holder of senior subordinated notes will have the right to require us to repurchase all or part of the holder's senior subordinated notes at a price equal to 101% of the principal amount of the senior subordinated notes, plus accrued and unpaid interest.

        Events of Default.    Events of default under the indenture include but are not limited to:

  •
  the failure to pay any interest on any senior subordinated note when due, which failure continues for 30 days;

  •
  the failure to pay principal of or premium, if any, on any senior subordinated note when due;

  •
  the failure to comply with any of our other agreements in the indenture or the senior subordinated notes;

  •
  some defaults under the terms of our other indebtedness, whether the indebtedness existed before the issuance of the senior subordinated notes or is created after;

  •
  the failure by us or some of our subsidiaries to pay final judgments aggregating at any one time in excess of $17.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

  •
  the holding in any judicial proceeding that a note guarantee is unenforceable or invalid or that a note guarantee ceases for any reason to be in full force and effect, or any guarantor denies or disaffirms its obligations under its note guarantee; and

  •
  certain events of bankruptcy or insolvency.

        If an event of default, other than events of bankruptcy or insolvency, occurs and is continuing, the maturity date of all of the senior subordinated notes may be accelerated. If a bankruptcy or insolvency occurs, the outstanding senior subordinated notes will automatically become immediately due and payable.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following summary describes the material United States federal income tax consequences of the ownership of common stock by a non-U.S. holder as of the date hereof. This discussion does not address all aspects of United States federal income taxes that may be relevant to a non-U.S. holder of common stock. For example, in the case of a non-U.S. holder that is a partnership, the United States tax consequences of holding and disposing of our common stock may be affected by determinations made at the partner level. This discussion also does not address foreign, state and local tax consequences. Special rules may apply to certain non-U.S. holders, such as insurance companies, tax-exempt organizations, banks, financial institutions, dealers in securities, holders of securities held as part of a "straddle," "hedge" or "conversion transaction," "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code. Such persons should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and these authorities may be repealed, revoked or modified with retroactive effect so as to result in United States federal income tax consequences different from those discussed below.

        Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

        As used in this section, a "U.S. holder" of common stock means a holder that is (1) a citizen or resident of the United States, (2) a corporation or partnership created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless in the case of a partnership, United States Treasury regulations provide otherwise, (3) an estate the income of which is subject to United States federal income taxation regardless of its source and (4) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A "non-U.S. holder" is a holder that is not a U.S. holder.

Dividends

        Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, are not subject to withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid will be required to satisfy applicable certification and other requirements and may be required to obtain a United States taxpayer identification number.

        A non-U.S. holder of common stock eligible for a reduced rate of United States withholding tax may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or the IRS.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder, (2) in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met or (3) we are or have been a "U.S. real property holding corporation" for United States federal income tax purposes.

        A non-U.S. holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

        We believe we are not and do not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder may be subject to back-up withholding unless applicable certification requirements are met.

        Payment of the proceeds of a sale of common stock within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of common stock conducted through certain United States related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

        Our common stock has been listed on The Nasdaq Stock Market's National Market under the symbol "PETC" since it was initially offered to the public on February 22, 2002. Future sales of substantial amounts of our common stock in the public market, or the availability of such shares for sale, including shares issued upon the exercise of outstanding options, could adversely affect the market price of our common stock. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Sale of Restricted Shares

        Based on shares outstanding as of May 12, 2003, and after giving effect to this offering, we will have an aggregate of 59,891,317 shares of common stock outstanding, assuming no exercise of outstanding options to purchase common stock. All of the 12,500,000 shares of common stock to be sold in this offering, the 16,675,000 shares of common stock sold in our initial public offering and the shares sold to date by our stockholders pursuant to Rules 144, 144(k) or 701 under the Securities Act will be freely tradable without restriction in the public market, unless these shares are held by "affiliates," as that term is defined in Rule 144(a) under the Securities Act. For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer.

        The shares of common stock we issued and sold prior to our initial public offering in reliance on exemptions from the registration requirements of the Securities Act, and the shares retained by senior management in connection with our recapitalization transaction in October 2000, are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 thereunder, except for 26,566,953 shares beneficially owned by our executive officers, directors and the selling stockholders, which will be subject to lock-up agreements under which these individuals will agree not to offer or sell any of these shares of common stock for a period of 90 days from the date of this prospectus supplement without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, on behalf of the underwriters. Sales of a substantial number of shares of our common stock following the expiration of the lock-up period could cause our stock price to fall.

Rule 144

        In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 600,000 shares immediately after this offering, or

  •
  the average weekly trading volume of our common stock on The Nasdaq Stock Market's National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

        Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, all "144(k) shares" may be sold without restriction, subject to the provisions of the lock-up agreements described below.

Rule 701

        In general under Rule 701, any employee, director, officer, consultant or advisor who purchased his or her shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering is entitled to resell such shares without having to comply with the holding period requirements or other restrictions contained in Rule 144.

        The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus supplement. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

        After giving effect to this offering, under our amended and restated stockholders agreement, the holders of 25,485,341 shares of common stock, or their transferees, will, subject to certain conditions, have the right to require us to register their shares under the Securities Act, so that those shares may be publicly resold, or to include their shares in any registration statement we file. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. If our existing stockholders sell a large number of shares, the market price of our common stock could decline. Holders of substantially all of the shares with these registration rights will be subject to lock-up periods of 90 days following the date of this prospectus supplement.

Stock Options

        As of May 12, 2003, options to purchase an aggregate of 2,249,186 shares of common stock were outstanding under our stock option and incentive plans, and an aggregate of 883,165 shares of common stock were reserved for future issuance pursuant to such plans. In March 2002, we filed a registration statement on Form S-8 to register all of the shares of common stock which could be purchased upon the exercise of stock options outstanding on that date and all other shares of common stock reserved for future issuance under our stock option and incentive plans. Accordingly, the shares purchased upon exercise of options or other awards granted under our stock option and incentive plans will be immediately available for resale in the public market, subject to Rule 144 limitations applicable to affiliates, vesting restrictions and the expiration of lock-up agreements.

Lock-up Agreements

        We, our executive officers and directors, and the selling stockholders will agree not to sell or otherwise dispose of any shares of our common stock for a period of 90 days after the date of this prospectus supplement. Notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, 144(k) or 701, shares subject to lock-up agreements will not be saleable until such agreements expire or are waived by Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, on behalf of the underwriters.

Rule 10b5-1 Sales Plans

        Each of Brian K. Devine, Bruce C. Hall, James M. Myers, Robert E. Brann, Frederick W. Major, Keith G. Martin, Janet D. Mitchell and William M. Woodard entered into trading plans under

Rule 10b5-1 adopted by the Securities and Exchange Commission. Under each trading plan, an independent broker executes the trades pursuant to selling parameters established by the executive officer when entering into the trading plan, without further direction from the executive officer. The executive officers may amend or terminate the trading plans under certain circumstances and have the right to sell additional shares of common stock outside of the trading plans when they are not in possession of material nonpublic information. The trading plans will expire on September 30, 2003, unless otherwise extended or terminated in accordance with their terms.

        Under the trading plans, the executive officers may sell up to a maximum aggregate amount of 721,000 shares of our common stock during the period beginning on September 1, 2002 and ending on September 30, 2003, without subsequent control over the timing of specific transactions. As of May 12, 2003, an aggregate of 489,002 shares have been sold under the trading plans.

        In accordance with the provisions of the lock-up agreements that will be entered into by the executive officers, no sales will be made under the trading plans until the expiration of the lock-up agreements unless such restrictions are waived by Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, on behalf of the underwriters. Under the terms of the trading plans, the trading plans will be extended for a period of time equal to the time that sales are restricted under the lock-up agreements. Any sales that would have otherwise occurred during the period in which sales could not be made as a result of the lock-up agreements will be made in the extended period, subject to the other terms and conditions of the trading plans.

UNDERWRITERS

        Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as joint book-running managers of the offering and, together with Bear, Stearns & Co. Inc., CIBC World Markets Corp., Citigroup Global Markets Inc., Lehman Brothers Inc. and UBS Warburg LLC are acting as representatives of the underwriters named below. Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to such underwriters, the number of shares indicated below:

Underwriter	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.
Bear, Stearns & Co. Inc.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
UBS Warburg LLC

Total	12,500,000

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares to be sold in the offering subject to our and the selling stockholders' prior sale to the underwriters and their acceptance of such shares. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares described below.

        The underwriters initially propose to offer part of the shares directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $            a share under the initial public offering price. The underwriters may allow, and the dealers may reallow, a discount not in excess of $            per share. After the initial offering of the shares, the offering price and other selling terms may from time-to-time be varied by the representatives.

        Certain of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 1,875,000 additional shares at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering sales of shares in excess of the number listed above, if any, made in connection with the offering of the shares offered by this prospectus supplement. To the extent the option is exercised, each underwriter will, subject to certain conditions, become obligated to purchase approximately the same percentage of the additional shares as the number listed next to that underwriter's name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $         million, and the total underwriters discounts and commissions would be $         million. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

        The following table shows the underwriting discount and commissions to be paid to the underwriters by us and the selling stockholders in connection with this offering. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Paid by PETCO	Paid by Selling Stockholders
	Without Option	Without Option	With Option
Per share	$	$	$
Total	$	$	$

        The expenses of the offering, not including the underwriting discount, are estimated at approximately $1.5 million, which will be paid by PETCO.

        A prospectus supplement and accompanying prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        Our common stock is listed on the Nasdaq National Market under the symbol "PETC."

        We, our executive officers and directors, and the selling stockholders will agree, subject to certain exceptions, that we and they will not, without first obtaining the written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, during the 90-day period after the date of this prospectus supplement:

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock, purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lockup provision will apply to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also will apply to common stock owned now or acquired later, unless acquired on the open market after the completion of this offering, by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In connection with the agreements described above, our executive officers will suspend sales of common stock under their Rule 10b5-1 trading plans during the lockup period.

        In order to facilitate the offering of the shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the shares, the underwriters may bid for, and purchase, shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the shares in this offering, if the syndicate repurchases previously distributed shares to cover syndicate short positions or to stabilize the price of the shares. Any of these activities may stabilize or maintain the market price of the shares above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        Each underwriter represents, warrants and agrees that: (1) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

        No underwriter has offered or sold, or will offer or sell, in Hong Kong, by means of any document, any shares other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the shares in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to shares which are intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal, or holding of securities (whether as principal or as agent).

        This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

        Each underwriter acknowledges and agrees that the shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (2) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer securities in Japan to a list of 49 offerees in accordance with the above provisions.

        From time to time, certain of the underwriters and their affiliates have provided, and continue to provide, investment banking and other services to us for which they receive, and may continue to receive, customary fees and commissions.

        We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Skadden, Arps represented Leonard Green & Partners and its affiliates, Texas Pacific Group and its affiliates, and BD Recapitalization Holdings LLC in connection with the recapitalization of PETCO and continues to represent them in connection with matters unrelated to the offering, including in connection with their investment in PETCO. Skadden, Arps has also represented PETCO in connection with matters unrelated to the offering.

EXPERTS

        The consolidated financial statements of PETCO Animal Supplies as of February 2, 2002 and February 1, 2003, and for each of the years in the three year period ended February 1, 2003 have been included herein in reliance upon the report of KPMG LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the year ended February 1, 2003 refers to a change in accounting for goodwill.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
PETCO Animal Supplies, Inc.:

        We have audited the accompanying consolidated balance sheets of PETCO Animal Supplies, Inc. and subsidiaries as of February 2, 2002 and February 1, 2003, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended February 1, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PETCO Animal Supplies, Inc. and subsidiaries as of February 2, 2002 and February 1, 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and accordingly, changed its method of accounting for goodwill in 2002.

San Diego, California
March 10, 2003

PETCO ANIMAL SUPPLIES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	February 2, 2002	February 1, 2003
ASSETS (note 5)
Current assets:
Cash and cash equivalents	$36,215	$108,937
Receivables	9,694	14,303
Inventories	128,991	138,410
Deferred tax assets (note 11)	26,287	14,492
Other	8,249	7,459

Total current assets	209,436	283,601

Fixed assets (note 7):
Equipment	147,295	173,048
Furniture and fixtures	80,526	92,768
Leasehold improvements	158,731	171,925

	386,552	437,741
Less accumulated depreciation and amortization	(175,420)	(219,299)

	211,132	218,442
Debt issuance costs	6,086	5,724
Goodwill	40,928	40,644
Other assets	5,990	6,444

	$473,572	$554,855

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$52,223	$61,308
Accrued expenses	49,289	65,091
Accrued salaries and employee benefits	32,943	41,740
Current portion of long-term debt (note 5)	2,000	2,000
Current portion of capital lease and other obligations (note 7)	4,552	411

Total current liabilities	141,007	170,550
Long-term debt, excluding current portion (note 5)	192,500	190,500
Senior subordinated notes payable (note 6)	200,000	170,000
Capital lease and other obligations, excluding current portion (note 7)	2,105	2,630
Deferred tax liability (note 11)	6,219	13,268
Deferred rent and other liabilities	18,166	18,990

Total liabilities	559,997	565,938

Preferred stock (note 8):
$.01 par value, 500 and 5,000 shares authorized at February 2, 2002 and February 1, 2003, respectively, 111 and 78 shares issued and outstanding at February 2, 2002
14% Series A senior redeemable preferred stock	130,038	—
12% Series B junior redeemable preferred stock	89,244	—
Stockholders' equity (deficit) (notes 9 and 10):
Common stock, $.001 par value, 250,000 shares authorized at February 1, 2003 and 39,117 and 57,373 shares issued and outstanding at February 2, 2002 and February 1, 2003, respectively	39	57
Additional paid-in capital	(187,380)	65,179
Deferred compensation	(8,439)	—
Accumulated deficit	(108,460)	(76,319)
Accumulated comprehensive loss	(1,467)	—

Total stockholders' deficit	(305,707)	(11,083)

Commitments and contingencies (notes 5, 6, 7 and 14)	$473,572	$554,855

See accompanying notes to consolidated financial statements.

PETCO ANIMAL SUPPLIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ended
	February 3, 2001	February 2, 2002	February 1, 2003
Net sales	$1,151,178	$1,300,949	$1,476,634
Cost of sales and occupancy costs	817,084	909,186	1,016,249

Gross profit	334,094	391,763	460,385
Selling, general and administrative expenses	263,713	304,967	343,752
Management fees and termination costs	1,040	3,120	12,760
Stock-based compensation and other costs	—	14,350	8,388
Litigation settlement	—	—	3,497
Write-off of Canadian investment (note 4)	—	37,035	—
Merger and non-recurring costs (note 3)	55,928	445	—

Operating income	13,413	31,846	91,988
Interest income	(1,551)	(612)	(801)
Interest expense	24,522	41,449	33,467

Earnings (loss) before Internet operations and equity in loss of unconsolidated affiliates, income taxes and extraordinary item	(9,558)	(8,991)	59,322
Internet operations and equity in loss of unconsolidated affiliates (note 4)	(4,543)	(3,083)	—

Earnings (loss) before income taxes and extraordinary item	(14,101)	(12,074)	59,322
Income taxes (benefit) (note 11)	4,974	(2,215)	25,177

Earnings (loss) before extraordinary item	(19,075)	(9,859)	34,145
Extraordinary item—loss on extinguishment of debt (net of income tax benefit of $825, $7,888 and $1,332, respectively) (notes 5 and 6)	(1,264)	(12,942)	(2,004)

Net earnings (loss)	(20,339)	(22,801)	32,141
Increase in carrying amount and premium on redemption of preferred stock	(8,486)	(27,745)	(20,487)

Net earnings (loss) available to common stockholders	$(28,825)	$(50,546)	$11,654

Basic earnings (loss) per common share:
Earnings (loss) before extraordinary item	$(0.05)	$(0.98)	$0.24
Extraordinary loss on early extinguishment of debt	—	(0.34)	(0.03)

Earnings (loss) per common share	$(0.05)	$(1.32)	$0.21

Diluted earnings (loss) per common share:
Earnings (loss) before extraordinary item	$(0.05)	$(0.98)	$0.24
Extraordinary loss on early extinguishment of debt	—	(0.34)	(0.04)

Earnings (loss) per common share	$(0.05)	$(1.32)	$0.20

Shares used for computing basic earnings (loss) per share	632,162	38,429	56,094

Shares used for computing diluted earnings (loss) per share	632,162	38,429	56,906

See accompanying notes to consolidated financial statements.

PETCO ANIMAL SUPPLIES, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

For the years ended February 3, 2001, February 2, 2002 and February 1, 2003

(In thousands)

	Common Stock
							Total Stockholders' Equity/ (Deficit)
			Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Other Comprehensive Loss
	Shares	Amount
Balances at January 29, 2000	928,708	$928	$270,282	$—	$(65,320)	$—	$205,890
Exercise of options	4,690	5	1,096	—	—	—	1,101
Issuance of common stock	31,988	32	15,841	—	—	—	15,873
Repurchase and retirement of common stock	(927,192)	(927)	(462,500)	—	—	—	(463,427)
Note receivable from officer for exercise of options	—	—	(85)	—	—	—	(85)
Issuance of common stock warrants	—	—	1,066	—	—	—	1,066
Accretion of redeemable preferred stock	—	—	(8,486)	—	—	—	(8,486)
Net loss	—	—	—	—	(20,339)	—	(20,339)

Balances at February 3, 2001	38,194	$38	$(182,786)	$—	$(85,659)	$—	$(268,407)
Exercise of options	923	1	123	—	—	—	124
Amortization of deferred compensation (net)	—	—	23,934	(9,288)	—	—	14,646
Amortization of deferred compensation	—	—	—	849	—	—	849
Notes receivable from stockholders for exercise of options	—	—	(906)	—	—	—	(906)
Accretion of redeemable preferred stock	—	—	(27,745)	—	—	—	(27,745)
Unrealized loss on hedge	—	—	—	—	—	(1,467)	(1,467)
Net loss	—	—	—	—	(22,801)	—	(22,801)

Balances at February 2, 2002	39,117	$39	$(187,380)	$(8,439)	$(108,460)	$(1,467)	$(305,707)
Exercise of options	639	1	651	—	—	—	652
Issuance of common stock	15,500	15	272,496	—	—	—	272,511
Exercise of warrants	2,132	2	(2)	—	—	—	—
Retirement of stock	(15)	—	(19)	—	—	—	(19)
Amortization of deferred compensation (net)	—	—	(290)	8,439	—	—	8,149
Payments on notes receivable from stockholders for exercise of options	—	—	210	—	—	—	210
Accretion and premium on redemption of redeemable preferred stock	—	—	(20,487)	—	—	—	(20,487)
Unrealized gain on hedge	—	—	—	—	—	1,467	1,467
Net earnings	—	—	—	—	32,141	—	32,141

Balances at February 1, 2003	57,373	$57	$65,179	$—	$(76,319)	$—	$(11,083)

See accompanying notes to consolidated financial statements.

PETCO ANIMAL SUPPLIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended
	February 3, 2001	February 2, 2002	February 1, 2003
Cash flows from operating activities:
Net earnings (loss)	$(20,339)	$(22,801)	$32,141
Depreciation and amortization	48,100	51,694	51,939
Provision for deferred and other taxes	658	(10,982)	18,342
Internet operations and equity in loss of unconsolidated affiliates	4,543	3,083	—
Stock-based compensation	—	17,351	8,651
Non-cash write-off of investment in affiliate	10,206	26,093	—
Non-cash write-off of debt issuance costs	2,089	12,430	186
Changes in assets and liabilities, net of effects of purchase acquisitions:
Receivables	(1,391)	(1,383)	(4,609)
Inventories	(2,813)	(6,787)	(9,419)
Other assets	(1,229)	(843)	699
Accounts payable	(3,622)	6,712	9,085
Accrued expenses	16,084	(2,243)	17,642
Accrued salaries and employee benefits	5,214	9,430	8,797
Deferred rent and other liabilities	(1,596)	(1,995)	72

Net cash provided by operating activities	55,904	79,759	133,526

Cash flows from investing activities:
Additions to fixed assets	(46,521)	(56,235)	(56,209)
Investment in affiliate	(9,510)	(9,728)	—
Net cash invested in acquisitions of businesses	(16,407)	—	—
Net (loans) repayments to/from employees	—	(906)	210
Repayment of loan to affiliate	—	6,545	—
Change in other assets	(197)	—	—

Net cash used in investing activities	(72,635)	(60,324)	(55,999)

Cash flows from financing activities:
Borrowings under long-term debt agreements	397,521	215,650	—
Repayment of long-term debt agreements	(117,175)	(210,150)	(32,000)
Debt issuance costs	(11,254)	(1,210)	(1,465)
Repayment of capital lease and other obligations	(7,955)	(5,678)	(4,715)
Repurchase of common stock	(463,427)	—	—
Net proceeds from the issuance of common stock	16,889	124	273,144
Net proceeds from the issuance of Series A redeemable preferred Stock	107,376	—	—
Net proceeds from the issuance of Series B redeemable preferred Stock	75,675	—	—
Repayment of Series A redeemable preferred Stock	—	—	(142,231)
Repayment of Series B redeemable preferred Stock	—	—	(97,538)
Proceeds from the issuance of common stock warrants	1,066	—	—

Net cash used in financing activities	(1,284)	(1,264)	(4,805)

Net increase/(decrease) in cash and cash equivalents	(18,015)	18,171	72,722
Cash and cash equivalents at beginning of year	36,059	18,044	36,215

Cash and cash equivalents at end of year	$18,044	$36,215	$108,937

Supplemental cash flow disclosures:
Interest paid on debt	$13,734	$42,989	$32,884
Income taxes paid	$6,052	$2,673	$1,390
Supplemental disclosure of non-cash financing activities:
Additions to capital leases	$—	$—	$1,101

See accompanying notes to consolidated financial statements.

PETCO ANIMAL SUPPLIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended February 3, 2001, February 2, 2002 and February 1, 2003

(In thousands, except per share data or as otherwise noted)

1. Summary of Significant Accounting Policies

(a)
Description of Business:

        PETCO Animal Supplies, Inc. (the "Company" or "PETCO") a Delaware corporation, is a national specialty retailer of premium pet food, supplies and services with stores in 43 states and the District of Columbia.

(b)
Basis of Presentation:

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)
Common Stock Split:

        Following the recapitalization transaction described in Note 2, the Company effected a 22-for-1 split of its common stock. Historical share information prior to the recapitalization transaction has been retroactively restated to reflect the stock split for all periods presented.

        Additionally, prior to the completion of the Company's initial public offering on February 27, 2002, the Company effected a 2-for-1 stock split of its common stock. All share information in the consolidated financial statements has been retroactively restated to reflect the stock split for all periods presented.

(d)
Fiscal Year:

        The Company's fiscal year ends on the Saturday closest to January 31, resulting in years of either 52 or 53 weeks. The fiscal year ended February 3, 2001 consisted of 53 weeks. All other fiscal years presented herein consisted of 52 weeks. All references to a fiscal year refer to the fiscal year ending on the Saturday closest to January 31 of the following year.

(e)
Cash Equivalents:

        The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

(f)
Inventories:

        Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

(g)
Pre-opening Costs:

        Costs incurred in connection with opening new stores are expensed as incurred.

(h)
Fixed Assets:

        Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to ten years. Equipment under capital leases is stated at the present value of minimum lease payments at the inception of the lease. Amortization is computed using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets, generally five to fifteen years.

(i)
Goodwill and Long-Lived Assets:

        In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, which supersede Accounting Principles Board Opinion 17, Intangible Assets. SFAS No. 141 requires that all business combinations be accounted for under the purchase method. The statement further requires separate recognition of intangible assets that meet one of two criteria set forth in the statement. This statement applies to all business combinations initiated after June 30, 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are tested at least annually for impairment. Separable intangible assets with defined lives will continue to be amortized over their useful lives. The provisions of SFAS No. 142 apply to goodwill and intangible assets acquired before and after the statement's effective date. SFAS No. 142 required the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company completed its assessment based on an analysis of estimated fair value using a discounted cash flow method with an interest rate based on an analysis of industry surveys, and recorded $284 of transitional goodwill impairment in fiscal 2002. The impact of this change in accounting principle is not material to the consolidated financial statements and, accordingly, the effect of this change is included in selling, general and administrative expenses in the accompanying consolidated statements of operations. At least annually, we will perform an impairment analysis and will record an impairment charge for any store with allocated goodwill in excess of its fair value. Non-compete agreements, which comprise all of the Company's intangible assets with defined lives, had a carrying value of $517 and $273 and accumulated amortization of $1,513 and $1,757 at February 2, 2002 and February 1, 2003, respectively.

        The effect of adoption of SFAS No. 142 on the reported net earnings (loss) for the periods presented is as follows:

	Years Ended
	February 3, 2001	February 2, 2002	February 1, 2003
Net earnings (loss) available to common stockholders as reported	$(28,825)	$(50,546)	$11,654
Add back goodwill impairment, net of tax	—	—	173
Add back amortization of goodwill, net of tax	2,766	3,045	—

Net earnings (loss) available to common stockholders as adjusted	$(26,059)	$(47,501)	$11,827

Basic net earnings loss) per common share:
Net earnings (loss) as reported	$(0.05)	$(1.32)	$0.21
Add back amortization and impairment of goodwill	0.01	0.08	—

Net earnings (loss) as adjusted	$(0.04)	$(1.24)	$0.21

Diluted net earnings (loss) per common share:
Net earnings (loss) as reported	$(0.05)	$(1.32)	$0.20
Add back amortization and impairment of goodwill	0.01	0.08	0.01

Net earnings (loss) as adjusted	$(0.04)	$(1.24)	$0.21

	Years Ended
	February 3, 2001	February 2, 2002	February 1, 2003
Before extraordinary item:
Net earnings (loss) available to common stockholders as reported	$(27,561)	$(37,604)	$13,658
Add back goodwill impairment, net of tax	—	—	173
Add back amortization of goodwill, net of tax	2,766	3,045	—

Net earnings (loss) available to common stockholders as adjusted	$(24,795)	$(34,559)	$13,831

Basic net earnings (loss) per common share:
Net earnings (loss) as reported	$(0.05)	$(0.98)	$0.24
Add back amortization and impairment of goodwill	0.01	0.08	0.01

Net earnings (loss) as adjusted	$(0.04)	$(0.90)	$0.25

Diluted net earnings (loss) per common share:
Net earnings (loss) as reported	$(0.05)	$(0.98)	$0.24
Add back amortization and impairment of goodwill	0.01	0.08	—

Net earnings (loss) as adjusted	$(0.04)	$(0.90)	$0.24

        In addition, the Company periodically assesses long-lived assets for impairment under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, based on expectations of future undiscounted cash flows from the related operations, and when circumstances dictate, adjusts the asset to the extent carrying value exceeds the fair value of the asset. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of long-lived assets. Assessments of long-lived assets resulted in write-downs of fixed assets of $2,457, $858 and $150 during fiscal 2000, 2001 and 2002, respectively. These write-downs relate to store furnishings, equipment and leasehold improvements for planned store closures and are recorded in cost of sales and occupancy costs in the accompanying statements of operations.

(j)
Other Assets:

        The Company had a secured loan to another limited partner in a limited partnership which operated retail pet food and supply stores in Canada. The interest rate on the loan was 7.5% and the loan was repaid in full on January 28, 2002.

        The remainder of other assets consists primarily of lease deposits, non-compete agreements and prepaid expenses. Non-compete agreements are amortized using the straight-line method over the periods of the agreements, generally five to seven years. Accumulated amortization for intangible other assets at February 2, 2002 and February 1, 2003 was $1,513 and $1,757, respectively.

(k)
Debt Issuance Costs:

        Debt issuance costs are amortized to interest expense using the effective interest method over the life of the related debt. Accumulated amortization for debt issuance costs at February 2, 2002 and February 1, 2003 was $1,549 and $2,958, respectively.

(l)
Store Closing Costs:

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires that, subsequent to December 31, 2002, all costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. Management continually reviews the ability of stores to provide positive contributions to the Company's results. Prior to December 31, 2002, the Company charged costs associated with store closures to operations upon commitment to close a store within 12 months of the date of commitment. Store closing costs consist of lease obligations, property taxes and common area maintenance costs, net against contractual sub-lease income and are recorded in cost of sales and occupancy costs in the accompanying statements of operations. For fiscal 2000, 2001 and 2002 store closing costs charged to operations were $90, $260 and $2,109, respectively. Total accrued store closing costs were $2,539 and $2,702 as of February 2, 2002 and February 1, 2003, respectively, and are included in accrued expenses and deferred rent and other liabilities.

(m)
Income Taxes:

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

        Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

(n)
Fair Value of Financial Instruments:

        Because of their short maturities, the carrying amounts for cash and cash equivalents, receivables, accounts payable, accrued expenses, accrued interest and accrued salaries and employee benefits approximate fair value. The carrying amounts for long-term debt and other obligations approximate fair value as the interest rates and terms are substantially similar to those that could be obtained currently for similar instruments.

(o)
Stock-Based Compensation:

        The Company accounts for stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations which recognizes compensation expense on the grant date if the current market price of the stock exceeds the exercise price.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, the Statement amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We will adopt the interim disclosure provisions of SFAS No. 148 in the first quarter of fiscal 2003.

        Had compensation costs for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net earnings (loss) would have been as reflected in the following table. The weighted average fair value of the options granted during fiscal 2000, 2001 and 2002 was estimated as $0.13, $0.56 and $8.76, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividend yield, volatility of 49.5%, 57.5% and 44.3% for fiscal 2000, 2001 and 2002, respectively, risk-free interest rate of 5.8% and 3.7% for fiscal 2000 and 2001, respectively, and rates ranging from 2.6% to 4.3% for fiscal 2002, and an expected life of five years for fiscal 2000, three years for fiscal 2001, and five years for fiscal 2002.

	Years Ended
	February 3, 2001	February 2, 2002	February 1, 2003
Net earnings (loss) available to common stockholders	$(28,825)	$(50,546)	$11,654
Stock-based compensation recorded using the intrinsic value method, net of tax	—	10,584	5,277

Net earnings (loss) before stock based compensation	(28,825)	(39,962)	16,931
Stock based compensation using the fair value method, net of tax	5	2,045	5,509

Pro-forma net earnings (loss) available to common stockholders	(28,830)	(42,007)	11,422

Pro-forma basic earnings (loss) per common share	(0.05)	(1.09)	0.20
Pro-forma diluted earnings (loss) per common share	(0.05)	(1.09)	0.20

        In connection with fixed plan stock option awards granted to employees in fiscal 2001, the Company recorded deferred compensation of $9,288 equal to the aggregate differences between the exercise prices of the options granted and the deemed fair value for accounting purposes. Deferred compensation was amortized over the vesting periods of the options, generally five years. During fiscal 2001 and fiscal 2002, the Company recorded amortization in the amount of $849 and $8,439 respectively. For certain fixed plan options, the Company recorded stock-based compensation of $16,502 based on changes in the deemed fair value of the common stock.

        Total stock-based compensation for fiscal 2001 was $17,351 and is recorded in cost of sales and occupancy costs and stock-based compensation and other costs in the amounts of $3,001 and $14,350, respectively, in the accompanying consolidated statements of operations.

        Total stock-based compensation for fiscal 2002 was $8,651 and is recorded in cost of sales and occupancy costs and stock-based compensation and other costs in the amounts of $1,460 and $7,191, respectively, in the accompanying consolidated statements of operations.

        See Note 10 for a summary of stock options outstanding.

(p)
Comprehensive Income:

        SFAS No. 130, Reporting Comprehensive Income, requires that certain items of comprehensive income other than net earnings or loss be reported in the financial statements. During fiscal 2001, the Company recorded $1,467, net of tax benefit of $868, to other comprehensive loss related to the decline in fair value of the Company's interest rate hedge. During fiscal 2002, the Company recorded $1,467, net of tax expense of $868, to other comprehensive income related to the increase in fair value of the Company's interest rate hedge which expired in December 2002.

(q)
Revenue Recognition:

        Revenue from sales of the Company's products is recognized at the point of sale for retail stores and, for merchandise shipped to customers, revenue is recognized and title and risk of loss pass at the time of shipment.

(r)
Segment Reporting:

        SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires annual and interim reporting for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and about which separate financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. All of the Company's stores are aggregated into one reportable segment given the similarities of economic characteristics between the operations represented by the stores and the common nature of the products, customers and methods of distribution.

(s)
Reclassifications:

        Certain previously reported amounts have been reclassified to conform with the current period presentation.

(t)
Derivative Instruments and Hedging Activities:

        In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet, and measure those instruments at fair value. Accounting for changes in the fair value of a derivative depends on the intended use and resulting designation of the derivative. For derivatives designated as hedges, changes in the fair value are either offset against the change in fair value of the assets or liabilities through earnings or recognized in other comprehensive income in the balance sheet. In December 2000, the Company entered into a $75.0 million interest rate collar agreement, or hedge, to limit its exposure to the interest rate risk associated with variable rate debt. During the fiscal year ended February 2, 2002, the Company recorded $1,467, net of tax benefit of $868, to other comprehensive loss in the balance sheet related to the decline in fair value of the derivative. During the fiscal year ended February 1, 2003, the Company recorded $1,467, net of tax expense of $868, to other comprehensive income in the balance sheet related to the increase in fair value of the derivative. The hedge terminated during the fiscal year ended February 1, 2003.

(u)
Net Earnings (Loss) per Share:

        Basic net earnings (loss) per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per common share incorporates the incremental shares issuable upon the assumed exercise of potentially issuable common stock.

        Net earnings (loss) and weighted average common shares used to compute net earnings (loss) per common share, basic and diluted, are presented below:

	Years Ended
	February 3, 2001	February 2, 2002	February 1, 2003
Net earnings (loss) available to common stockholders	$(28,825)	$(50,546)	$11,654

Common shares, basic	632,162	38,429	56,094
Dilutive effect of stock options and warrants	—	—	812

Common shares, diluted	632,162	38,429	56,906

        Warrants to purchase 2,132 shares of common stock were outstanding at February 3, 2001 and February 2, 2002, but were not included in the computation of diluted earnings (loss) per common share because the conversion would have an antidilutive effect on diluted earnings (loss) per common share. Options to purchase common shares that were outstanding but not included in the computation of diluted earnings (loss) per common share because the conversion would have an antidilutive effect were 1,452 and 1,355 for the fiscal years ended 2000 and 2001, respectively.

2. Recapitalization

        During fiscal 2000, the Company entered into a merger and recapitalization agreement with BD Recapitalization Corp. ("BD"), an entity formed for that purpose by the sponsors of the merger and recapitalization transaction, Leonard Green & Partners, L.P. and Texas Pacific Group. In the merger, each issued and outstanding share of the Company's common stock was cancelled and converted automatically into the right to receive $0.50 per share in cash, with the exception of 5,911 shares retained by members of the Company's management. In October 2000, following approval of the transaction by the stockholders of the Company, BD completed the merger and recapitalization of the Company by investing $190.0 million in common and preferred stock, arranging financing in the form of a new credit facility and senior subordinated notes, retiring debt under the existing credit facility and repurchasing each share of outstanding common stock, other than the 5,911 shares held by management, for an aggregate of $463,427. Net proceeds from the issuance of new shares of common stock in the merger and recapitalization was $15,873. Following the merger and recapitalization the Company effected a 22-for-1 split of its common stock. This merger was accounted for as a recapitalization and as such, a step-up of assets to fair market value was not required.

        During fiscal 2000, transaction costs of $19,771 were incurred and expensed related to the recapitalization. Additionally, financing costs of $11,254 have been deferred and are being amortized over the lives of the new debt facilities. Amortization of deferred financing costs for fiscal 2000, 2001 and 2002 was $1,301, $2,245 and $1,413, respectively.

3. Business Combinations

        During fiscal 2000, the Company completed one acquisition of a retailer of pet food and supplies in a transaction accounted for as a purchase. The aggregate fair value of assets acquired and the net cash invested in the business was $12,575. The excess of the aggregate cost over the fair value of net assets acquired was $10,926, which was recorded as goodwill. A summary of the assets acquired and liabilities assumed in the acquisition follows:

Fair Value
(in thousands)
Inventory	$1,925
Fixed assets	775
Goodwill	10,926
Other liabilities	(1,051)

Purchase price	$12,575

        Additionally, during fiscal 2000, the Company completed the acquisition of certain operating assets of Petopia.com, an e-commerce destination for pet food and supplies in a transaction accounted for as a purchase. The aggregate fair value of assets acquired was $3,825. The excess of the aggregate cost over the fair value of net assets acquired was $3,126, which was recorded as goodwill. A summary of the assets acquired and liabilities assumed in the acquisition follows:

Fair Value
(in thousands)
Inventory	$120
Fixed assets	1,199
Other assets	210
Goodwill	3,126
Other liabilities	(830)

Purchase price	$3,825

        The consolidated financial statements include the operating results from the closing date for each respective purchase acquisition. The purchase acquisitions during fiscal year 2000 did not materially affect results of operations and accordingly, pro-forma results are not presented.

        In fiscal 2000, merger and non-recurring costs of $55,928 were recorded. These costs consisted of $19,771 of transaction costs related to the recapitalization, compensation expense of $22,254 related to the repurchase of outstanding options for common stock in the recapitalization of the Company, the write-off of $10,206 with respect to an investment in an affiliate and $3,697 in expenses related to the settlement of existing shareholder lawsuits and shareholder lawsuits related to the recapitalization of the Company.

        In fiscal 2001, merger and non-recurring costs of $445 were recorded, consisting of legal costs related to the recapitalization and costs incurred in closing Petopia.com's facilities.

4. Investment in Affiliates

        During fiscal 1999, the Company acquired an equity interest in Petopia.com, an e-commerce destination for the sale of pet food and supplies. The Company accounted for its investment in Petopia.com using the equity method and recorded its proportionate share of earnings or loss. The Company recognized $11,498 in equity in loss of unconsolidated affiliates for fiscal 2000. The Company also provided certain marketing and fulfillment services to Petopia.com according to the terms of a strategic alliance agreement, under which the Company earned revenue and additional equity and incurred expenses. The net revenue from these activities is included in Internet operations and equity in loss of unconsolidated affiliates in fiscal year 2000 in the amount of $10,208. The Company wrote off its investment in Petopia.com of $10,206 in fiscal 2000, reflected in merger and non-recurring costs, due to Petopia.com's pending liquidation and wrote off $1,321 in receivables due from Petopia.com, reflected in Internet operations and equity in loss of unconsolidated affiliates. Subsequently, the Company acquired certain operating assets of that entity and recorded $1,455 in transition costs in Internet operations and equity in loss of unconsolidated affiliates, in relocating Petopia.com's operating assets to the Company's national support center (see Note 3).

        The Company had a 72% limited partnership interest in Canadian Petcetera Limited Partnership (the "Partnership"), a limited partnership which operated retail pet food and supply stores in Canada. On January 28, 2002, the Company terminated its relationship with the Partnership and entered into a settlement agreement in connection with the resolution of a dispute with the other partners in the Partnership. In connection with the settlement agreement, the Company transferred all of its limited partnership interest in the Partnership to an affiliate of the general partner and paid a settlement fee of $10.3 million. In conjunction with the termination of its relationship with the Partnership, the Company recorded a write-off of $26.7 million in fiscal year 2001, consisting of $26.1 million carrying value of its investment in the Partnership and $0.6 million of related assets, and incurred settlement costs of approximately $10.3 million. The Company accounted for its investment in the Partnership using the equity method as it did not exercise control over the Partnership and recorded its proportionate share of earnings or loss according to the partnership agreement. The Company recorded losses of $477 and $3,083 in fiscal 2000 and 2001, respectively, for its share of the Partnership's losses, which are included in Internet operations and equity in loss of unconsolidated affiliates in the accompanying consolidated statements of operations.

5. Long-Term Debt

        At January 29, 2000, the Company had a credit facility with a syndicate of banks with a commitment of up to $150.0 million consisting of $100.0 million in term loans and $50.0 million in revolving loans. This credit facility was retired during fiscal 2000 in connection with the merger and recapitalization and related unamortized debt issuance costs were written off resulting in an extraordinary expense of $1,264 (net of income tax benefit of $825).

        In October 2000, in connection with the merger and recapitalization, the Company obtained credit facilities consisting of $270 million in term loans and an $80 million revolving credit facility.

        In October 2001, the Company amended its senior credit facility to reduce the revolving credit facility to $75 million and to restructure the term loans into a single $195 million term loan that expires between October 2, 2006 and October 2, 2008.

        In fiscal 2001, the Company recorded an extraordinary loss on early extinguishment of debt totaling $805 consisting of the write-off of $1,295 of unamortized debt discount, net of a tax benefit of $490. The Company recorded an additional extraordinary loss on early extinguishment of debt related to the redemption of Senior Subordinated Notes as discussed in Note 6.

        In August 2002, the Company refinanced its term loan facility so that the senior credit facility now consists of a $75 million revolving credit facility and a $193.5 million term loan facility for a total commitment of $268.5 million. Borrowings under the senior credit facility are secured by substantially all of the Company's assets and currently bear interest, at the Company's option, at the agent bank's base rate plus a margin of up to 2.25%, or LIBOR plus a margin of up to 3.25%, based on the leverage ratio at the time in the case of the revolving credit facility and a fixed margin of 3.00% in the case of the term loan facility. The effective interest rate of these borrowings at February 1, 2003 was 4.4%. The credit agreement contains certain affirmative and negative covenants related to indebtedness, interest and fixed charges coverage and consolidated net worth. At February 1, 2003, the Company was in full compliance with all these covenants, the outstanding balance of the Company's term loan facility was $192.5 million, and there were no borrowings on the Company's revolving credit facility, which has $62.2 million of available credit.

        Long-term debt consists of:

	February 2, 2002	February 1, 2003
Revolving loans	$—	$—
Term loans	194,500	192,500

	194,500	192,500
Less current portion	2,000	2,000

	$192,500	$190,500

        Annual maturities of long-term debt for the next five fiscal years are $2,000, $2,000, $2,000, $25,000 and $94,000, and are $67,500 thereafter.

        At February 1, 2003, the Company had outstanding $12.8 million in letters of credit used for general business purposes.

6. Senior Subordinated Notes

        At February 3, 2001, the Company had $120 million Senior Subordinated Notes maturing on October 1, 2010. Interest on the Senior Subordinated Notes accrued at a rate of 13% per annum. In connection with the issuance of the Senior Subordinated Notes, the purchaser received Series A and Series B redeemable preferred stock, with a fair value of $9,421 and warrants for the purchase of

2,132 shares of common stock of the Company, at an exercise price of $0.001 per share, with a fair value of $1,066. The fair value of the preferred stock and warrants was reflected as a discount to the Senior Subordinated Notes and was being amortized to interest expense over ten years. The warrants were exercised in connection with our initial public offering.

        In October 2001, these Notes were redeemed in full and the Company recorded an extraordinary loss on early extinguishment of debt totaling $12,137 consisting of an $8,400 prepayment penalty, the write-off of $1,677 in unamortized debt discount, and the write-off of $9,458 in unamortized debt issuance costs, net of a tax benefit of $7,398.

        In October 2001, the Company issued $200 million Senior Subordinated Notes maturing on November 1, 2011. Interest on the Senior Subordinated Notes accrues at a rate of 10.75% per annum and is payable semi-annually. The Company may redeem the Senior Subordinated Notes at its option at any time after November 1, 2006, in whole or in part, based upon an agreed upon schedule of redemption prices. At any time before November 1, 2004, the Senior Subordinated Notes may be redeemed from the proceeds of a qualifying public offering of common stock of the Company at a redemption price of 110.75% of the principal amount of the Senior Subordinated Notes redeemed, plus accrued interest, so long as there remains at least 65% of the original aggregate principal amount of the Senior Subordinated Notes after giving effect to such redemption.

        In February 2002, the Company repurchased $30.0 million in aggregate principal amount of its 10.75% senior subordinated notes and the Company recorded an extraordinary loss on early extinguishment of debt totaling $2,004, consisting of a $3,150 prepayment premium and the write-off of $186 in unamortized debt discount, net of a tax benefit of $1,332.

7. Lease Commitments and Other Obligations

        The Company finances certain fixed assets under capital leases. There were approximately $20,253 and $1,101 in fixed assets financed through capital leases at February 2, 2002 and February 1, 2003, respectively. Accumulated amortization related to these financed assets were approximately $13,083 and $87 at February 2, 2002 and February 1, 2003, respectively.

        The Company leases warehouse and store facilities and equipment under operating leases. These operating leases generally have terms from three to ten years. Certain store leases include additional contingent rental payments ranging from 2% to 6% of store revenues above defined levels. Contingent rentals during fiscal 2000, 2001 and 2002 were $77, $86 and $143, respectively.

        At February 1, 2003, the present value of future minimum lease payments under noncancelable operating leases and capital leases and other obligations were as follows:

Years	Capital Leases and Other Obligations	Operating Leases
2003	$450	$141,470
2004	522	132,577
2005	374	120,650
2006	1,757	109,516
2007	—	98,674
Thereafter	—	474,080

Total minimum payments	$3,103	$1,076,967

Less amount representing interest	62

Present value of net minimum capital lease and other obligation payments	3,041
Less current portion of capital lease and other obligations	411

Capital lease and other obligations	$2,630

        Rent expense under operating leases for fiscal 2000, 2001 and 2002 was approximately $103,637, $115,906 and $129,804, respectively.

8. Preferred Stock

        The authorized number of shares of preferred stock at February 1, 2003 was 5,000 with a par value of $.01 per share. During fiscal 2000, the Board of Directors authorized the issuance of two series of redeemable preferred stock. In October 2000, the Company issued 111 shares of its Series A senior redeemable exchangeable cumulative preferred stock ("Series A Preferred") and also issued 78 shares of its Series B junior redeemable cumulative preferred stock ("Series B Preferred").

        The Company redeemed, in full, all of the outstanding shares of Series A Preferred and Series B Preferred as a result of the initial public offering discussed in Note 9. The liquidation preferences at redemption, including accumulated dividends and redemption premium of 6%, were $226.2 million and $13.6 million, respectively.

        The Series A Preferred had a liquidation preference of $1,000 per share plus accrued and unpaid dividends. Dividends were 14% per year, payable quarterly whether or not declared by the Company's Board of Directors, and if not paid in cash, would accumulate as additional liquidation preference. Dividends accrued on such additional liquidation preference. The Series A Preferred ranked senior to all other classes of the Company's capital stock. The Company was required to redeem the shares of Series A Preferred in whole after 12 years at the liquidation preference, together with accumulated but unpaid dividends. The terms of the Series A Preferred allowed the Company to redeem shares of Series A Preferred before the mandatory redemption date at specified redemption prices and also allowed the Company to exchange shares of the Series A Preferred for debt securities under some circumstances. The holders of the Series A Preferred generally had no voting rights, except in limited circumstances.

        The Series B Preferred had a liquidation preference of $1,000 per share plus accrued and unpaid dividends. Dividends were 12% per year, payable quarterly whether or not declared by the Company's Board of Directors, and if not paid in cash, would accumulate as additional liquidation preference. Dividends accrued on such additional liquidation preference. The Series B Preferred ranked senior to all classes of the Company's common stock and ranked junior to the Series A Preferred. The Company was required to redeem the shares of Series B Preferred in whole after 12 years at the liquidation preference, together with accumulated but unpaid dividends. The terms of the Series B Preferred allowed the Company to redeem shares of the Series B Preferred before the mandatory redemption date at specified redemption prices. The holders of the Series B Preferred generally had no voting rights, except in limited circumstances.

9. Initial Public Offering

        On February 27, 2002, the Company completed an initial public offering of 14,500,000 shares of common stock for net proceeds of approximately $254.8 million, after deducting the underwriting discount and estimated offering expenses. On March 14, 2002, the Company received additional net proceeds of approximately $17.7 million from the sale of 1,000,000 additional shares of common stock pursuant to the exercise of the underwriters' over-allotment option. The Company used approximately $239.8 million of the net proceeds of its initial public offering to redeem in full all of the Company's then outstanding shares of series A and series B preferred stock. In connection with the initial public offering the Company also amended and restated its stockholders agreement and its securityholders agreement, terminated its management services agreement and used approximately $32.7 million of the net proceeds of the initial public offering, plus approximately $1.8 million in cash on-hand, to repurchase $30.0 million in aggregate principal amount of its 10.75% senior subordinated notes due 2011 at 110.5% of their face amount, plus accrued and unpaid interest through the repurchase date.

        Concurrent with the initial public offering, warrants to purchase 2,132 shares of common stock were exercised, all outstanding options prior to the initial public offering became fully vested and the Company issued options to purchase 573 shares of common stock.

        In connection with the initial public offering, the Company also effected a 2-for-1 stock split of its common stock. All references in the consolidated financial statements to the number of shares outstanding, price per share and per share amounts have been retroactively restated to reflect the stock split for all periods presented.

10. Equity

(a)
Common Stock:

        The authorized number of shares at January 29, 2000 was 100,000 with a par value of $0.0001. During fiscal 2000, a merger and recapitalization of the Company was completed, in which the authorized number of shares was established as 50,000 with a par value of $0.001 (Note 2). On February 21, 2002, the authorized number of shares was increased to 75,000, and on February 27, 2002, the authorized number of shares was increased to 250,000.

(b)
Stock Options:

        In February 1994, the Company's stockholders approved the 1994 Stock Option Plan ("1994 Company Plan") which provides for the granting of stock options, stock appreciation rights or restricted stock with respect to shares of common stock to executives and other key employees. Stock options may be granted in the form of incentive stock options or non-statutory stock options and are exercisable for up to ten years following the date of grant. Stock option exercise prices must be equal to or greater than the fair market value of the common stock on the grant date. In June 1996, the Company's stockholders approved an amendment to the 1994 Company Plan to increase the number of shares available for issuance under the plan for each of the next five fiscal years by 3.0% of the number of shares of common stock issued and outstanding as of the end of the immediately preceding fiscal year. During fiscal 2000, as part of the merger and recapitalization transaction, with the exception of 1,727 options, all options previously issued under the plan were cancelled and options with exercise prices of less than $0.50 were cancelled, and the option holders received cash in an amount equal to $0.50 minus the applicable exercise price multiplied by the number of shares underlying the options.

        In February 1994, the Company's stockholders approved the Directors 1994 Stock Option Plan ("Directors Plan") which provides for the granting of common stock options to directors. Stock option exercise prices must be equal to the fair market value of the common stock on the grant date. In June 1995, the Company's stockholders approved an amendment to the Directors Plan to increase the number of shares available for issuance under the plan for each of the next five fiscal years by 0.1% of the number of shares of common stock issued and outstanding as of the end of the immediately preceding fiscal year. During fiscal 2000, as part of the merger and recapitalization transaction, all options previously issued under the plan were cancelled and options with exercise prices of less than $0.50 were cancelled, and the option holders received cash in an amount equal to $0.50 minus the applicable exercise price multiplied by the number of shares underlying the options. At February 3, 2001, there were no options outstanding under the plan and no further grants will be made.

        In 1996, the Company assumed an employee stock option plan ("1993 Company Plan") from Pet Food Warehouse which provided for the granting of incentive and nonqualified stock options with exercise prices equal to their fair market values on their grant dates that become exercisable over various periods and expire five or six years after the date of grant. The common shares and exercise prices under this plan were adjusted based on the common share conversion rate per the merger agreement with Pet Food Warehouse. During fiscal 2000, as part of the merger and recapitalization transaction, all options previously issued under the plan were cancelled and options with exercise prices of less than $0.50 were cancelled, and the option holders received cash in an amount equal to $0.50 minus the applicable exercise price multiplied by the number of shares underlying the options. At February 3, 2001, there were no options outstanding under the plan and no further grants will be made.

        In 1997, the Company assumed an employee stock option plan ("1989 Company Plan") from PetCare which provided for the granting of incentive and non-qualified stock options with exercise prices equal to their fair market values on their grant dates that became exercisable over various periods and expire up to ten years after the date of grant. The common shares and exercise prices under this plan were adjusted in accordance with the terms of the merger agreement with PetCare. During fiscal 2000, as part of the merger and recapitalization transaction, all options previously issued under the plan were cancelled and options with exercise prices of less than $0.50 were cancelled, and the option holders received cash in an amount equal to $0.50 minus the applicable exercise price multiplied by the number of shares underlying the options. At February 3, 2001, there were no options outstanding under the plan and no further grants will be made.

        Compensation expense of $22,254 related to the cancellation of outstanding options for common stock in the recapitalization is reflected in merger and non-recurring costs in fiscal 2000. Information regarding the stock option plans prior to the merger and recapitalization follows:

	All Company Plans
	Shares	Option Price Per Share	Weighted Average Exercise Price
Outstanding at January 29, 2000	111,295	$0.11-$0.72	$0.36
Fiscal 2000 activity prior to merger and recapitalization:
Granted	34,671	$0.22-$0.28	$0.28
Exercised	(4,384)	$0.17-$0.42	$0.25
Cancelled	(139,855)	$0.11-$0.72	$0.29

Outstanding prior to merger and recapitalization	1,727	$0.17-$0.28	$0.22

        In fiscal 2000, in connection with the merger and recapitalization of the company, the 1994 Company Plan was amended and restated to modify the total number of shares available for issuance under the plan to 2,339. Under the terms of the recapitalization, the 1,727 options which were not cancelled were converted into 1,215 options, and the exercise prices were adjusted, to preserve the economic value of the options for the holders.

        In February 2002, the Company's board of directors and stockholders adopted the 2002 Incentive Award Plan (the "Incentive Plan"), which provides for the granting of stock-based compensation awards, including stock options, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock-related benefits, to officers, employees, consultants and directors. Generally, the aggregate share limit under the Incentive Plan is equal to the sum of (1) 1,115,006 shares of common stock, plus (2) on March 1 of each year during the term of the Incentive Plan commencing on March 1, 2003, a number of shares of common stock equal to 2.0% of the total number of issued and outstanding shares of common stock outstanding as of the last day of the fiscal year immediately preceding such March 1. With respect to grants under the Incentive Plan to the Company's independent directors, the aggregate share limit under the Incentive Plan is equal to the sum of (1) 55,750 shares of common stock, plus (2) on March 1 of each year during the term of the Incentive Plan commencing on March 1, 2003, a number of shares of common stock equal to 0.1% of the total number of issued and outstanding shares of common stock as of the last day of the fiscal year immediately preceding such March 1. At February 1, 2003, options to purchase 613 shares of common stock were outstanding under the Incentive Plan at a weighted average exercise price of $19.87 per share, and 558 shares remained available for future grant under the Incentive Plan. All option grants under the Incentive Plan were made at fair value on the date of grant.

        Information regarding the 1994 Company Plan, as amended, and the Incentive Plan is as follows:

	Shares	Option Price Per Share	Weighted Average Exercise Price
Outstanding subsequent to merger and recapitalization	1,215	$0.10	$0.10
Fiscal 2000 activity subsequent to merger and recapitalization:
Granted	525	$0.50	$0.50
Exercised	(289)	$0.10	$0.10

Outstanding at February 3, 2001	1,451	$0.10-$0.50	$0.24
Granted	882	$0.50-$4.45	$1.33
Exercised	(923)	$0.10-$0.50	$0.13
Cancelled	(55)	$0.10-$0.10	$0.10

Outstanding at February 2, 2002	1,355	$0.10-$4.45	$1.03
Granted	680	$19.00-$25.09	$19.78
Exercised	(639)	$0.10-$4.45	$1.02
Cancelled	(127)	$0.50-$19.00	$10.28

Outstanding at February 1, 2003	1,269	$0.10-$25.09	$10.16

(c) Stock Options Outstanding:

        The following table summarizes information about the options outstanding under the Company's stock option plans at February 1, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.10	2	6.12	$0.10	2	$0.10
0.50-0.61	565	8.29	0.57	565	0.57
4.45	89	8.94	4.45	89	4.45
19.00-25.09	613	9.13	19.87	45	21.76

$0.10-$25.09	1,269	8.74	$10.16	701	$2.42

        See Note 1(o) for a discussion of the Company's accounting for stock compensation expense.

11. Income Taxes

        Income taxes (benefit) consists of the following:

	Years Ended
	February 3, 2001	February 2, 2002	February 1, 2003
Current:
Federal	$3,434	$(1,027)	$4,945
State	520	(62)	2,256

	3,954	(1,089)	7,201

Deferred:
Federal	1,267	(858)	16,129
State	(247)	(268)	1,847

	1,020	(1,126)	17,976

Income taxes (benefit) before extraordinary item	$4,974	$(2,215)	$25,177

        Income taxes are included in the statements of operations as follows:

	Years Ended
	February 3, 2001	February 2, 2002	February 1, 2003
Income taxes (benefit) on earnings (loss) before extraordinary item	$4,974	$(2,215)	$25,177
Income taxes (benefit) on extraordinary item	(825)	(7,888)	(1,332)

Total income taxes (benefit)	$4,149	$(10,103)	$23,845

        A reconciliation of income taxes at the federal statutory rate of 35% with the provision for income taxes (benefit) follows:

	Years Ended
	February 3, 2001	February 2, 2002	February 1, 2003
Income taxes at federal statutory rate	$(5,666)	$(11,516)	$19,595
Non-deductible expenses	2,276	2,735	1,957
State taxes, net of federal tax benefit	116	(879)	2,239
Change in valuation allowance	7,745	(153)	(4,542)
Net operating losses	—	—	4,844
Other	(322)	(290)	(248)

	$4,149	$(10,103)	$23,845

        The sources of significant temporary differences which gave rise to the deferred tax provision and their effects follow:

	Years Ended
	February 3, 2001	February 2, 2002	February 1, 2003
Inventory	$(42)	$(409)	$904
Deferred rent	(160)	(357)	(350)
Depreciation	1,179	(768)	6,944
Accrued fringes	(777)	(2,979)	(5,545)
Intangibles	(411)	(1,257)	2,055
Store closing costs	819	901	(102)
Assets related to Petopia.com	(7,167)	(59)	(1,090)
Benefit of net operating loss carryforwards	4,110	(2,836)	8,923
Stock-based compensation	—	(1,217)	487
Debt issuance costs	(2,164)	1,150	121
Alternative minimum tax credit	(1,996)	(604)	179
Accrued expenses	—	—	9,453
Change in valuation allowance	7,745	(153)	(4,542)
Other	(478)	(535)	1,407

	$658	$(9,123)	$18,844

        Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets follow:

	February 2, 2002	February 1, 2003
Deferred tax assets:
Inventory	$3,981	$3,077
Deferred rent	5,487	5,837
Accrued fringes	6,337	11,882
Store closing costs	962	1,064
Assets related to Petopia.com	9,104	10,194
Net operating loss carryforwards	16,737	7,814
Stock option compensation	1,217	730
Debt issuance costs	1,014	893
Alternative minimum tax credit	3,874	3,695
Other	1,067	—

Total deferred tax assets	49,780	45,186
Valuation allowance	(14,092)	(9,550)

Net deferred tax assets	35,688	35,636
Deferred tax liabilities:
Depreciation	(15,605)	(22,549)
Intangibles	(15)	(2,070)
Accrued expenses	—	(9,453)
Other	—	(340)

Total deferred tax liabilities	(15,620)	(34,412)

Net deferred tax assets	$20,068	$1,224

        Deferred taxes are reflected in the accompanying consolidated balance sheets as follows:

	February 2, 2002	February 1, 2003
Current—Deferred tax assets	$26,287	$14,492
Long-term—Deferred tax liability	(6,219)	(13,268)

	$20,068	$1,224

        The valuation allowance of $14,092 at February 2, 2002 relates primarily to net operating loss carryforwards of PetCare Plus, Inc. (acquired during fiscal year 1997) and the Company's divestiture of its investment in Petopia.com. The valuation allowance of $9,550 at February 1, 2003 relates primarily to the Company's divestiture of its investment in Petopia.com. The decrease in the valuation allowance at February 1, 2003 relates primarily to the utilization of the PetCare net operating loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowance.

        At February 1, 2003, the Company has available net loss carryforwards of $19,296 for federal income tax purposes, which begin expiring in 2012, and $19,954 for state income tax purposes, which begin expiring in 2010.

12. Employee Savings Plans

        The Company has employee savings plans that permit eligible participants to make contributions by salary reduction pursuant to either section 401(k) of the Internal Revenue Code or under the Company's non-qualified deferred compensation plan. The Company matches 50% of the first 6% of compensation that is contributed by each participating employee to the plans. In connection with the required match, the Company's contributions to the plans were $1,052 in 2000, $1,304 in 2001 and $1,351 in 2002.

13. Related Party Transactions

        In October 2000, the Company entered into a management agreement with two entities who were sponsors of the merger and recapitalization transaction. Under the terms of this agreement, the Company paid management fees in an aggregate amount of $1,040, $3,120 and $260 in fiscal 2000, 2001 and 2002, respectively, to these two related parties. In February 2002, the Company terminated the management agreement and paid a termination fee of $12.5 million which was recorded in fiscal 2002.

        The Company issued 13% Senior Subordinated Notes due October 2010 to related parties in fiscal 2000 and redeemed them in fiscal 2001 (see Note 6). The related parties syndicated a portion of these Senior Subordinated Notes. Interest expense incurred on the Senior Subordinated Notes, primarily with related parties, including amortization of the discount, was $5,716 in fiscal 2000 and $11,952 in fiscal 2001.

        In October 2000, the Company made a loan to James M. Myers, Executive Vice President, Chief Financial Officer and a director, in the principal amount of $85,000. The loan, including principal and interest, was repaid in full in January 2003.

14. Commitments and Contingencies

        In July 2001, the Company received a copy of a complaint filed in the Superior Court of California for the County of Los Angeles alleging violations of the California Labor Code and the Business and Professions Code. The purported class of plaintiffs allege that the Company improperly classified its salaried store managers and assistant store managers as exempt employees not entitled to overtime pay for work in excess of 40 hours per week. The relief sought includes compensatory damages, penalties, preliminary and permanent injunctions requiring the Company to pay overtime compensation under California law, prejudgment interest, costs and attorneys' fees and such other relief as the court deems proper. In November 2001, the case was transferred to the Superior Court of California for the County

of San Diego. In December 2002, the Company announced its intention to settle all claims related to this lawsuit. While the Company continues to deny the allegations underlying the lawsuit, the Company has tentatively agreed to the settlement to avoid possible disruption to its business from protracted litigation. In fiscal 2002, the Company expensed $2.1 million, after tax, for the settlement, which received preliminary court approval but remains subject to final court approval.

        In June 2002, allegations were made in a complaint filed in the San Francisco Superior Court by the San Francisco City Attorney's office to the effect that certain associates have not properly cared for companion animals for sale in the Company's two San Francisco stores. The complaint, which has been subsequently transferred to the Santa Clara Superior Court, seeks damages, penalties and an injunction against the sale of companion animals in the Company's San Francisco stores. The complaint and related news reports have caused negative publicity. The Company takes seriously any allegations regarding the proper care of companion animals and has taken steps to reiterate to all its associates the importance of proper care for all companion animals in all of the Company's stores. The Company is responding to the complaint and is defending it vigorously. The complaint and any similar actions, which could be filed in the future, could cause negative publicity, which could have a material adverse effect on the Company's results of operations.

        The Company is also involved in routine litigation arising in the ordinary course of its business. While the results of such litigation cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

15. Supplemental Guarantor Condensed Consolidating Financial Statements

        The Company issued $200 million in principal amount of 10.75% Senior Subordinated Notes due 2011 in which certain of its subsidiaries (the guarantor subsidiaries) will serve as guarantors on a full and unconditional basis. Certain other subsidiaries (the nonguarantor subsidiaries) will not guarantee such debt.

        The following tables present the unaudited condensed consolidating balance sheets of PETCO Animal Supplies, Inc. as a parent company, its guarantor subsidiaries and its nonguarantor subsidiaries as of February 2, 2002 and February 1, 2003 and the related unaudited condensed consolidating statements of operations and cash flows for each of the years in the three-year period ended February 1, 2003.

PETCO ANIMAL SUPPLIES, INC.

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND
PARENT COMPANY BALANCE SHEET

February 2, 2002

(in thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. And Subsidiaries
ASSETS
Current assets:
Cash and cash equivalents	$36,000	$215	$—	$—	$36,215
Receivables	920	8,774	—	—	9,694
Inventories	125,990	3,001	—	—	128,991
Deferred tax assets	26,287	—	—	—	26,287
Other	8,234	15	—	—	8,249

Total current assets	197,431	12,005	—	—	209,436
Fixed assets, net	188,754	22,378	—	—	211,132
Debt issuance costs	6,086	—	—	—	6,086
Goodwill	—	40,928	—	—	40,928
Intercompany investments and advances	179,157	45,695	—	(224,852)	—
Other assets	5,990	—	—	—	5,990

	$577,418	$121,006	$—	$(224,852)	$473,572

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$(2,361)	$54,584	$—	$—	$52,223
Intercompany payables	155,912	(159,626)	—	3,714	—
Accrued expenses	40,400	8,889	—	—	49,289
Accrued salaries and employee benefits	32,520	423	—	—	32,943
Current portion of long-term debt	2,000	—	—	—	2,000
Current portion of capital lease and other obligations	4,552	—	—	—	4,552

Total current liabilities	233,023	(95,730)	—	3,714	141,007
Long-term debt, excluding current portion	192,500	—	—	—	192,500
Senior subordinated notes payable	200,000	—	—	—	200,000
Capital lease and other obligations, excluding current portion	2,105	—	—	—	2,105
Deferred tax liability	6,219	—	—	—	6,219
Deferred rent and other liabilities	17,647	519	—	—	18,166

Total liabilities	651,494	(95,211)	—	3,714	559,997
Preferred stock:
14% Series A senior redeemable preferred stock	130,038	—	—	—	130,038
12% Series B junior redeemable preferred stock	89,244	—	—	—	89,244
Stockholders' equity (deficit)	(293,358)	216,217	—	(228,566)	(305,707)

	$577,418	$121,006	$—	$(224,852)	$473,572

PETCO ANIMAL SUPPLIES, INC.

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND
PARENT COMPANY BALANCE SHEET

February 1, 2003

(in thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. And Subsidiaries
ASSETS
Current assets:
Cash and cash equivalents	$108,174	$763	$—	$—	$108,937
Receivables	3,579	10,724	—	—	14,303
Inventories	128,837	9,573	—	—	138,410
Deferred tax assets	14,492	—	—	—	14,492
Other	7,413	46	—	—	7,459

Total current assets	262,495	21,106	—	—	283,601
Fixed assets, net	196,614	21,828	—	—	218,442
Debt issuance costs	5,724	—	—	—	5,724
Goodwill	—	40,644	—	—	40,644
Intercompany investments and advances	213,635	58,792	—	(272,427)	—
Other assets	6,444	—	—	—	6,444

	$684,912	$142,370	$—	$(272,427)	$554,855

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$(5,023)	$66,331	$—	$—	$61,308
Intercompany payables	203,606	(203,606)	—	—	—
Accrued expenses	58,839	6,252	—	—	65,091
Accrued salaries and employee benefits	41,325	415	—	—	41,740
Current portion of long-term debt	2,000	—	—	—	2,000
Current portion of capital lease and other obligations	411	—	—	—	411

Total current liabilities	301,158	(130,608)	—	—	170,550
Long-term debt, excluding current portion	190,500	—	—	—	190,500
Senior subordinated notes payable	170,000	—	—	—	170,000
Capital lease and other obligations, excluding current portion	2,630	—	—	—	2,630
Deferred tax liability	13,268	—	—	—	13,268
Deferred rent and other liabilities	18,439	551	—	—	18,990

Total liabilities	695,995	(130,057)	—	—	565,938
Stockholders' equity (deficit)	(11,083)	272,427	—	(272,427)	(11,083)

	$684,912	$142,370	$—	$(272,427)	$554,855

PETCO ANIMAL SUPPLIES, INC.

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND
PARENT COMPANY STATEMENT OF OPERATIONS

For the year ended February 3, 2001

(in thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. And Subsidiaries
Net sales	$1,050,340	$799,214	$—	$(698,376)	$1,151,178
Cost of sales and occupancy costs	759,935	680,028	—	(622,879)	817,084

Gross profit	290,405	119,186	—	(75,497)	334,094
Selling, general and administrative expenses	254,628	85,622	—	(75,497)	264,753
Merger and non-recurring costs	54,618	1,310	—	—	55,928

Operating income (loss)	(18,841)	32,254	—	—	13,413
Interest income	(1,549)	(2)	—	—	(1,551)
Interest expense	24,522	—	—	—	24,522

Earnings (loss) before internet operations and equity in loss of unconsolidated affiliates, income taxes and extraordinary item	(41,814)	32,256	—	—	(9,558)
Internet operations and equity in loss of unconsolidated affiliates	(2,611)	(1,455)	(477)	—	(4,543)

Earnings (loss) before income taxes and extraordinary item	(44,425)	30,801	(477)	—	(14,101)
Income taxes	4,974	—	—	—	4,974

Earnings (loss) before extraordinary item	(49,399)	30,801	(477)	—	(19,075)
Extraordinary item—loss on early extinguishment of debt	(1,264)	—	—	—	(1,264)

Earnings (loss) before equity in earnings of subsidiaries	(50,663)	30,801	(477)	—	(20,339)
Equity in earnings of subsidiaries	30,324	—	—	(30,324)	—

Net earnings (loss)	$(20,339)	$30,801	$(477)	$(30,324)	$(20,339)

PETCO ANIMAL SUPPLIES, INC.

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND
PARENT COMPANY STATEMENT OF OPERATIONS

For the year ended February 2, 2002

(in thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. and Subsidiaries
Net sales	$1,194,022	$872,846	$—	$(765,919)	$1,300,949
Cost of sales and occupancy costs	851,978	736,078	—	(678,870)	909,186

Gross profit	342,044	136,768	—	(87,049)	391,763
Selling, general and administrative expenses	309,599	99,786	101	(87,049)	322,437
Write-off of Canadian investment	8,942	—	28,093	—	37,035
Merger and non-recurring costs	445	—	—	—	445

Operating income (loss)	23,058	36,982	(28,194)	—	31,846
Interest income	(612)	—	—	—	(612)
Interest expense	41,447	—	2	—	41,449

Earnings (loss) before internet operations and equity in loss of unconsolidated affiliates, income taxes and extraordinary item	(17,777)	36,982	(28,196)	—	(8,991)
Internet operations and equity in loss of unconsolidated affiliates	—	—	3,083	—	3,083

Earnings (loss) before income taxes and extraordinary item	(17,777)	36,982	(31,279)	—	(12,074)
Income taxes (benefit)	(2,215)	—	—	—	(2,215)

Earnings (loss) before extraordinary item	(15,562)	36,982	(31,279)	—	(9,859)
Extraordinary item—loss on early extinguishment of debt	(12,942)	—	—	—	(12,942)

Earnings (loss) before equity in earnings of subsidiaries	(28,504)	36,982	(31,279)	—	(22,801)
Equity in earnings of subsidiaries	5,703	—	—	(5,703)	—

Net earnings (loss)	$(22,801)	$36,982	$(31,279)	$(5,703)	$(22,801)

PETCO ANIMAL SUPPLIES, INC.

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND
PARENT COMPANY STATEMENT OF OPERATIONS

For the year ended February 1, 2003

(in thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. and Subsidiaries
Net sales	$1,358,130	$966,906	$—	$(848,402)	$1,476,634
Cost of sales and occupancy costs	953,807	815,013	—	(752,571)	1,016,249

Gross profit	404,323	151,893	—	(95,831)	460,385
Selling, general and administrative expenses	332,433	107,150	—	(95,831)	343,752
Management fees and termination costs	12,760	—	—	—	12,760
Stock based compensation and other costs	8,388	—	—	—	8,388
Litigation settlement	3,497	—	—	—	3,497

Operating income	47,245	44,743	—	—	91,988
Interest income	(801)	—	—	—	(801)
Interest expense	33,467	—	—	—	33,467

Earnings before income taxes and extraordinary item	14,579	44,743	—	—	59,322
Income taxes (benefit)	25,177	—	—	—	25,177

Earnings (loss) before extraordinary item	(10,598)	44,743	—	—	34,145
Extraordinary item—loss on early extinguishment of debt	(2,004)	—	—	—	(2,004)

Earnings (loss) before equity in earnings of subsidiaries	(12,602)	44,743	—	—	32,141
Equity in earnings of subsidiaries	44,743	—	—	(44,743)	—

Net earnings (loss)	$32,141	$44,743	$—	$(44,743)	$32,141

PETCO ANIMAL SUPPLIES, INC.

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND
PARENT COMPANY STATEMENT OF CASH FLOWS

For the year ended February 3, 2001

(unaudited)

(in thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. and Subsidiaries
Cash flows provided by operating activities:
Net earnings (loss)	$(20,339)	$30,801	$(477)	$(30,324)	$(20,339)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities	63,003	(27,071)	9,987	30,324	76,243

Net cash provided by operating activities	42,664	3,730	9,510	—	55,904

Cash flows used in investing activities:
Additions to fixed assets	(41,536)	(4,985)	—	—	(46,521)
Investment in affiliates	—	—	(9,510)	—	(9,510)
Net cash invested in acquisitions of businesses	(16,407)	—	—	—	(16,407)
Change in other assets	(197)	—	—	—	(197)

Net cash used in investing activities	(58,140)	(4,985)	(9,510)	—	(72,635)

Cash flows provided by (used in) financing activities:
Borrowings under long-term debt agreements	397,521	—	—	—	397,521
Repayment of long term debt agreements	(117,175)	—	—	—	(117,175)
Debt issuance costs	(11,254)	—	—	—	(11,254)
Repayments of capital lease and other obligations	(7,955)	—	—	—	(7,955)
Purchase of common stock	(463,427)	—	—	—	(463,427)
Net proceeds from the issuance of common stock	16,889	—	—	—	16,889
Net proceeds from the issuance of Series A redeemable preferred stock	107,376	—	—	—	107,376
Net proceeds from the issuance of Series B redeemable preferred stock	75,675	—	—	—	75,675
Proceeds from the issuance of warrants	1,066	—	—	—	1,066

Net cash used in financing activities	(1,284)	—	—	—	(1,284)

Net decrease in cash and cash equivalents	(16,760)	(1,255)	—	—	(18,015)
Cash and cash equivalents at the beginning of the period	33,864	2,195	—	—	36,059

Cash and cash equivalents at the end of the period	$17,104	$940	$—	$—	$18,044

PETCO ANIMAL SUPPLIES, INC.

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND
PARENT COMPANY STATEMENT OF CASH FLOWS

For the year ended February 2, 2002

(unaudited)

(in thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. and Subsidiaries
Cash flows provided by operating activities:
Net earnings (loss)	$(22,801)	$36,982	$(31,279)	$(5,703)	$(22,801)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities	89,746	(33,896)	41,007	5,703	102,560

Net cash provided by operating activities	66,945	3,086	9,728	—	79,759

Cash flows provided by (used in) investing activities:
Additions to fixed assets	(52,495)	(3,811)	—	—	(56,306)
Proceeds from sale of fixed assets	71	—	—	—	71
Investment in affiliates	—	—	(9,728)	—	(9,728)
Loans to employees	(906)	—	—	—	(906)
Repayment of loan to affiliate	6,545	—	—	—	6,545

Net cash used in investing activities	(46,785)	(3,811)	(9,728)	—	(60,324)

Cash flows provided by (used in) financing activities:
Borrowings under long-term debt agreements	215,650	—	—	—	215,650
Repayment of long term debt agreements	(210,150)	—	—	—	(210,150)
Debt issuance costs	(1,210)	—	—	—	(1,210)
Repayments of capital lease and other obligations	(5,678)	—	—	—	(5,678)
Net proceeds from the issuance of common stock	124	—	—	—	124

Net cash used in financing activities	(1,264)	—	—	—	(1,264)

Net increase (decrease) in cash and cash equivalents	18,896	(725)	—	—	18,171
Cash and cash equivalents at the beginning of the period	17,104	940	—	—	18,044

Cash and cash equivalents at the end of the period	$36,000	$215	$—	$—	$36,215

PETCO ANIMAL SUPPLIES, INC.

CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND
PARENT COMPANY STATEMENT OF CASH FLOWS

For the year ended February 1, 2003

(unaudited)

(in thousands)

	PETCO Animal Supplies, Inc. Parent Company Guarantor	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and Eliminations	PETCO Animal Supplies, Inc. and Subsidiaries
Cash flows provided by operating activities:
Net earnings	$32,141	$44,743	$—	$(44,743)	$32,141
Adjustments to reconcile net earnings to net cash provided by operating activities	97,555	(40,913)	—	44,743	101,385

Net cash provided by operating activities	129,696	3,830	—	—	133,526

Cash flows provided by (used in) investing activities:
Additions to fixed assets	(53,343)	(3,282)	—	—	(56,625)
Proceeds from sales of fixed assets	416	—	—	—	416
Net (loans) repayments to/from employees	210	—	—	—	210

Net cash used in investing activities	(52,717)	(3,282)	—	—	(55,999)

Cash flows provided by (used in) financing activities:
Repayment of long term debt agreements	(32,000)	—	—	—	(32,000)
Debt issuance costs	(1,465)	—	—	—	(1,465)
Repayments of capital lease and other obligations	(4,715)	—	—	—	(4,715)
Net proceeds from the issuance of common stock	273,144				273,144
Repayment of Series A redeemable preferred Stock	(142,231)	—	—	—	(142,231)
Repayment of Series B redeemable preferred Stock	(97,538)	—	—	—	(97,538)

Net cash used in financing activities	(4,805)	—	—	—	(4,805)

Net increase in cash and cash equivalents	72,174	548	—	—	72,722
Cash and cash equivalents at the beginning of the period	36,000	215	—	—	36,215

Cash and cash equivalents at the end of the period	$108,174	$763	$—	$—	$108,937

PROSPECTUS

$55,000,000

Common Stock

Offered by

PETCO Animal Supplies, Inc.

11,500,000 Shares of Common Stock
Offered by Selling Stockholders

        We may offer and sell from time to time shares of common stock in amounts, at prices and on the terms that we will determine at the time of offering, with an aggregate initial offering price of up to $55,000,000. In addition, the selling stockholders named in this prospectus may sell up to 11,500,000 shares of our common stock. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

        We will provide the specific terms of these offers and sales in supplements to this prospectus. You should read this prospectus and any supplements carefully before you invest. We and the selling stockholders may sell common stock directly to purchasers or through agents or through underwriters or dealers as designated from time to time. If any agents, underwriters or dealers are involved in the sale of the common stock, the applicable prospectus supplement will provide the names of the agents, underwriters or dealers and any applicable fees, commissions or discounts.

        Our common stock is listed on the Nasdaq National Market under the symbol "PETC."

        Investing in our securities involves risks, which we describe in our Annual Report on Form 10-K and in other documents that we subsequently file with the Securities and Exchange Commission, and which we will describe in supplements to this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

March 24, 2003

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

        Whenever we refer to "PETCO," "we," "our" or "us" in this prospectus, we mean PETCO Animal Supplies, Inc. and its consolidated subsidiaries, unless the context suggests otherwise.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may sell common stock from time to time in one or more offerings up to a total dollar amount of $55,000,000. Certain selling stockholders referred to in this prospectus and identified in supplements to this prospectus may also offer and sell shares of our common stock under this prospectus. We will not receive any of the proceeds from any sales of shares by the selling stockholders. Each time we offer to sell or a selling stockholder offers to sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the next heading, "Where You Can Find More Information."

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, file periodic reports, proxy statements and other information with the SEC. You may read and copy these periodic reports, proxy statements and other information at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. The address of the site is http://www.sec.gov.

        We are incorporating by reference some information about us that we file with the SEC. We are disclosing important information to you by referencing those filed documents. Any information that we reference this way is considered part of this prospectus. The information in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update and supersede this information.

        We incorporate by reference the following documents we have filed, or may file, with the SEC:

  •
  Our Annual Report on Form 10-K for the fiscal year ended February 1, 2003 filed with the SEC on March 20, 2003;

  •
  The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on February 19, 2002; and

  •
  All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before termination of this offering.

        You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

PETCO Animal Supplies, Inc.
Attention: Investor Relations
9125 Rehco Road
San Diego, California 92121
(858) 453-7845

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These statements are therefore entitled to the protection of the safe harbor provisions of these laws. We generally identify forward-looking statements in this prospectus using words like "believe," "intend," "target," "expect," "estimate," "may," "should," "plan," "project," "contemplate," "anticipate," "predict" or similar expressions. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements involve known and unknown risks, uncertainties and other factors, including those detailed in our Annual Report on Form 10-K under the heading "Certain Cautionary Statements," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

PETCO

        We are a leading specialty retailer of premium pet food, supplies and services with 600 stores in 43 states and the District of Columbia. Our products include pet food, supplies, grooming products, toys, novelty items and vitamins, small pets such as fish, birds and other small animals (excluding cats and dogs), and veterinary supplies. Our strategy is to offer our customers a complete assortment of pet-related products and services at competitive prices, with superior levels of customer service at convenient locations.

        Our stores combine the broad merchandise selection and everyday low prices of a pet supply warehouse store with the convenient location and knowledgeable customer service of a neighborhood pet supply store. We believe that this combination differentiates our stores and provides us with a competitive advantage. Our principal format is a 12,000 to 15,000 square foot store, conveniently located near local neighborhood shopping destinations, including supermarkets, bookstores, coffee shops, dry cleaners and video stores, where our target "pet parent" customer makes regular weekly shopping trips. We believe that our stores are well positioned, both in terms of product offerings and location, to benefit from favorable long-term demographic trends, a growing pet population and an increasing willingness of pet owners to spend on their pets.

        Our corporate headquarters are located at PETCO Animal Supplies, Inc., 9125 Rehco Road, San Diego, CA 92121, and our telephone number is (858) 453-7845. Our web site address is www.petco.com. The information contained or incorporated in our web site is not a part of this prospectus.

USE OF PROCEEDS

        Unless otherwise indicated in a prospectus supplement, we currently intend to use the net proceeds from our sale of common stock to redeem up to $40.0 million in principal amount of our outstanding 10.75% senior subordinated notes due 2011. Under the indenture governing the senior subordinated notes, we would be required to pay a 10.75% redemption premium and accrued and unpaid interest through the date of redemption in order to redeem the senior subordinated notes. Alternatively, we may elect to purchase indebtedness, in open market purchases, negotiated transactions or otherwise, with the net proceeds from our sale of common stock. We currently intend to use any remaining net proceeds for general corporate purposes. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities.

        We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

        The following table sets forth information about the selling stockholders' beneficial ownership of our common stock as of March 19, 2003 (such information has been provided by the selling stockholders) and after the sale of the common stock offered by each selling stockholder, assuming all such shares are sold. None of the selling stockholders has committed to sell any shares under this prospectus. The percentage of outstanding shares beneficially owned is based on 57,373,067 shares of common stock outstanding as of March 19, 2003. The numbers presented under "Shares of Common Stock Beneficially Owned After the Offering" assume that all of the shares offered by the selling stockholders are sold and that the selling stockholders acquire no additional shares of our common stock before the completion of this offering. The selling stockholders may offer all, some or none of the shares of our common stock beneficially owned by them. We will pay all expenses incurred with respect to the registration and sale of the shares of common stock owned by the selling stockholders, other than underwriting fees, discounts or commissions, which will be borne by the selling stockholders. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

        The term "selling stockholders," as used in this prospectus, includes the persons listed below and any transferees, pledgees, donees, heirs or other successors receiving shares from the persons listed below after the date of this prospectus.

	Shares of Common Stock Beneficially Owned Before the Offering		Shares of Common Stock To Be Sold In the Offering	Shares of Common Stock Beneficially Owned After the Offering
Name of Selling Stockholder
	Number	Percentage		Number	Percentage
Green Equity Investors III, L.P.(1)(2)	15,030,954	26.2%	5,750,000	9,280,954	16.2%
TPG Partners III, L.P.(1)(3)	11,368,813	19.8	4,349,070	7,019,743	12.2
TPG Parallel III, L.P.(1)(3)	2,185,952	3.8	836,223	1,349,729	2.4
TPG Dutch Parallel III, C.V.(1)(3)	723,320	1.3	276,702	446,618	*
FOF Partners III-B, L.P.(1)(3)	420,265	*	160,770	259,495	*
TPG Investors III, L.P.(1)(3)	313,696	*	120,002	193,694	*
FOF Partners III, L.P.(1)(3)	18,909	*	7,233	11,676	*

  (1)
  We refer to TPG Partners III, L.P., TPG Parallel III, L.P., TPG Dutch Parallel III, C.V., TPG Investors III, L.P., FOF Partners III, L.P. and FOF Partners III-B, L.P. collectively as Texas Pacific Group. Green Equity Investors III, L.P. and Texas Pacific Group are parties to an agreement, pursuant to which, among other things, they have agreed to vote for two nominees of each of Green Equity Investors III, L.P. and Texas Pacific Group to serve on our board of directors.

  (2)
  The address of Green Equity Investors III, L.P. is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

  (3)
  The address of each of TPG Partners III, L.P., TPG Parallel III, L.P., TPG Dutch Parallel III, C.V., TPG Investors III, L.P., FOF Partners III, L.P. and FOF Partners III-B, L.P. is 301 Commerce Street, Suite 3330, Fort Worth, Texas 76102.

        In October 2000, we completed a leveraged recapitalization with an entity controlled by Leonard Green & Partners, L.P. and its affiliates, which we refer to collectively as Leonard Green, and TPG Partners III, L.P. and its affiliates, which we refer to collectively as Texas Pacific Group. Green Equity Investors III, L.P. is an affiliate of Leonard Green and the other selling stockholders set forth in the table above are affiliates of Texas Pacific Group.

        In connection with the recapitalization transaction, we entered into a ten year management services agreement with Leonard Green and Texas Pacific Group, who acted as the managers under the agreement. Under the management services agreement, the managers provided management, consulting and financial planning services and transaction-related financial advisory and investment banking services to us and our subsidiaries. We paid a one-time structuring fee of $8.0 million to the managers in October 2000 under the agreement. The managers received an annual fee of approximately $3.1 million as compensation for the general services they provided under the management services agreement and normal and customary fees for transaction-related services, and were reimbursed for out-of-pocket expenses. Shortly after the closing of our initial public offering in February 2002, we paid Leonard Green and Texas Pacific Group an aggregate amount of approximately $12.5 million to terminate the management services agreement.

        In connection with the recapitalization transaction, we also entered into a stockholders agreement with certain of our stockholders, including the selling stockholders. The stockholders agreement was amended and restated in connection with our initial public offering in February 2002. Under the amended and restated stockholders agreement, certain of our stockholders, including the selling stockholders, may demand that we file a registration statement under the Securities Act covering some or all of the stockholder's registrable securities. In addition, if we propose to register any of our equity securities under the Securities Act, other than in connection with a demand registration or other excluded registration, the stockholders may require that we include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities. In general, we will bear all fees, costs and expenses of registrations under the stockholders agreement, other than underwriting discounts and commissions. The selling stockholders have waived any registration rights they may have in connection with any sale of common stock pursuant to this prospectus or any prospectus supplement.

        John M. Baumer, Jonathan Coslet, John G. Danhakl and William S. Price III each serve on our board of directors. Messrs. Baumer and Danhakl are partners of Leonard Green & Partners, L.P. Mr. Coslet is an executive of Texas Pacific Group and Mr. Price is a founding partner of Texas Pacific Group.

PLAN OF DISTRIBUTION

        We and the selling stockholders currently intend to offer and sell the common stock in one or more underwritten public offerings. However, we and/or any selling stockholders may also offer and sell shares of common stock:

  •
  through agents;

  •
  through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  directly to one or more purchasers (through a specific bidding or auction process or otherwise); or

  •
  through a combination of any of these methods of sale.

        The distribution of the common stock may be effected from time to time in one or more transactions either:

  •
  at a fixed price or prices, which may be changed;

  •
  at market prices prevailing at the time of sale;

  •
  at prices relating to the prevailing market prices; or

  •
  at negotiated prices.

        Offers to purchase the common stock may be solicited by agents designated by us and/or any selling stockholders from time to time. Any agent involved in the offer or sale of the common stock will be named, and any commissions payable by us and/or any selling stockholders to the agent will be described, in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as such term is defined in the Securities Act, of the common stock so offered and sold.

        If we and/or any selling stockholders offer and sell common stock through an underwriter or underwriters, we and/or the selling stockholders will execute an underwriting agreement with the underwriter or underwriters. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be described in the applicable prospectus supplement, which will be used by the underwriters to make resales of the common stock. That prospectus supplement and this prospectus will be used by the underwriters to make resales of the common stock. If underwriters are used in the sale of any common stock in connection with this prospectus, those shares of common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters and us and/or any selling stockholders at the time of sale. Shares of common stock may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are used in the sale of common stock, unless otherwise indicated in a related prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to some conditions precedent and that with respect to a sale of those shares of common stock the underwriters will be obligated to purchase all such securities if any are purchased.

        If any underwriters are involved in the offer and sale, they will be permitted to engage in transactions that maintain or otherwise affect the price of the common stock. These transactions may include over-allotment transactions, purchases to cover short positions created by the underwriter in connection with the offering and the imposition of penalty bids. If an underwriter creates a short position in the common stock in connection with the offering, i.e., if it sells more shares of common stock than set forth on the cover page of the applicable prospectus supplement, the underwriter may reduce that short position by purchasing common stock in the open market. In general, purchases of common stock to reduce a short position could cause the price of the common stock to be higher than it might be in the absence of such purchases. As noted above, underwriters may also choose to impose penalty bids on other underwriters and/or selling group members. This means that if underwriters purchase common stock on the open market to reduce their short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from those underwriters and/or selling group members who sold such common stock as part of the offering.

        If we and/or the selling stockholders offer and sell common stock through a dealer, we, the selling stockholders or an underwriter will sell the common stock to the dealer, as principal. The dealer may then resell the common stock to the public at varying prices to be determined by the dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the common stock so offered and sold. The name of the dealer and the terms of the transactions will be set forth in the applicable prospectus supplement.

        We and/or the selling stockholders may solicit offers to purchase the common stock directly and we and/or the selling stockholders may sell the common stock directly to institutional or other investors, who may be deemed to be an underwriter within the meaning of the Securities Act with respect to any resales of those shares of common stock. The terms of these sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

        We and/or the selling stockholders may enter into agreements with agents, underwriters and dealers under which we and/or the selling stockholders may agree to indemnify the agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make with respect to these liabilities. The terms and conditions of this indemnification or contribution will be described in the applicable prospectus supplement. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us and/or the selling stockholders in the ordinary course of business.

        We and/or the selling stockholders may authorize our respective agents or underwriters to solicit offers to purchase common stock at the public offering price under delayed delivery contracts. The terms of these delayed delivery contracts, including when payment for and delivery of the common stock sold will be made under the contracts and any conditions to each party's performance set forth in the contracts, will be described in the applicable prospectus supplement. The compensation received by underwriters or agents soliciting purchases of common stock under delayed delivery contracts will also be described in the applicable prospectus supplement.

        From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of our shares of common stock owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell such common stock from time to time by this prospectus. The selling stockholders also may transfer and donate our common stock owned by them in other circumstances. The number of shares of our common stock beneficially owned by selling stockholders will decrease as and when the selling stockholders transfer or donate their shares of our common stock or default in performing obligations secured by their shares of our common stock. The plan of distribution for the securities offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be selling stockholders for purposes of this prospectus.

DESCRIPTION OF CAPITAL STOCK

        This prospectus contains a summary of the material terms of our capital stock. The following description of our capital stock is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

        Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

        As of March 19, 2003, there were 57,373,067 shares of common stock outstanding, held of record by approximately 100 stockholders. Holders of shares of our common stock are entitled to one vote per share on matters to be voted upon by the stockholders and, subject to the prior rights of the holders of preferred stock, to receive dividends when and as declared by the board of directors with funds legally available therefor and to share ratably in our assets legally available for distribution to the stockholders in the event of liquidation or dissolution, after payment of all debts and other liabilities. Holders of our common stock are not entitled to preemptive rights and have no subscription, redemption or conversion privileges. Our common stock does not have cumulative voting rights, which means the holder or holders of more than one-half of the shares voting for the election of directors can elect all of the directors then being elected. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

        Our certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, par value $0.01 per share, in one or more series and to fix the powers, preferences, privileges, rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. We believe that the board of directors' authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control. We have no outstanding shares of preferred stock and no present plan to issue any shares of preferred stock.

Anti-takeover Provisions of our Charter, Bylaws and Delaware General Corporation Law

        Stockholder Action; Advance Notification of Stockholder Nominations and Proposals. Our certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our certificate of incorporation also requires that special meetings of stockholders be called only by our board of directors, our chairman or our president. In addition, our bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

        Number, Election and Removal of the Board of Directors.    Our certificate of incorporation provides that the authorized number of directors will be as set forth in the bylaws and may be changed only by an amendment to the bylaws duly adopted by the board of directors or our stockholders. Our bylaws provide that the board of directors may consist of between five and fifteen members, with the actual number to be determined from time to time by resolution of the board of directors. Our board of directors currently consists of nine members divided into three different classes. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Between stockholder meetings, directors may be removed by our stockholders only for cause, and the board of directors may appoint new directors to fill vacancies or newly created directorships. These provisions may deter a stockholder from removing incumbent directors and from simultaneously gaining control of the board of directors by filling the vacancies created by removal with its own nominees.

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law, or the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Indemnification of Directors and Officers and Limitation of Liability

        Our certificate of incorporation and bylaws allow us to eliminate the personal liability of our directors and to indemnify directors and officers to the fullest extent permitted by the DGCL.

        We have also entered into indemnity agreements with each of our directors and officers, which provide for mandatory indemnity of an officer or director made party to a "proceeding" by reason of the fact that he or she is or was an officer or director of ours, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. These agreements also obligate us to advance expenses to an indemnitee provided that he or she agrees to repay advanced expenses in the event he or she is not entitled to indemnification. Indemnitees are also entitled to partial indemnification, and indemnification for expenses incurred as a result of acting at our request as a director, officer or agent of an employee benefit plan or other partnership, corporation, joint venture, trust or other enterprise owned or controlled by us.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the above provisions or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

        Our common stock is listed on the Nasdaq National Market under the symbol "PETC."

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California.

EXPERTS

        The consolidated financial statements of PETCO Animal Supplies as of February 2, 2002 and February 1, 2003, and for each of the years in the three year period ended February 1, 2003 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the year ended February 1, 2003 refers to a change in accounting for goodwill.

QuickLinks

TABLE OF CONTENTS
ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
PETCO
The Offering
Summary Consolidated Financial and Other Data
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Number of PETCO Stores as of May 3, 2003
MANAGEMENT
SELLING STOCKHOLDERS
DESCRIPTION OF CERTAIN INDEBTEDNESS
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITERS
LEGAL MATTERS
EXPERTS
Index to Financial Statements
INDEPENDENT AUDITORS' REPORT
PETCO ANIMAL SUPPLIES, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except per share data)
PETCO ANIMAL SUPPLIES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)
PETCO ANIMAL SUPPLIES, INC. CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) For the years ended February 3, 2001, February 2, 2002 and February 1, 2003 (In thousands)
PETCO ANIMAL SUPPLIES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
PETCO ANIMAL SUPPLIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended February 3, 2001, February 2, 2002 and February 1, 2003 (In thousands, except per share data or as otherwise noted)
PETCO ANIMAL SUPPLIES, INC. CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY BALANCE SHEET February 2, 2002 (in thousands)
PETCO ANIMAL SUPPLIES, INC. CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY BALANCE SHEET February 1, 2003 (in thousands)
PETCO ANIMAL SUPPLIES, INC. CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY STATEMENT OF OPERATIONS For the year ended February 3, 2001 (in thousands)
PETCO ANIMAL SUPPLIES, INC. CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY STATEMENT OF OPERATIONS For the year ended February 2, 2002 (in thousands)
PETCO ANIMAL SUPPLIES, INC. CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY STATEMENT OF OPERATIONS For the year ended February 1, 2003 (in thousands)
PETCO ANIMAL SUPPLIES, INC. CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY STATEMENT OF CASH FLOWS For the year ended February 3, 2001 (unaudited) (in thousands)
PETCO ANIMAL SUPPLIES, INC. CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY STATEMENT OF CASH FLOWS For the year ended February 2, 2002 (unaudited) (in thousands)
PETCO ANIMAL SUPPLIES, INC. CONDENSED CONSOLIDATING GUARANTOR, NON-GUARANTOR AND PARENT COMPANY STATEMENT OF CASH FLOWS For the year ended February 1, 2003 (unaudited) (in thousands)
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
PETCO
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS